

**2023 ANNUAL REPORT | 2024 PROXY STATEMENT**

INTEVAC, INC.

## LETTER TO OUR STOCKHOLDERS

INTEVAC, INC.

# Letter to our Stockholders

2023 was a year which demonstrated the critical role Intevac plays in the global electronics manufacturing industry. During one of the most challenging periods in the history of the hard disk drive (HDD) industry, Intevac achieved very strong revenue growth of 47% compared to 2022. Superb operational execution enabled Intevac to deliver an all-time record level of technology upgrades, which culminated in a four-year-record high in revenues for our equipment business.

2023 was also a critical year for the technological development and commercial launch of our groundbreaking TRIO platform. We successfully completed the development phase of our JDA and achieved system qualification, as promised, by year-end.

Our performance of the last year demonstrates that we are uniquely capable of producing equipment that addresses the needs of technologically-challenging, thin-film processes, in highly-demanding, high-volume manufacturing environments, and within industries that require extremely low costs of ownership.

## Enabling HAMR

Intevac is once again demonstrating our critical role in enabling major technology transitions in the HDD industry. Nearly 20 years ago we shipped our first 200 Lean® to support the industry's transition from planar to perpendicular magnetic recording (PMR). Since then, we have delivered over 180 systems, most of which are still producing media today – in fact, the majority of the world's hard drives contain media produced on these 200 Leans.

The industry has embarked on the first major technology transition since PMR, which is heat-assisted magnetic recording (HAMR). HAMR is a powerful method of increasing the capacity of each drive without the need for additional disks – otherwise known as improved areal density.

Today, the vast majority of HDD demand is driven by the data center – which means, instead of storage resident on each user's device, the massive amounts of data created each day are largely stored in the Cloud. As data continues to explode in the wake of AI productization, enterprise data centers will need to find sustainable ways to scale against limited space, power, and budget.

Boosting areal density results in tremendous efficiencies for the data center. Within an overall soft demand environment, we are witnessing a significant increase in demand for technology upgrades. The revenue ramp we achieved in 2023 demonstrates our operational agility and our ability to execute to meet aggressive customer timelines for HAMR upgrades. Even more importantly, Intevac has emerged as the enabling technology partner for the adoption of HAMR, and our revenue results in 2023 demonstrate that we are a direct beneficiary of the HDD media technology upgrade initiatives currently underway.

## The TRIO™

The TRIO™ is a game-changing platform that holds tremendous growth potential for Intevac. In our new growth markets for the TRIO, chiefly centered around the coating of displays for various consumer electronics and other applications, we have the potential to provide a runway of compelling and sustainable long-term growth opportunities for Intevac far into the future. Through the successful development of the TRIO, we have broadened our product line and dramatically increased the size of the addressable markets we can now reach.

The success of the platform's development in 2023 is testament to the quality of engineering resources resident within Intevac, and was a key milestone in the growth trajectory of Intevac. The TRIO has achieved key performance metrics that will enable Intevac to address market opportunities far larger than our existing hard drive business.

We see the TRIO as having enormous potential, with an estimated $1 billion dollar served market, and the achievements in 2023 are key steps forward in our plan to diversify and grow our product portfolio and customer base.

We are witnessing significant customer pull coming from end device OEMs to rapidly deploy TRIO systems into volume manufacturing environments so that the benefits of our tool can be realized on multiple device types. One of the many benefits of the TRIO is its suitability to cost-effectively deploy high-value films that improve device performance. The TRIO produces defect-free films, of the highest quality standards for durability and precision, executed with very high yields, over a long operating life. At the same time, we have engineered a system with exceedingly high productivity and throughput, enabling the TRIO to offer a competitive cost of ownership in a compact footprint.

Our objectives for 2024 include the delivery of initial TRIO systems into the field. Once successful with the first few tool deployments, we continue to expect our TRIO opportunity will be very significant. In summary, the development of this innovative and game-changing platform will make a significant contribution to our growth plans.

## Our Team

The goal of this journey is to return strong stockholder value, with sustained, profitable growth, and we are already creating this momentum. I am immensely proud of the entire team not only for the progress they have made in delivering on our ambitious aims, but for how they have embraced the vast changes I have made to the organization over the past two years.

We have raised the bar for employee performance and dramatically enhanced the capabilities of the organization. We recruited high caliber talent and took steps to significantly strengthen and diversify the senior leadership team. Our internal metrics and measurements are already showing strong evidence that our global team of employees feel invested in,

energized and excited for the future, and our customers and partners have also validated the strength the organizational culture plays in our ability to deliver outstanding engineering.

In summary, 2023 was an important and critical growth year for Intevac. We are very excited about the year ahead, our continued enablement of the HDD industry's transition to HAMR, and the potential for our TRIO platform. I will take this moment to emphasize, just how committed we are as a company to increasing stockholder value, and protecting the strength of the balance sheet, as we grow the business and transform Intevac into a consistently growing and profitable, cash-generating company, with a leading position in each of its key markets.

I'd like to thank our employees for their hard work, dedication and success as we build a new Intevac, and to our customers and stockholders, I thank you for your ongoing support.

Sincerely,

Nigel Hunton

President & CEO

# NOTICE OF 2024 ANNUAL STOCKHOLDERS MEETING AND PROXY STATEMENT

INTEVAC, INC.



**INTEVAC**

April 10, 2024

Dear Stockholder:

You are cordially invited to attend the 2024 Annual Meeting of Stockholders of Intevac, Inc., a Delaware corporation, which will be held Wednesday, May 15, 2024 at 3:30 p.m., Pacific Daylight Time, at our principal executive offices located at 3560 Bassett Street, Santa Clara, California 95054. The accompanying notice of Annual Meeting, proxy statement and form of proxy card are being distributed to you on or about April 10, 2024.

Details regarding admission to the Annual Meeting and the business to be conducted are described in the accompanying proxy materials. Also included is a copy of our 2023 Annual Report. We encourage you to read this information carefully.

Your vote is important. Whether or not you plan to attend the Annual Meeting, we hope you will vote as soon as possible. You may vote over the Internet, by telephone or by mailing a proxy card. Voting over the Internet, by telephone or by written proxy will ensure your representation at the Annual Meeting regardless of whether or not you attend in person. Please review the instructions on the proxy card regarding each of these voting options.

Thank you for your ongoing support of Intevac. We look forward to seeing you at the Annual Meeting. Please notify Elizabeth De La Torre at (408) 986-9888 if you plan to attend.

Sincerely yours,

Nigel Hunton
*President and Chief Executive Officer*

# INTEVAC, INC.
**3560 Bassett Street**
**Santa Clara, California 95054**

## NOTICE OF ANNUAL MEETING
## FOR 2024 ANNUAL MEETING OF STOCKHOLDERS

─────────────

| | |
|---|---|
| **Date and Time:** | Wednesday, May 15, 2024 at 3:30 p.m., Pacific Daylight Time. |
| **Location:** | Intevac's principal executive offices, located at: 3560 Bassett Street, Santa Clara, California 95054. |
| **Items of Business:** | (1) To elect five directors to serve until Intevac's next annual meeting of stockholders or until their respective successors are duly elected and qualified. |
| | (2) To approve the amended Intevac 2003 Employee Stock Purchase Plan to increase the number of shares reserved for issuance thereunder by 300,000 shares. |
| | (3) To approve the amended Intevac 2020 Equity Incentive Plan to increase the number of shares reserved for issuance thereunder by 900,000 shares. |
| | (4) To ratify the appointment of BPM LLP as Intevac's independent public accountants for the fiscal year ending December 28, 2024. |
| | (5) To approve, on a non-binding, advisory basis, compensation paid to Intevac's named executive officers. |
| | (6) To transact such other business as may properly come before the Annual Meeting or any postponement, adjournment or other delay thereof. |
| | These items of business are more fully described in the proxy statement accompanying this notice. |
| **Adjournments and Postponements:** | Any action on the items of business described above may be considered at the Annual Meeting at the time and on the date specified above or at any time and date to which the Annual Meeting may be properly adjourned or postponed. |
| **Record Date:** | You are entitled to vote if you were a stockholder of record as of the close of business on March 26, 2024. |
| **Voting:** | **Your vote is very important. Whether or not you plan to attend the Annual Meeting, we encourage you to read the proxy statement and submit your proxy card or vote on the Internet or by telephone as soon as possible. For specific instructions on how to vote your shares, please refer to the section of the proxy statement entitled "Questions and Answers About Procedural Matters" and the instructions on the enclosed proxy card.** |

By Order of the Board of Directors,

KEVIN SOULSBY
*Interim Chief Financial Officer, Secretary and Treasurer*

*This notice of Annual Meeting, proxy statement and accompanying form of proxy card are first being distributed on or about April 10, 2024.*

# TABLE OF CONTENTS

# INTEVAC, INC.
**3560 Bassett Street**
**Santa Clara, California 95054**

**PROXY STATEMENT**
**FOR 2024 ANNUAL MEETING OF STOCKHOLDERS**

_____

### QUESTIONS AND ANSWERS ABOUT PROCEDURAL MATTERS

**Annual Meeting**

**Q: Why am I receiving these proxy materials?**

A: The Board of Directors (the "Board") of Intevac, Inc. ("we," "us," "Intevac" or the "Company") is providing these proxy materials to you in connection with the solicitation by the Board of proxies for use at Intevac's 2024 Annual Meeting of Stockholders (the "Annual Meeting") to be held Wednesday, May 15, 2024 at 3:30 p.m., Pacific Daylight Time, or at any adjournment or postponement thereof for the purpose of considering and acting upon the matters set forth herein. The notice of Annual Meeting, this proxy statement and accompanying form of proxy card are being distributed to you on or about April 10, 2024.

**Q: Where will the Annual Meeting be held?**

A: The Annual Meeting will be held at Intevac's principal executive offices, located at 3560 Bassett Street, Santa Clara, California 95054.

**Q: Can I attend the Annual Meeting?**

A: You are invited to attend the Annual Meeting if you were a stockholder of record or a beneficial owner as of March 26, 2024 (the "Record Date"). You should bring photo identification for entrance to the Annual Meeting and proof of your holdings. The meeting will begin promptly at 3:30 p.m., Pacific Daylight Time.

**Stock Ownership**

**Q: What is the difference between holding shares as a stockholder of record and as a beneficial owner?**

A: *Stockholders of record* – If your shares are registered directly in your name with Intevac's transfer agent, Computershare Trust Company, N.A., you are considered, with respect to those shares, the "stockholder of record." These proxy materials have been sent directly to you by Intevac.

*Beneficial owners* – Many Intevac stockholders hold their shares through a broker, trustee or other nominee, rather than directly in their own name. If your shares are held in a brokerage account or by a bank or another nominee, you are considered the "beneficial owner" of shares held in "street name." In this case the proxy materials will have been forwarded to you by your broker, trustee or nominee, who is considered, with respect to those shares, the stockholder of record.

As the beneficial owner, you have the right to direct your broker, trustee or other nominee on how to vote your shares, and if you do not do so then most of the proposals will not receive the benefit of your vote. For directions on how to vote shares beneficially held in street name, please refer to the voting instruction card provided by your broker, trustee or nominee. Since a beneficial owner is not the stockholder of record, you may not vote these shares in person at the Annual Meeting unless you obtain a "legal proxy" from the broker, trustee or nominee that holds your shares, giving you the right to vote those shares at the Annual Meeting.

**Quorum and Voting**

**Q:  What is the quorum requirement for the Annual Meeting?**

A:  A quorum is the minimum number of shares required to be present or represented at the Annual Meeting for the meeting to be properly held. The presence of the holders of a majority of the shares of Intevac's common stock, par value $0.001 per share (the "Common Stock") issued and outstanding and entitled to vote at the Annual Meeting is necessary to constitute a quorum at the Annual Meeting. Such stockholders are counted as present at the meeting if they (1) are present in person at the Annual Meeting or (2) have properly submitted a proxy.

Under the General Corporation Law of the State of Delaware, abstentions and broker "non-votes" are counted as present and entitled to vote and are, therefore, included for purposes of determining whether a quorum is present at the Annual Meeting.

**Q:  What is a broker non-vote?**

A:  A broker non-vote on a proposal occurs when a nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that item and has not received instructions from the beneficial owner.

**Q:  Who is entitled to vote at the Annual Meeting?**

A:  Holders of record of Intevac's Common Stock at the close of business on the Record Date are entitled to receive notice of and to vote their shares at the Annual Meeting. Such stockholders are entitled to cast one vote for each share of Common Stock held as of the Record Date.

On the Record Date, there were 26,584,057 shares of Common Stock outstanding and entitled to vote at the Annual Meeting, held by 69 stockholders of record. We believe that approximately 3,750 beneficial owners hold shares through brokers, fiduciaries and nominees. No shares of Intevac's preferred stock were outstanding.

**Q:  What shares may I vote?**

A:  You may vote all of the shares of Common Stock owned by you as of the close of business on the Record Date. Each stockholder is entitled to one vote for each share held as of the Record Date on all matters presented at the Annual Meeting. Stockholders are not entitled to cumulate their votes in the election of directors.

**Q:  How many directors may I vote for?**

A:  Stockholders may vote for up to five nominees for director. The Board recommends that you vote "FOR" all five of the Board's nominees for director.

**Q:  How can I vote my shares in person during the Annual Meeting?**

A:  Shares held in your name as the stockholder of record may be voted in person at the Annual Meeting. Shares held beneficially in street name may be voted in person at the Annual Meeting only if you obtain a legal proxy from the broker, trustee or other nominee that holds your shares giving you the right to vote the shares. Even if you plan to attend the Annual Meeting, we recommend that you also submit your proxy card or voting instructions as described below, so that your vote will be counted if you later decide not to attend the meeting.

**Q:  How can I vote my shares without attending the Annual Meeting?**

A:  Whether you hold shares directly as the stockholder of record or beneficially in street name, you may direct how your shares are voted without attending the Annual Meeting. If you are a stockholder of record, you may vote by submitting a proxy by mail, Internet or telephone. If you hold shares beneficially in street name, you may vote by submitting voting instructions to your broker, trustee or nominee. For instructions on how to vote, please refer to the instructions below and those included on your proxy card or, for shares held beneficially in street name, the voting instructions provided to you by your broker, trustee or nominee.

*By mail* – Stockholders of record may submit proxies by completing, signing and dating their proxy cards and mailing them in the accompanying pre-addressed envelopes. Proxy cards submitted by mail must be received by the time of the meeting in order for your shares to be voted. Intevac stockholders who hold shares beneficially in street name may vote by mail by following the voting instructions provided by their brokers, trustees or nominees and mailing them in the accompanying pre-addressed envelopes.

*By Internet* – Stockholders of record with Internet access may submit proxies by following the "Vote by Internet" instructions on their proxy cards until 11:59 p.m., Eastern Daylight Time, on Tuesday, May 14, 2024. Most Intevac stockholders who hold shares beneficially in street name may vote by accessing the website specified in the voting instructions provided by their brokers, trustees or nominees. Beneficial owners should check their voting instructions for Internet voting availability.

*By telephone* – Stockholders of record who live in the United States, Puerto Rico or Canada may submit proxies by following the "Vote by Phone" instructions on their proxy cards until 11:59 p.m., Eastern Daylight Time, on Tuesday, May 14, 2024. Most Intevac stockholders who hold shares beneficially in street name may vote by phone by calling the number specified in the voting instructions provided by their brokers, trustees or nominees. Beneficial owners should check their voting instructions for telephone voting availability.

**Q: What proposals will be voted on at the Annual Meeting?**

A: At the Annual Meeting, stockholders will be asked to vote on:

(1) The election of five directors to serve until Intevac's next annual meeting of stockholders or until their respective successors are duly elected and qualified;

(2) The approval of the amended Intevac 2003 Employee Stock Purchase Plan to increase the number of shares reserved for issuance thereunder by 300,000 shares;

(3) The approval of the amended Intevac 2020 Equity Incentive Plan to increase the number of shares reserved for issuance thereunder by 900,000 shares;

(4) The ratification of the appointment of BPM LLP as independent public accountants of Intevac for the fiscal year ending December 28, 2024; and

(5) The approval, on a non-binding, advisory basis, of the compensation paid to Intevac's named executive officers ("NEOs").

**Q: What is the voting requirement to approve each of the proposals?**

A: Election of Directors (Proposal One): Under our Bylaws, in an uncontested election (i.e., one in which the number of candidates for election does not exceed the number of directors to be elected) a nominee for director will be elected to the Board if the votes cast "FOR" such nominee's election by the holders of the shares present in person or represented by proxy and entitled to vote on the election of directors exceed the votes cast "AGAINST" such nominee's election by such holders. You may vote "FOR," "AGAINST" or "ABSTAIN" on each of the five nominees for election as director. The Board has nominated only those candidates who have tendered an irrevocable resignation effective upon (i) such candidate's failure to receive the required vote in an uncontested election and (ii) acceptance of such resignation by the Board. If an incumbent director does not receive more votes cast "FOR" than "AGAINST" his or her election in an uncontested election, the Nominating and Governance Committee is required to make a recommendation to the Board as to whether it should accept or reject such resignation. Thereafter, the Board is required to decide whether to accept or reject such resignation. In a contested election, the required vote would be a plurality of votes cast. Nominees elected as directors of Intevac shall serve for a term of one year or until their respective successors have been duly elected and qualified.

Equity Plan Proposals (Proposals Two and Three): Approval of (1) the amended Intevac 2003 Employee Stock Purchase Plan (Proposal Two) and (2) the amended Intevac 2020 Equity Incentive Plan (Proposal Three) each requires the affirmative vote of a majority of the shares of Common Stock present in person or represented by proxy at the meeting and entitled to vote on the proposal. You may vote "FOR," "AGAINST" or "ABSTAIN" for each of these proposals.

Ratification of BPM LLP (Proposal Four): Ratification of the selection of BPM LLP requires the affirmative vote of a majority of the shares of Common Stock present in person or represented by proxy at the meeting and entitled to vote on the proposal. You may vote "FOR," "AGAINST" or "ABSTAIN" on this proposal. Although stockholder ratification of the selection of BPM LLP as Intevac's independent public accountants is not required by our Bylaws or other applicable legal requirements, the Board is submitting the selection of BPM LLP to the stockholders for ratification as a matter of good corporate practice. If the stockholders fail to ratify the selection, the Audit Committee will reconsider whether or not to retain that firm. Even if the selection is ratified, the Audit Committee in its discretion may direct the appointment of a different independent accounting firm at any time during the year, if it determines that such a change would be in the best interests of Intevac and its stockholders.

Advisory Vote on Executive Compensation (Proposal Five): The affirmative vote of a majority of the shares of Common Stock present in person or represented by proxy at the meeting and entitled to vote on the proposal is required to approve, on a non-binding, advisory basis, the compensation of Intevac's NEOs. You may vote "FOR," "AGAINST" or "ABSTAIN" on this proposal. Because your vote is advisory, it will not be binding on Intevac or the Board. However, the Board will review the voting results and take them into consideration when making future decisions regarding executive compensation.

**Q: What effect do abstentions and broker non-votes have on the proposals?**

A: Shares voted "ABSTAIN" and shares not represented at the meeting will have no effect on the election of directors. For each of the other proposals, abstentions have the same effect as "AGAINST" votes.

If you are a beneficial holder and do not provide specific voting instructions to your broker or other nominee, the broker or other nominee that holds your shares will not be able to vote your shares, which will result in "broker non-votes" on proposals other than the ratification of the appointment of BPM LLP as Intevac's independent auditor for the current fiscal year. Consequently, if you do not submit any voting instructions to your broker or other nominee, your broker or other nominee may exercise its discretion to vote your shares on Proposal Four to ratify the appointment of BPM LLP. Broker non-votes will not be counted in the tabulation of the voting results on any of the proposals.

**Q: How does the Board recommend that I vote?**

A: The Board unanimously recommends that you vote your shares:

- "FOR" the election of all of the nominees as director listed in Proposal One;

- "FOR" the adoption of the amendment to add an additional 300,000 shares to the Intevac 2003 Employee Stock Purchase Plan;

- "FOR" the adoption of the amendment to add an additional 900,000 shares to the Intevac 2020 Equity Incentive Plan;

- "FOR" the ratification of the selection of BPM LLP as Intevac's independent public accountants for the fiscal year ending December 28, 2024; and

- "FOR" the approval, on a non-binding, advisory basis, of the compensation of Intevac's NEOs.

**Q: If I sign a proxy, how will it be voted?**

A: All shares entitled to vote and represented by properly executed proxy cards received prior to the applicable deadlines described above (and not revoked) will be voted at the Annual Meeting in accordance with the instructions indicated on those proxy cards. If no instructions are indicated on a properly executed proxy card, the shares represented by that proxy card will be voted as recommended by the Board.

**Q: What happens if additional matters are presented at the Annual Meeting?**

A: If any other matters are properly presented for consideration at the Annual Meeting, including, among other things, consideration of a motion to adjourn the Annual Meeting to another time or place (including, without limitation, for the purpose of soliciting additional proxies), the persons named in the enclosed proxy card and acting thereunder will have discretion to vote on those matters in accordance with their best judgment. Intevac does not currently anticipate that any other matters will be raised at the Annual Meeting.

**Q: Can I change or revoke my vote?**

A: Subject to any rules and deadlines your broker, trustee or nominee may have, you may change your proxy instructions at any time before your proxy is voted at the Annual Meeting.

If you are a stockholder of record, you may change your vote by (1) filing with Intevac's Secretary, prior to your shares being voted at the Annual Meeting, a written notice of revocation or a duly executed proxy card, in either case dated later than the prior proxy card relating to the same shares, or (2) attending the Annual Meeting in person and voting your shares during the meeting. Attending the Annual Meeting will not cause your previously granted proxy to be revoked unless you specifically make that request at the meeting. A stockholder of record that has voted on the Internet or by telephone may also change his or her vote by making a timely and valid later Internet or telephone vote.

If you are a beneficial owner of shares held in street name, you may change your vote (1) by submitting new voting instructions to your broker, trustee or other nominee or (2) if you have obtained a legal proxy from the broker, trustee or other nominee that holds your shares giving you the right to vote the shares in accordance with the instructions set forth above, by attending the Annual Meeting and voting your shares during the meeting.

Any written notice of revocation or subsequent proxy card must be received by Intevac's Secretary prior to the taking of the vote at the Annual Meeting. Such written notice of revocation or subsequent proxy card should be sent so as to be delivered to Intevac's principal executive offices, Attention: Secretary, by May 14, 2024.

**Q: Who will bear the cost of soliciting votes for the Annual Meeting?**

A: Intevac will bear all expenses of this solicitation, including the cost of preparing and mailing these proxy materials. Intevac may reimburse brokerage firms, custodians, nominees, fiduciaries and other persons representing beneficial owners of Common Stock for their reasonable expenses in forwarding solicitation material to such beneficial owners. Directors, officers and employees of Intevac may also solicit proxies in person or by other means of communication. Such directors, officers and employees will not be additionally compensated but may be reimbursed for reasonable out-of-pocket expenses in connection with such solicitation. Intevac may engage the services of a professional proxy solicitation firm to aid in the solicitation of proxies from certain brokers, bank nominees and other institutional owners. Our costs for such services, if retained, will not be significant.

**Q: How do I attend the Annual Meeting?**

A: Attendance at the Annual Meeting will be limited to stockholders and the Company's invited guests. Each stockholder may be asked to present a valid picture identification, such as a driver's license or passport. Stockholders holding shares of Common Stock in brokerage accounts or through a bank or other nominee may be required to show a brokerage statement or account statement reflecting stock ownership as of the Record Date. Cameras, recording devices and other electronic devices will not be permitted at the Annual Meeting. You may contact the Company at 1-408-986-9888 for directions to the Annual Meeting.

If you are a stockholder of record as of the Record Date, you may vote your shares in person by ballot at the Annual Meeting. If you hold your shares through a bank, broker or other nominee, you will not be able to vote in person by ballot at the Annual Meeting unless you have obtained a "legal proxy" from your bank, broker or nominee giving you the right to vote the shares at the Annual Meeting and present it at the meeting.

**Q: Where can I find the voting results of the Annual Meeting?**

A: We intend to announce preliminary voting results at the Annual Meeting and will publish final results in a Form 8-K within four business days after the Annual Meeting.

**Stockholder Proposals and Director Nominations**

**Q: What is the deadline to nominate individuals to serve as directors or propose actions for consideration at next year's annual meeting of stockholders?**

A: You may submit proposals, including director nominations, for consideration at future stockholder meetings.

*Requirements for stockholder proposals to be considered for inclusion in Intevac's proxy materials* – Stockholders may present proper proposals for inclusion in Intevac's proxy statement and for consideration at the next annual meeting of its stockholders by submitting their proposals in writing to Intevac's Secretary in a timely manner. Assuming a mailing date of April 10, 2024 for this proxy statement, in order to be included in the proxy statement for Intevac's 2025 annual meeting of stockholders (the "2025 Annual Meeting"), stockholder proposals must be received by Intevac's Secretary no later than December 11, 2024, and must otherwise comply with the requirements of Rule 14a-8 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In order for stockholders to give timely notice of nominations for directors for inclusion on a universal proxy card in connection with the 2025 Annual Meeting, notice must be submitted by the same deadline as disclosed below under the advance notice provisions of Intevac's Bylaws and must include the information in the notice required by our Bylaws and by Rule 14a-19(b)(2) and Rule 14a-19(b)(3) under the Exchange Act.

*Requirements for stockholder proposals to be brought before an annual meeting* – In addition, Intevac's Bylaws establish an advance notice procedure for stockholders who wish to present certain matters before an annual meeting of stockholders. In general, nominations for the election of directors may be made by or at the direction of the Board or by any stockholder entitled to vote in the election of directors at the meeting who has delivered written notice to Intevac's Secretary that is received no later than the Notice Deadline (as defined below), which notice must contain specified information concerning the nominees and concerning the stockholder proposing such nominations.

Intevac's Bylaws also provide that the only business that may be conducted at an annual meeting is business that is (1) specified in the notice of meeting given by or at the direction of the Board, (2) properly brought before the meeting by or at the direction of the Board or (3) properly brought before the meeting by a stockholder who has delivered written notice to the Secretary of Intevac that is received no later than the Notice Deadline (as defined below), which notice must contain specified information about the matters to be brought before such meeting and about the stockholder proposing such matters.

The "Notice Deadline" is defined as that date which is 120 days prior to the one-year anniversary of the date on which Intevac first mailed its proxy materials to stockholders for the previous year's annual meeting of stockholders; provided, however, that if no annual meeting was held in the previous year or the date of the annual meeting has been changed by more than thirty (30) days from the date of the prior year's meeting, notice must be received not later than the close of business on the later of 120 days prior to such annual meeting and ten calendar days following the date on which public announcement of the date of the meeting is first made. As a result, assuming a mailing date of April 10, 2024 for this proxy statement, the Notice Deadline for the 2025 annual meeting of stockholders is December 11, 2024.

If a stockholder who has notified Intevac of his, her or its intention to present a proposal at an annual meeting does not appear to present his, her or its proposal at such meeting, Intevac is not required to present the proposal for a vote at such meeting.

**Q: How may I obtain a copy of the bylaw provisions regarding stockholder proposals and director nominations?**

A: A copy of the full text of the bylaw provisions discussed above may be obtained by writing to the Secretary of Intevac. A copy of our bylaws may also be obtained by accessing our filings on the SEC's website at www.sec.gov. All notices of proposals by stockholders, whether or not to be included in Intevac's proxy materials, should be sent to Intevac's principal executive offices, Attention: Secretary.

**Additional Information about the Proxy Materials**

**Q: What should I do if I receive more than one set of proxy materials?**

A: You may receive more than one set of proxy materials, including multiple copies of this proxy statement and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you may receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a stockholder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card or voting instruction card that you receive to ensure that all your shares are voted.

**Q: How may I obtain a separate set of proxy materials or the 2023 Annual Report?**

A: If you share an address with another stockholder, it is possible that each stockholder may not receive a separate copy of the proxy materials and 2023 Annual Report.

Stockholders who do not receive a separate copy of the proxy materials and 2023 Annual Report may request to receive a separate copy of the proxy materials and 2023 Annual Report by calling 1-408-986-9888 or by writing to Investor Relations at Intevac's principal executive offices. Upon such an oral or written request, we will promptly deliver the requested materials. Alternatively, stockholders who share an address and receive multiple copies of our proxy materials and 2023 Annual Report can request to receive a single copy by following the instructions above, although each stockholder of record or beneficial owner must still submit a separate proxy card.

**Q:** **What is the mailing address for Intevac's principal executive offices?**

**A:** Intevac's principal executive offices are located at 3560 Bassett Street, Santa Clara, California 95054.

Any written requests for additional information, additional copies of the proxy materials and 2023 Annual Report, notices of stockholder nominations or proposals, recommendations of candidates to the Board, communications to the Board or any other communications should be sent to this address.

**IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE STOCKHOLDERS' MEETING TO BE HELD ON MAY 15, 2024**.

The proxy statement and the 2023 Annual Report are available at www.intevac.com.

# PROPOSAL ONE

## ELECTION OF DIRECTORS

Our business affairs are managed under the direction of the Board, which is currently composed of five members. At the Annual Meeting, five directors are to be elected to serve until Intevac's next annual meeting of stockholders and until a successor for any such director is elected and qualified, or until the earlier death, resignation or removal of such director. If you return a proxy but do not give instructions with respect to the election of directors, your shares will be voted for the five nominees named below unless authority to vote for any such nominee is withheld. Each of the nominees are standing for reelection. Each person nominated for election has agreed to serve if elected, and the Board has no reason to believe that any nominee will be unavailable or will decline to serve. In the event, however, that any nominee is unable or declines to serve as a director at the time of the Annual Meeting, the proxies will be voted for any other person who is designated by the current Board to fill the vacancy. The proxies solicited by this proxy statement may not be voted for more than five nominees.

### Majority Voting Standard

Under Intevac's Bylaws, in an uncontested election such as this one, a nominee must receive more votes cast "for" such nominee than votes cast "against" such nominee in order to be elected. Abstentions are not counted as votes cast and, therefore, have no effect on the election of directors.

In accordance with our corporate governance guidelines, the Board has nominated only those candidates who have tendered an irrevocable resignation effective upon (i) such candidate's failure to receive the required vote in an uncontested election and (ii) acceptance of such resignation by the Board. In addition, the Board will fill director vacancies and new directorships only with candidates who agree to tender the same form of resignation promptly following their election to the Board.

If an incumbent director fails to receive the required vote for reelection, then the Nominating and Governance Committee will consider the offer of resignation and recommend to the Board the action to be taken, and the Board will publicly disclose its decision as to whether to accept or reject the offered resignation. Any director whose resignation is under consideration shall abstain from participating in any decision of the Nominating and Governance Committee or the Board itself regarding that resignation.

### Nominees

Set forth below is information regarding the nominees to the Board.

| Name of Nominee | Position(s) with Intevac | Age | Director Since | Committees | Other Reporting Company Boards |
|---|---|---|---|---|---|
| David S. Dury . . . . . . . . . . . . . . . | Chairman of the Board | 75 | 2002 | NGC (Chair), AC | — |
| Nigel D. Hunton . . . . . . . . . . . . | President and Chief Executive Officer | 63 | 2022 | | — |
| Kevin D. Barber . . . . . . . . . . . . . | Director | 63 | 2018 | HCC (Chair), AC | — |
| Dorothy D. Hayes . . . . . . . . . . . . | Director | 73 | 2019 | AC (Chair), HCC | 1 |
| Michele F. Klein . . . . . . . . . . . . . | Director | 74 | 2019 | HCC, NGC | 1 |

AC — Audit Committee, HCC — Human Capital Committee, NGC — Nominating and Governance Committee

*The Board unanimously recommends a vote "FOR" all the nominees listed above.*

### Business Experience and Qualifications of Nominees for Election as Directors

Each nominee brings a strong and unique background and set of skills to the Board, giving the Board as a whole competence and experience in a wide variety of areas, including corporate governance and board service, executive management, financial management and operations. Set forth below are the conclusions reached by the Board with regard to each of its directors.

As described elsewhere in this proxy statement under the heading "Policy Regarding Board Nominees," the Board believes that its members should possess a balance of knowledge, experience and capability. In identifying and evaluating director candidates, the Nominating and Governance Committee considers the current size and composition of the Board, the needs of the Board and the respective committees of the Board, a candidate's character, judgment, diversity, age, expertise, business experience, length of service, independence, other commitments and the like, the relevance of the candidate's skills and experience to the business, and such other factors as the Nominating and Governance Committee may consider appropriate. In addition to fulfilling the above criteria, the Board has determined that all of our current directors, other than Mr. Hunton, is independent under applicable Nasdaq rules.

*Mr. Dury* has served as Chairman of the Board since August 2017 and as a director of Intevac since July 2002 and previously served as the Lead Independent Director from 2007 to 2017. Mr. Dury has served as the Chair of the Nominating and Governance Committee since February 2018 and as member of the Audit Committee since May 2022. Mr. Dury has previously served on the Audit Committee both as a member and as the Chair from 2002 to 2017 and on the Human Capital Committee both as a member and as the Chair from 2013 to 2017. Mr. Dury served as a co-founder of Mentor Capital Group, a venture capital firm from July 2000 until his retirement in May 2009. From 1996 to 2000, Mr. Dury served as Senior Vice President and Chief Financial Officer ("CFO") of Aspect Development, a software development firm. Mr. Dury holds a BA in psychology from Duke University and an MBA from Cornell University. The Board believes Mr. Dury's qualifications to sit on our Board include his executive experience as a partner in a venture capital firm, his experience with financial accounting matters as a previous CFO, as well as his operational, management and corporate governance expertise working on other companies' boards of directors.

*Mr. Hunton* joined Intevac in January 2022 as President and Chief Executive Officer ("CEO") and has served as a director of Intevac since January 2022. Prior to joining Intevac, Mr. Hunton served as President and Chief Executive Officer at Photon Control Inc., a provider of optical sensors and systems to the semiconductor equipment industry, from May 2019 to July 2021. From July 2017 to May 2019, he was the President and Chief Executive Officer at Ferrotec (USA) Corporation, an electronics component manufacturing company. From April 2017 to July 2017, Mr. Hunton served as Special Projects Manager at Ferrotec GmbH. Mr. Hunton served as Managing Director at Hunton Associates Ltd, a management consulting company, from January 2016 to July 2017. From 2012 to 2015, Mr. Hunton served as Chief Executive Officer of MBA Polymers, Inc., a recycling company. From 1985 to 2012, Mr. Hunton served in various management roles at the Edwards Group, a global vacuum technology company. Mr. Hunton holds a BS in mechanical engineering from University of Manchester Institute of Science and Technology. The Board believes Mr. Hunton's qualifications to sit on our Board include his years of executive experience, including as chief executive officer of several companies, his strong leadership abilities, management skills and technical expertise.

*Mr. Barber* was appointed as a director of Intevac in February 2018. Mr. Barber has served as the Chair of the Human Capital Committee since February 2019 and as member of the Audit Committee since August 2018. Mr. Barber previously served as a member of the Human Capital Committee from February 2018 to February 2019. From 2018 to February 2023, Mr. Barber served as Chief Executive Officer of Ensurge Micropower ASA, a publicly traded Norwegian company and a manufacturer of solid state lithium batteries. Prior to joining Ensurge Mircropower ASA, Mr. Barber served from 2011 until 2018 as the Senior Vice President and General Manager of the Mobile Division of Synaptics, a provider of human interface technologies. From 2008 until 2010, Mr. Barber served as Chief Executive Officer and president of ACCO Semiconductor, Inc., a fabless semiconductor company serving the mobile communications market. From 2006 to 2008, Mr. Barber served as a consultant for PRTM Management Consultants Inc. From 2003 until 2006, Mr. Barber served in various roles at Skyworks Solutions, a provider of analog semiconductors, including senior vice president and general manager, mobile platforms, and earlier, RF solutions, and senior vice president, operations. From 1997 to 2002, Mr. Barber served as senior vice president of operations for Conexant Systems. Mr. Barber holds a BS in Electrical Engineering from San Diego State University and an MBA from Pepperdine University. The Board believes Mr. Barber's qualifications to sit on our Board include his experience as chief executive officer of a solid state lithium battery company and his years of operational and management experience in the mobile display and handset, tablet, and semiconductor device industries.

*Ms. Hayes* was appointed as a director of Intevac in June 2019. Ms. Hayes has served as the Chair of the Audit Committee since August 2019 and as member of the Human Capital Committee since May 2022. Ms. Hayes served from 2003 until her retirement in 2008 as Corporate Controller and Chief Accounting Officer and later as Chief Audit Executive at Intuit, a business and financial software company. From 1999 until 2003, Ms. Hayes served as Vice President, Corporate Controller and Chief Accounting Officer of Agilent Technologies, a public research, development and manufacturing company. From 1989 until 1999, Ms. Hayes served as Assistant Corporate Controller, financial executive of the Measurement Systems Organization and Chief Audit Executive of Hewlett Packard, a multinational information technology company. From 1980 until 1989, Ms. Hayes served in various management functions including Vice President, Corporate Controller of Apollo Computer, a computer hardware and software company. Ms. Hayes currently serves on the board of directors at First Tech Federal Credit

Union, a cooperative financial institution and served as the nonexecutive Chairman from 2016 to April 2022. Ms. Hayes currently serves on the board of directors and as chair of the audit committee of BigBear.ai Holdings, Inc., a software products and technology company that operationalizes artificial intelligence and machine learning at scale through its end-to-end data analytics platform. She has served as a Strategic Advisor to GigCapital Global, Inc., a serial SPAC issuer, since December 2020, and formerly served as chair of the audit committee for the SPAC GigCapital5, Inc. from February 2021 to February 2024, and formerly as chair of the audit committee for GigInternational1, Inc. from March 2021 to December 2022. She previously chaired the audit committee of the Vantagepoint Funds, a captive mutual fund series of ICMA Retirement Corporation, and the audit committee for Range Fuels, a privately-held biofuels company. Ms. Hayes has served as a board member or trustee of various non-profit and philanthropic organizations and is currently a board member and finance committee chair for CoGenerate (formerly Encore.org). Ms. Hayes previously served as a board member of Center for Excellence in Nonprofits and the Computer History Museum. Ms. Hayes holds an MS in Finance from Bentley University, and received both a MS in Business Administration and a BA in Elementary Education from the University of Massachusetts, Amherst. The Board believes Ms. Hayes's qualifications to sit on our Board include her expertise in internal audit and controllership with large global technology companies and corporate governance expertise working on other companies' boards of directors.

*Ms. Klein* was appointed as a director of Intevac in June 2019. Ms. Klein has served as a member of the Human Capital Committee and the Nominating and Governance Committee since August 2019. She also serves on the board of directors of Aviat Networks, Inc., a provider of wireless transport solutions, chairing the Nominating and Governance Committee and serving as a member of the Compensation Committee. Ms. Klein currently heads Jasper Ridge Inc., a consulting company developing technology to improve vision and is a director of Gridtential Energy, a private energy storage company. From 2021 to 2023, Ms. Klein was a director of Rockley Photonics Holdings Limited, a photonics technology company, where she chaired the Nominating and Governance Committee and served as a member of the Compensation Committee. From 2017 to 2021, she served as a director of Photon Control Inc., a publicly-listed Canadian company providing sensors and systems to the semiconductor equipment industry, chairing the Mergers & Acquisitions Committee and serving on the Audit Committee. From 2005 until 2010, Ms. Klein served as Senior Director of Applied Ventures LLC, the venture capital arm of Applied Materials, where she recommended and managed venture capital investments in energy storage and solar energy, and represented Applied Materials on the boards of energy technology companies. Prior to that Ms. Klein co-founded Boxer Cross Inc., a semiconductor equipment manufacturer, and served as Chief Executive Officer and on the board of directors from 1997 until its acquisition by Applied Materials in 2003. She previously co-founded and led High Yield Technology Inc., a semiconductor metrology company, from 1986 until its acquisition by Pacific Scientific in 1996. Prior to that, Ms. Klein held management positions at Knoll International, a manufacturer of office furniture systems and Hewlett-Packard, a multinational information technology company. Ms. Klein earned an MBA from the Stanford Graduate School of Business and a BS from the University of Illinois. The Board believes Ms. Klein's qualifications to sit on our Board include her experience as a chief executive officer of a semiconductor equipment manufacturing company and years of operational, management and corporate governance expertise working on other companies' boards of directors in the semiconductor equipment and solar energy industries.

The table below summarizes key qualifications, skills and attributes of the director nominees. A mark indicates a specific area of focus or experience; the lack of a mark does not mean the director nominee does not possess that qualification or skill.

| | Leadership | Technology | Financial Experience | Global Business | Sales and Marketing | Additional U.S. Public Company Board |
|---|---|---|---|---|---|---|
| David S. Dury | ✓ | | ✓ | ✓ | | ✓ |
| Nigel D. Hunton | ✓ | ✓ | ✓ | ✓ | ✓ | |
| Kevin D. Barber | ✓ | ✓ | ✓ | ✓ | ✓ | |
| Dorothy D. Hayes | ✓ | | ✓ | ✓ | | ✓ |
| Michele F. Klein | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ |

Board Diversity Matrix as of April 10, 2024

**Total Number of Directors** ........................................ **5**

| | Female | Male | Non-Binary | Did Not Disclose Gender |
|---|---|---|---|---|
| **Part I: Gender Identity** | | | | |
| Directors | 2 | 3 | | |
| **Part II: Demographic Background** | | | | |
| White | 2 | 3 | | |

**PROPOSAL TWO**

**APPROVAL OF THE AMENDED INTEVAC 2003 EMPLOYEE STOCK PURCHASE PLAN TO INCREASE THE NUMBER OF SHARES RESERVED THEREUNDER BY 300,000 SHARES**

The Intevac 2003 Employee Stock Purchase Plan (the "2003 ESPP") was originally adopted by our Board and approved by our stockholders in 2003, and was last approved by our stockholders in 2023. Employees have participated in the 2003 ESPP or its predecessor plan, the 1995 Employee Stock Purchase Plan, since 1995. We are asking our stockholders to approve an amended 2003 ESPP to increase the number of shares of our Common Stock that may be issued under the 2003 ESPP by 300,000 shares. We expect that this increase to the number of shares available for issuance under the 2003 ESPP to be sufficient to meet the plan's needs for at least another year.

The 2003 ESPP provides us an important incentive tool for our employees and helps us to attract, retain and motivate our employees whose skills and performance are critical to our success. We strongly believe that the 2003 ESPP is essential for us to compete for talent in the labor markets in which we operate and our Board, including the Human Capital Committee of the Board has determined that it is in our best interests and the best interests of our stockholders to make an additional 300,000 shares of our Common Stock available for purchase under the 2003 ESPP. As such, the Human Capital Committee recommended and the Board approved and has put forth for approval of our stockholders an amended 2003 ESPP to increase the number of shares reserved thereunder by 300,000 shares of our Common Stock, which increase will be subject to the adjustment provisions of the ESPP. If our stockholders approve this Proposal Two, the aggregate number of shares available for issuance under the 2003 ESPP since its inception will be 6,658,000, and the total number of shares of Common Stock that remain available to be issued in the future under such plan will be approximately 592,000 shares, subject to the adjustment provisions of the ESPP. The requested increase represents approximately 1.13% of the outstanding shares of our Common Stock as of March 29, 2024, and the total number of shares available for issuance under the 2003 ESPP would be approximately 2.23% of the outstanding shares of our Common Stock as of March 29, 2024.

*The Board of Directors unanimously recommends a vote "FOR" the amended 2003 Employee Stock Purchase Plan to increase the number of shares of Common Stock reserved for issuance thereunder by 300,000 shares.*

**Summary of the 2003 Employee Stock Purchase Plan**

The following paragraphs provide a summary of the principal features of the 2003 ESPP and its operation. The following summary is qualified in its entirety by reference to the 2003 ESPP as set forth in Appendix A. No amendments other than the proposed amendment to increase the number of shares reserved under the 2003 ESPP by 300,000 shares of our Common Stock have been made to the 2003 ESPP since the 2003 ESPP was last approved by our stockholders in 2023.

*General*

The 2003 ESPP was originally adopted by our Board in January 2003 and approved by our stockholders in May 2003. The purpose of the 2003 ESPP is to provide employees with an opportunity to purchase our Common Stock through payroll deductions.

*Administration*

Our Board or a committee appointed by the Board administers the 2003 ESPP. All questions of construction, interpretation or application of the 2003 ESPP are determined by the Board or the committee, and its findings, decisions and determinations are final and binding upon all participants.

*Eligibility*

Each of our employees, or the employees of our designated subsidiaries, whose customary employment is for at least twenty (20) hours per week and more than five (5) months per calendar year is eligible to participate in the 2003 ESPP; except that no employee may be granted a purchase right under the 2003 ESPP (i) to the extent that, immediately after the grant, such employee (or any person whose stock would be attributable to such employee) would own our stock or the stock of our parent corporation or any of our subsidiaries and/or hold outstanding options to purchase stock possessing 5% or more of the total voting power or total value of all classes of our stock or our parent corporation or any of our subsidiaries, or (ii) to the extent that his or her rights to purchase stock under all of our employee stock purchase plans or those of our parent corporation or any of our subsidiaries accrues at a rate which exceeds $25,000 worth of stock (determined at the fair market value of the shares at the time such purchase right is granted) for each calendar year in which such purchase right is outstanding. As of March 29, 2024, approximately 126 employees were eligible to participate in the 2003 ESPP. As of the same date, the closing price of a share of our Common Stock as reported on The Nasdaq Stock Market (NASDAQ Global Select) was $3.84. Eligible employees have the opportunity to elect to participate in the 2003 ESPP approximately twice per year.

*Offering Period*

Shares of our Common Stock are offered for purchase under the 2003 ESPP through a series of successive offering periods, each with a maximum duration of approximately twenty-four (24) months, with each new offering period starting on a date determined by the plan administrator. The plan administrator has the authority to change the duration of the offering periods, including the commencement dates thereof, with respect to future offerings without stockholder approval if such change is announced prior to the start of the first offering period affected, except with respect to automatic transfers to lower price offering periods, as described below. Each offering period is comprised of a series of one or more successive purchase intervals. Purchase intervals within each offering period last approximately six (6) months and run from the first trading day in February to the last trading day in July each year and from the first trading day in August each year to the last trading day in January of the following year. Should the fair market value of our Common Stock on any semi-annual purchase date within an offering period be less than the fair market value per share on the start date of that offering period, then that offering period automatically terminates immediately after the purchase of shares on such purchase date, and such participants are automatically re-enrolled in a new offering period that commences on the next trading day following the purchase date. The plan administrator may shorten the duration of such new offering period within five (5) business days following the start date of such new offering period.

*Purchase Price*

The purchase price of our Common Stock acquired under the 2003 ESPP is equal to 85% of the lower of (i) the fair market value per share of our Common Stock on the first day of the offering period or, if different, on the participant's entry date into the offering period or (ii) the fair market value on the semi-annual purchase date. The fair market value of our Common Stock on any relevant date will be the closing sales price per share as reported on The Nasdaq Stock Market (NASDAQ Global Select) (or the closing bid, if no sales were reported), or the mean of the closing bid and asked prices if our Common Stock is regularly quoted by a recognized securities dealer but selling prices are not reported, as quoted on such exchange or reported in the Wall Street Journal or such other source as the plan administrator deems reliable.

*Payment of Purchase Price; Payroll Deductions*

Each participant's purchase price of the shares is accumulated by payroll deductions throughout each purchase interval. A participant may elect to have up to 50% of his or her eligible compensation deducted each payroll period. The number of shares of our Common Stock a participant may purchase in each purchase interval during an offering period is determined by dividing the total amount of payroll deductions withheld from the participant's compensation during that purchase interval by the purchase price; provided, however, that a participant may not purchase more than 2,500 shares each purchase interval.

*Withdrawal*

Generally, a participant may withdraw from an offering period at any time by written notice or following an electronic or other withdrawal procedure without affecting his or her eligibility to participate in future offering periods. However, once a participant withdraws from a particular offering period, that participant may not participate again unless he or she re-enters the 2003 ESPP at an entry date or semi-annual entry date in accordance with the terms of the 2003 ESPP. To participate again in the 2003 ESPP, the participant must deliver to us a new subscription agreement in accordance with the terms of the 2003 ESPP. Once a participant withdraws from the 2003 ESPP, the payroll deductions credited to the participant's account, but not used to make a purchase will be returned to him or her as provided pursuant to the 2003 ESPP.

*Termination of Employment*

Upon termination of a participant's employment for any reason, including disability or death, his or her participation in the 2003 ESPP will immediately cease. The payroll deductions credited to the participant's account, but not used to make a purchase will be returned to him or her or, in the case of death, to the person or persons entitled thereto as provided pursuant to the 2003 ESPP.

*Adjustments; Merger or Change in Control*

In the event of any dividend or other distribution (whether in the form of cash, shares, other securities, or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase or exchange of Common Stock or other securities of the Company or other change in our capital structure, such that an adjustment is determined by the plan administrator (in its sole discretion) to be appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the 2003 ESPP, adjustments will be made, in the manner the plan administrator deems equitable, in the number and class of shares available for purchase under the 2003 ESPP (including per person purchase interval limitations) and the purchase price and number of shares covered by each purchase right under the 2003 ESPP .

In the event of the Company's proposed dissolution or liquidation, the offering period then in progress shall be shortened by setting a new purchase date before the dissolution or liquidation, and such offering period shall terminate immediately prior to the consummation of such proposed liquidation or dissolution, unless provided otherwise by the Board. The Board shall notify each participant of the new purchase date at least ten (10) business days prior to such date, and the participant's purchase right shall be exercised on such new purchase date, unless the participant withdraws prior to such date. In the event of any merger of the Company with or into another corporation or "change of control," as defined in the 2003 ESPP, the successor corporation or a parent or subsidiary of such successor corporation shall assume or substitute an equivalent purchase right for each outstanding purchase right. In the event the successor corporation refuses to do so, the purchase interval then in progress shall be shortened by setting a new purchase date before the merger or change of control, and the current purchase interval and offering period shall end on the new purchase date. The plan administrator shall notify each participant of the new purchase date at least ten (10) business days prior to such date, and the participant's purchase right shall be exercised on such new purchase date, unless the participant withdraws prior to such date.

## Federal Income Tax Aspects

The following brief summary of the effect of U.S. federal income taxation upon the participant and Intevac with respect to the shares purchased under the 2003 ESPP does not purport to be complete, and does not discuss the tax consequences of a participant's death or the income tax laws of any state or non-U.S. country in which the participant may reside.

The 2003 ESPP, and the right of participants to make purchases thereunder, is intended to qualify under the provisions of Section 423 of the Internal Revenue Code. Under these provisions, no income will be taxable to a participant until the shares purchased under the 2003 ESPP are sold or otherwise disposed of. Upon the sale or other disposition of the shares, the participant will generally be subject to tax in an amount that depends upon the holding period. If the shares are sold or otherwise disposed of more than (i) two (2) years from the first day of the applicable offering period (or, if later, from the first day the participant entered the offering period) and (ii) one (1) year from the applicable date of purchase, the participant will recognize ordinary income measured as the lesser of (a) the excess of the fair market value of the shares at the time of such sale or disposition over the purchase price, or (b) an amount equal to 15% of the fair market value of the shares as of the first day the participant entered the applicable offering period. Any additional gain will be treated as long-term capital gain. If the shares are sold or otherwise disposed of before the expiration of these holding periods, the participant will recognize ordinary income generally measured as the excess of the fair market value of the shares on the date the shares were purchased over the purchase price. Any additional gain or loss on such sale or disposition will be long-term or short-term capital gain or loss, depending on how long the shares have been held from the date of purchase. In addition, a participant's annual "net investment income", as defined in Section 1411 of the Internal Revenue Code, may be subject to a 3.8% federal surtax. Net investment income may include capital gain and/or loss arising from the disposition of shares purchased under the 2003 ESPP. Whether a participant's net investment income will be subject to this surtax will depend on the participant's level of annual income and other factors.

Intevac generally is not entitled to a deduction for amounts taxed as ordinary income or capital gain to a participant, except to the extent of ordinary income recognized by participants upon a sale or disposition of shares prior to the expiration of the holding periods described above.

## Amendment and Termination of the 2003 ESPP

The 2003 ESPP will continue in effect until terminated in accordance with the terms of the 2003 ESPP. Our Board or the committee administering the 2003 ESPP may at any time terminate or amend the 2003 ESPP. The termination of the 2003 ESPP cannot affect purchase rights previously granted under the plan except as provided by the 2003 ESPP, provided that an offering period may be terminated by the plan administrator on any purchase date if the plan administrator determines that the termination of the 2003 ESPP is in the best interests of the Company and its stockholders. To the extent necessary to comply with Section 423 of the Internal Revenue Code or other applicable law or stock exchange rule, the Company will obtain stockholder approval of an amendment or termination in a manner and to the degree required. Without stockholder approval, and without regard to whether any participant rights may be considered to have been adversely affected, the plan administrator is entitled to change the offering periods, limit the frequency and/or number of changes in the amount withheld during an offering period, establish the exchange ratio applicable to the amounts withheld in a currency other than U.S. dollars, permit payroll withholding in excess of the amount designated by a participant in order to adjust for delays or mistakes in the Company's processing of properly completed withholding elections, establish reasonable waiting and adjustment periods and/or accounting and crediting procedures to ensure that amounts applied toward the purchase of Common Stock for each participant properly correspond with amounts withheld from the participant's compensation, and establish such other limitations or procedures as the plan administrator determines in its sole discretion advisable which are consistent with the 2003 ESPP. In addition, in the event the plan administrator determines the ongoing operation of the 2003 ESPP may result in unfavorable financial accounting consequences, the Board may, in its discretion, modify or amend the 2003 ESPP to reduce or eliminate such accounting consequences.

### 2003 ESPP Transactions for Certain Individuals and Groups

Given that the number of shares that may be purchased under the 2003 ESPP is determined, in part, by our Common Stock's value on the enrollment date of each participant and the last day of the purchase interval and given that participation in the 2003 ESPP is voluntary on the part of employees, the actual number of shares that may be purchased by an individual under the 2003 ESPP is not determinable.

The table below shows, as to each of Intevac's NEOs included in the 2023 Summary Compensation Table and the various indicated groups, the number of shares of Common Stock purchased under the 2003 ESPP during the last fiscal year, together with the weighted average purchase price paid per share.

| Name and Position or Group | Number of Purchased Shares | Weighted Average Purchase Price |
|---|---|---|
| Nigel Hunton, President and CEO | 5,000 | $3.55 |
| Kevin Soulsby, Interim Chief Financial Officer | 2,969 | $3.43 |
| John Dickinson, Vice President of Operations | 534 | $3.58 |
| James Moniz, Former Executive Vice President and Chief Financial Officer | 5,000 | $3.55 |
| All executive officers, as a group | 13,503 | $3.50 |
| All directors who are not executive officers, as a group | — | N/A |
| All employees who are not executive officers, as a group | 291,035 | $3.47 |

### Required Vote

The affirmative vote of the holders of a majority of the shares present in person or represented by proxy at the Annual Meeting and entitled to vote on the proposal (provided that such vote also constitutes the affirmative vote of a majority of the required quorum) will be required for approval of the amended ESPP to add an additional 300,000 shares of Common Stock to the 2003 ESPP.

### Summary

We believe strongly that approval of the amended 2003 ESPP is essential to our continued success and ability to compete for talent in the labor markets in which we operate. Our employees are one of our most valuable assets. Awards such as those provided under the 2003 ESPP constitute an important incentive for our employees and help us to attract, retain and motivate people whose skills and performance are critical to our success.

## PROPOSAL THREE

### APPROVAL OF THE AMENDED INTEVAC 2020 EQUITY INCENTIVE PLAN TO INCREASE THE NUMBER OF SHARES RESERVED FOR ISSUANCE THEREUNDER BY 900,000 SHARES

The 2020 Equity Incentive Plan (the "2020 Plan") was originally adopted by our Board and approved by our stockholders in 2020. We are asking our stockholders to approve the amended 2020 Plan to increase the number of shares of our Common Stock that may be issued under the 2020 Plan by 900,000 shares so that we can continue to use it to achieve our goals.

We have historically provided stock options, restricted stock units and other types of equity awards as an incentive to our employees, directors and consultants to promote increased stockholder value. The Board, including the Human Capital Committee of the Board, and management believe that stock options, restricted stock units and other types of equity awards are one of the primary ways to attract and retain key personnel responsible for the continued development and growth of our business, and to motivate all employees to increase stockholder value. In addition, stock options, restricted stock units and other types of equity awards are considered a competitive necessity in the high technology sector in which we compete.

If stockholders approve the amended 2020 Plan, the amended 2020 Plan will replace the current version of the 2020 Plan. The 2020 Plan will continue in effect until it terminates at the end of its term in 2030, unless terminated earlier by the 2020 Plan administrator.

The Board believes that the Company must offer a competitive equity incentive program if it is to continue to successfully attract and retain the best possible candidates for positions of substantial responsibility within the Company. The Board expects that the amended 2020 Plan will be an important factor in attracting, retaining and rewarding high caliber employees who are essential to our success and in providing incentive to these individuals to promote the success of the Company.

***The Board of Directors unanimously recommends that stockholders vote "FOR" the amended 2020 Equity Incentive Plan to increase the number of shares of Common Stock reserved for issuance thereunder by 900,000 shares.***

### Proposed Amendment

At the Annual Meeting, we are asking our stockholders to approve the amended 2020 Plan to increase the number of shares of our Common Stock reserved for issuance under the 2020 Plan by 900,000 shares, which increase will be subject to the adjustment provisions of the 2020 Plan. No amendments other than the proposed amendment to increase the number of shares reserved under the 2020 Plan by 900,000 shares of our Common Stock have been made to the 2020 Plan since the 2020 Plan was last approved by our stockholders in 2023. The Human Capital Committee recommended and the Board approved the proposed amended 2020 Plan in February 2024, subject to stockholder approval at the Annual Meeting. The increase to the number of shares reserved under the 2020 Plan is proposed in order to give the Board and the Human Capital Committee of the Board continued flexibility to grant stock options, restricted stock units and other types of equity awards.

The Board, including the Human Capital Committee of the Board, and management believe that granting equity awards motivates higher levels of performance, aligns the interests of employees and stockholders by giving employees the perspective of owners with equity stakes in Intevac, and provides an effective means of recognizing employee contributions to our success. The Board, including the Human Capital Committee of the Board and management also believe that equity awards are of great value in recruiting and retaining highly qualified technical and other key personnel who are in great demand, as well as rewarding and encouraging current employees and other service providers. Finally, the Board, including the Human Capital Committee of the Board and management believe that the ability to grant equity awards will be important to our future success by helping us to accomplish these objectives.

If the stockholders approve this proposed amended 2020 Plan, we currently anticipate that the shares available under the 2020 Plan will be sufficient to meet our expected needs through at least the second fiscal quarter of 2025, inclusive of the annual equity awards typically granted in the second quarter of each fiscal year. We anticipate that we will be requesting additional shares under the 2020 Plan at our 2025 annual meeting of stockholders. However, future circumstances and business needs may dictate a different result. In determining the number of shares to be added to the total number of shares reserved for issuance under the 2020 Plan, the Human Capital Committee and the Board also considered the following:

- *Remaining Competitive by Attracting/Retaining Talent.* As discussed above, the Human Capital Committee and the Board considered the importance of an adequate pool of shares to attract, retain and reward our high-performing employees, especially since we compete with many technology companies for a limited pool of talent.

- *Historical Grant Practices.* The Human Capital Committee and the Board considered the historical amounts of equity awards that we have granted in the past three years. In fiscal years 2021, 2022 and 2023 we granted equity awards representing a total of 3,896,854 shares, including 2,698,154 shares from the 2020 Plan and 1,198,700 shares from the Company's 2022 Inducement Equity Incentive Plan (the "Inducement Plan").

- *Forecasted Grants.* As discussed above, the Human Capital Committee and the Board anticipates that the proposed 900,000 share increase, based on projected share utilization will be sufficient for our equity award usage through at least the second fiscal quarter of 2025. In determining the projected share utilization, the Human Capital Committee and the Board considered a forecast that included the following factors: (i) 2,188,514 unissued shares remaining under the Plan; (ii) the additional 900,000 shares that would be available for grant under the 2020 Plan, if the stockholders approve the proposed amended 2020 Plan; (iii) estimated cancellations returned back to the 2020 Plan; and (iv) the full value awards to be granted subject to stockholder approval of the proposed amended 2020 Plan. Based on these projections, we expect to request additional shares under the 2020 Plan at our 2025 annual meeting of stockholders.

- *Proxy Advisory Firm Guidelines.* Because of our significant institutional stockholder base, the Human Capital Committee and the Board also considered the relevant guidelines from a proxy advisory firm. Our three-year average burn rate and the dilution relating to the proposed 900,000 share increase are within such guidelines.

## Summary of the 2020 Equity Incentive Plan

The following is a summary of the principal features of the 2020 Plan and its operation. The summary is qualified in its entirety by reference to the 2020 Plan as set forth in Appendix B. No amendments other than the proposed amendment to increase the number of shares reserved under the 2020 Plan by 900,000 shares of our Common Stock have been made to the 2020 Plan since the 2020 Plan was last approved by our stockholders in 2023.

### General

The purposes of the 2020 Plan are to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to employees, directors and consultants who perform services to the Company, and to promote the success of the Company's business. These incentives are provided through the grant of stock options, restricted stock, restricted stock units, stock appreciation rights, performance units and performance shares.

### Authorized Shares

We are asking our stockholders to approve an increase of 900,000 shares of our Common Stock to the number of shares of our Common Stock available for issuance under the 2020 Plan. If our stockholders approve this Proposal Three, and subject to the adjustment provisions contained in the 2020 Plan, the maximum aggregate of number of shares that may be issued under the 2020 Plan is 2,750,000 shares, plus (i) 1,700,000 shares, which represents the approximate number of shares that, as of the date of the initial Board action to adopt the 2020 Plan in 2020, were reserved but not issued pursuant to any awards granted under the 2012 Equity Incentive Plan (the "2012 Plan") and were not subject to any awards granted thereunder, plus (ii) any shares subject to stock options, restricted stock units or other awards granted under the 2012 Plan and/or the 2004 Equity Incentive Plan (the "2004 Plan") that, on or after the date our stockholders initially approved the 2020 Plan in 2020, expire or otherwise terminate without having been exercised or issued in full or are forfeited to or repurchased by the Company due to failure to vest, with the maximum number of shares that may be added pursuant to clause (ii) equal to 2,649,965 shares. In addition, shares may become available for issuance under the 2020 Plan pursuant to the next paragraph. The shares may be authorized, but unissued, or reacquired Common Stock. As of March 29, 2024, the number of shares subject to awards outstanding under the 2012 Plan was 135,092 shares and the number of shares that were available for future issuance under the 2020 Plan was 2,188,514 shares.

If any award granted under the 2020 Plan expires or becomes unexercisable without having been exercised in full, or, with respect to restricted stock, restricted stock units, performance units or performance shares, is forfeited to or repurchased by the Company due to failure to vest, then the unpurchased or forfeited or repurchased shares subject to such award will become available for future grant or sale under the 2020 Plan (unless the 2020 Plan has terminated). With respect to the exercise of stock appreciation rights settled in shares, the gross number of shares covered by the portion of the exercised award, whether or not actually issued pursuant to such exercise, will cease to be available under the 2020 Plan. If shares issued pursuant to restricted stock, restricted stock units, performance shares or performance units are repurchased by or forfeited to the Company due to failure to vest, such shares will become available for future grant under the 2020 Plan. Shares used to pay the exercise price or purchase price of an award or to satisfy the tax withholding obligations of an award will not become available for future grant or sale under the 2020 Plan. Shares issued pursuant to awards transferred under any award transfer program will not be again available for grant under the 2020 Plan. Payment of cash rather than shares pursuant to an award will not result in reducing the number of shares available for issuance under the 2020 Plan.

*Adjustments to Shares Subject to the 2020 Plan*

In the event of any dividend or other distribution (whether in the form of cash, shares, other securities, or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, reclassification, repurchase, or exchange of shares or other securities of the Company, or other change in the corporate structure affecting the Company's Common Stock occurs (other than any ordinary dividends or other ordinary distributions), the Administrator (as defined below), in order to prevent diminution or enlargement of the benefits or potential benefits intended to be made available under the 2020 Plan, will adjust the number and class of shares of stock that may be delivered under the 2020 Plan, and/or the number, class and price of shares of stock subject to outstanding awards, and the numerical share limits in the 2020 Plan.

*Administration*

The 2020 Plan will be administered by the Board, any committee of the Board, or a committee of individuals satisfying applicable laws appointed by the Board in accordance with the terms of the 2020 Plan (the "Administrator"). In the case of transactions, including grants to certain officers and key employees of the Company, intended to qualify, as exempt under Rule 16b-3 of the Securities Exchange Act of 1934, the members of the committee must qualify as "non-employee directors" under Rule 16b-3 of the Securities Exchange Act of 1934. (For purposes of this summary of the 2020 Plan, the term "Administrator" will refer to the Board or any committee designated by the Board to administer the 2020 Plan.)

Subject to the terms of the 2020 Plan, the Administrator has the authority to interpret and administer the 2020 Plan, including but not limited to, the authority, in its discretion to select the employees, consultants, and directors who will receive awards, to determine the terms and conditions of awards, to modify or amend each award (subject to the restrictions of the 2020 Plan), including to accelerate vesting or waive forfeiture restrictions, to extend the post-termination exercise period applicable to an award, and to interpret the provisions of the 2020 Plan and outstanding awards. The Administrator may allow a participant to defer the receipt of payment of cash or delivery of shares that otherwise would be due to such participant. The Administrator may make rules and regulations relating to sub-plans established for the purpose of satisfying applicable non-U.S. laws or for qualifying for favorable tax treatment under applicable non-U.S. laws and may make all other determinations deemed necessary or advisable for administering the 2020 Plan. The Administrator may temporarily suspend the exercisability of an award if the Administrator deems such suspension to be necessary or appropriate for administrative purposes or to comply with applicable laws, provided that such suspension must be lifted prior to the expiration of the maximum term and post-termination exercisability period of an award, unless doing so would not comply with applicable laws. The Administrator may not institute an award exchange program and/or award transfer program.

*Eligibility*

Awards may be granted to employees, directors and consultants of the Company and employees and consultants of any parent or subsidiary corporation of the Company. Incentive stock options may be granted only to employees who, as of the time of grant, are employees of the Company or any parent or subsidiary corporation of the Company. As of March 29, 2024, approximately 126 employees, 4 non-employee directors and 6 consultants were eligible to participate in the 2020 Plan. As of the same date, the closing price of a share of our Common Stock as reported on The Nasdaq Stock Market (NASDAQ Global Select) was $3.84.

*Stock Options*

Each option granted under the 2020 Plan will be evidenced by a written or electronic agreement between the Company and a participant specifying the number of shares subject to the option and the other terms and conditions of the option, consistent with the requirements of the 2020 Plan.

The exercise price per share of each option may not be less than the fair market value of a share of the Company's Common Stock on the date of grant. However, an exception may be made for any options that are granted in substitution for options held by employees of companies that the Company acquires in a manner consistent with Section 424(a) of the Code. In addition any incentive stock option granted to an employee who, at the time of grant, owns stock representing more than 10% of the total combined voting power of all classes of stock of the Company or any parent or subsidiary corporation of the Company (a "Ten Percent Stockholder") must have an exercise price per share equal to at least 110% of the fair market value of a share on the date of grant. The aggregate fair market value of the shares (determined on the grant date) covered by incentive stock options which first become exercisable by any participant during any calendar year also may not exceed $100,000. Generally, the fair market value of the Common Stock is the closing price of our stock on any established stock exchange or national market system on the applicable date.

The 2020 Plan provides that the Administrator will determine the acceptable form(s) of consideration for exercising an option. An option will be deemed exercised when the Company receives the notice of exercise and full payment for the shares to be exercised, together with any applicable tax withholdings.

Options will be exercisable at such times or under such conditions as determined by the Administrator and set forth in the award agreement. The maximum term of an option will be specified in the award agreement, provided that incentive stock options will have a maximum term of no more than ten (10) years, and provided further that an incentive stock option granted to a Ten Percent Stockholder must have a term not exceeding five (5) years.

The Administrator will determine and specify in each award agreement, and solely in its discretion, the period of exercise applicable to each option following a service provider's cessation of service. In the absence of such a determination by the Administrator, the participant generally will be able to exercise his or her option for (i) three (3) months following his or her cessation of service for reasons other than death or disability, and (ii) twelve (12) months following his or her cessation of service due to disability or following his or her death while holding the option. An award agreement may provide for an extension of a post-service exercise period upon a cessation of service for reasons other than death or disability if the exercise of the option following such cessation of service would result in liability under Section 16(b) of the Exchange Act or would violate the registration requirements under the Securities Act.

*Restricted Stock Awards*

Awards of restricted stock are rights to acquire or purchase shares, which vest in accordance with the terms and conditions established by the Administrator in its sole discretion. Each restricted stock award granted will be evidenced by a written or electronic agreement between the Company and the participant specifying the number of shares subject to the award and the other terms and conditions of the award, consistent with the requirements of the 2020 Plan. Restricted stock awards may be subject to vesting conditions as the Administrator specifies, and the shares acquired may not be transferred by the participant until vested. The Administrator may set restrictions based upon continued employment or service, the achievement of specific performance objectives (Company-wide, departmental, divisional, business unit or individual), applicable federal or state securities laws, or any other basis determined by the Administrator in its discretion.

Unless otherwise provided by the Administrator, a participant will forfeit any shares of restricted stock as to which the restrictions have not lapsed prior to the participant's cessation of service. Unless the Administrator provides otherwise, and subject to the general rules in the 2020 Plan related to dividends (described below), participants holding restricted stock will have the right to vote the shares and to receive any dividends paid, except that dividends or other distributions paid in shares will be subject to the same restrictions on transferability and forfeitability as the underlying shares and dividends or other distributions payable with respect to shares will not be paid before and unless the underlying shares vest. The Administrator may, in its sole discretion, reduce or waive any restrictions and may accelerate the time at which any restrictions will lapse or be removed.

*Restricted Stock Units*

The Administrator may grant restricted stock units which represent a right to receive shares at a future date as set forth in the participant's award agreement. Each restricted stock unit granted under the 2020 Plan will be evidenced by a written or electronic agreement between the Company and the participant specifying the number of shares subject to the award and other terms and conditions of the award, consistent with the requirements of the 2020 Plan. Restricted stock units may be settled, in the sole discretion of the Administrator, in shares, cash or a combination of both.

Restricted stock units will result in a payment to a participant only if the performance goals or other vesting criteria the Administrator may establish are achieved or the awards otherwise vest. The Administrator may set vesting criteria based upon continued employment or service, the achievement of specific performance objectives (Company-wide, departmental, divisional, business unit, or individual goals (including, but not limited to, continued employment or service)), applicable federal or state securities laws or any other basis determined by the Administrator in its discretion, which, depending on the extent to which they are met, will determine the number of restricted stock units to be paid out to participants.

After the grant of a restricted stock unit award, the Administrator, in its sole discretion, may reduce or waive any vesting criteria that must be met to receive a payout and may accelerate the time at which any restrictions will lapse or be removed. A participant will forfeit any unearned restricted stock units as of the date set forth in the award agreement. The Administrator in its sole discretion may pay earned restricted stock units in cash, shares of the Company's Common Stock, or a combination of cash and shares.

*Stock Appreciation Rights*

A stock appreciation right gives a participant the right to receive the appreciation in the fair market value of Company Common Stock between the date of grant of the award and the date of its exercise. Each stock appreciation right granted under the 2020 Plan will be evidenced by a written or electronic agreement between the Company and the participant specifying the exercise price and the other terms and conditions of the award, consistent with the requirements of the 2020 Plan.

The exercise price per share of each stock appreciation right may not be less than the fair market value of a share on the date of grant. Upon exercise of a stock appreciation right, the holder of the award will be entitled to receive an amount determined by multiplying (i) the difference between the fair market value of a share on the date of exercise over the exercise price by (ii) the number of exercised shares. The Company may pay the appreciation in cash, in shares, or in some combination thereof. The term of a stock appreciation right will be set forth in the award agreement. The terms and conditions relating to the period of exercise following a cessation of service with respect to options described above also apply to stock appreciation rights.

*Performance Units and Performance Shares*

Performance units and performance shares may also be granted under the 2020 Plan. Performance units and performance shares are awards that will result in a payment to a participant only if the performance goals or other vesting criteria the Administrator may establish are achieved or the awards otherwise vest. Each award of performance units or shares granted under the 2020 Plan will be evidenced by a written or electronic agreement between the Company and the participant specifying the performance period and other terms and conditions of the award, consistent with the requirements of the 2020 Plan. Earned performance units and performance shares will be paid, in the sole discretion of the Administrator, in the form of cash, shares (which will have an aggregate fair market value equal to the earned performance units or shares at the close of the applicable performance period), or in a combination thereof. The Administrator may set vesting criteria based upon continued employment or service, the achievement of specific performance objectives (Company-wide, departmental, divisional, business unit or individuals goals (including, but not limited to, continued employment or service)), applicable federal or state securities laws, or any other basis determined by the Administrator in its discretion, and which, depending on the extent to which they are met, will determine the number and/or the value of performance units and performance shares to be paid out to participants.

After the grant of a performance unit or performance share, the Administrator, in its sole discretion, may reduce or waive any performance objectives or other vesting provisions for such performance units or shares. Performance units will have an initial value established by the Administrator on or before the date of grant. Each performance share will have an initial value equal to the fair market value of a share on the grant date. A participant will forfeit any performance shares or units that are unearned or unvested as of the date set forth in the award agreement.

*Non-Employee Director Limitations*

The 2020 Plan provides that, subject to the adjustment provisions in the 2020 Plan, in any fiscal year of the Company, a non-employee director may not be granted equity awards covering more than 25,000 shares, increased to 40,000 shares in the fiscal year of his or her initial service as a non-employee director (excluding awards granted to him or her as a consultant or employee).

*Dividends*

Dividends or other distributions payable with respect to shares subject to equity awards will not be paid before and unless the underlying shares vest, and will be subject to the same forfeitability provisions as the underlying shares. No dividends or other distributions will be paid with respect to shares that are subject to unexercised options or stock appreciation rights, although this rule will not preclude the Administrator from exercising its powers and authority under the adjustment, liquidation and merger and change in control provisions of the 2020 Plan.

*Transferability of Awards*

Unless determined otherwise by the Administrator and subject to the terms of the 2020 Plan, awards granted under the 2020 Plan generally are not transferable other than by will or by the laws of descent and distribution, and all rights with respect to an award granted to a participant generally will be available during a participant's lifetime only to the participant.

*Dissolution or Liquidation*

In the event of the Company's proposed dissolution or liquidation, the Administrator will notify each participant as soon as practicable prior to the effective date of such proposed transaction. An award will terminate immediately prior to consummation of such proposed action to the extent the award has not been previously exercised (with respect to an option or stock appreciation right) or vested (with respect to an award other than an option or stock appreciation right).

*Change in Control*

The 2020 Plan provides that, in the event of a merger of the Company with or into another corporation or entity or a "change in control" (as defined in the 2020 Plan), each award will be treated as the Administrator determines without a participant's consent, including, without limitation, that (i) awards will be assumed, or substantially equivalent awards will be substituted, by the acquiring or succeeding corporation or its affiliate with appropriate adjustments as to the number and kind of shares and prices; (ii) upon written notice to a participant, that the participant's awards will terminate upon or immediately prior to the consummation of such merger or change in control; (iii) outstanding awards will vest and become exercisable, realizable or payable or restrictions applicable to an award will lapse, in whole or in part, prior to or upon consummation of such merger or change in control, and, to the extent the Administrator determines, terminate upon or immediately prior to the effectiveness of such merger or change in control; (iv) (A) the termination of an award in exchange for an amount of cash and/or property, if any, equal to the amount that would have been attained upon the exercise of such award or realization of the participant's rights as of the date of the occurrence of the transaction (and, for the avoidance of doubt, if as of the date of the occurrence of the transaction the Administrator determines in good faith that no amount would have been attained upon the exercise of such award or realization of the participant's rights, then such award may be terminated by the Company without payment), or (B) the replacement of such award with other rights or property selected by the Administrator in its sole discretion; or (v) any combination of the foregoing. In taking any of the actions permitted by the 2020 Plan, the Administrator will not be obligated to treat all awards, all awards held by a participant, all awards of the same type, or all portions of awards, similarly in the transaction.

If the successor corporation does not assume or substitute for the award (or portion thereof), the participant will fully vest in and have the right to exercise the participant's outstanding options and stock appreciation rights (or portion thereof) that is not assumed or substituted for, all restrictions on restricted stock, restricted stock units, performance shares and performance units (or portions thereof) not assumed or substituted for will lapse, and, with respect to such awards with performance-based vesting (or portions thereof), all performance goals or other vesting criteria will be deemed achieved at 100% of target levels and all other terms and conditions met, in each case, unless specifically provided otherwise under the applicable award agreement or other written agreement between the participant and the Company (or its subsidiaries or parent, as applicable). In addition, unless specifically provided otherwise under the applicable award agreement or other written agreement between the participant and the Company (or its subsidiaries or parent, as applicable), if an option or stock appreciation right (or portion thereof) is not assumed or substituted for, the Administrator will notify the participant in writing or electronically that the option or stock appreciation right (or its applicable portion) will be exercisable for a period of time determined by the Administrator in its sole discretion, and the option or stock appreciation right (or its applicable portion) will terminate upon the expiration of such period.

In the event of a change in control, all outstanding awards granted to non-employee members of our Board will fully vest as of immediately prior to such change in control and the participant will have the right to exercise all of his or her outstanding options and stock appreciation rights, all restrictions on restricted stock and restricted stock units will lapse, and, with respect to awards with performance-based vesting, all performance goals or other vesting criteria will be deemed achieved at 100% of target levels and all other terms and conditions met, unless specifically provided otherwise under the applicable award agreement or other written agreement between the participant and the Company.

*Termination or Amendment*

The 2020 Plan will automatically terminate ten (10) years from the date of its initial adoption by the Board in 2020, unless terminated at an earlier time by the Administrator. The Administrator may amend, alter, suspend or terminate the 2020 Plan at any time, provided that the Company will obtain stockholder approval of any amendment to the extent approval is necessary and desirable to comply with any applicable laws. No amendment, alteration, suspension or termination will materially impair the rights of any participant unless mutually agreed otherwise between the participant and the Administrator.

**Federal Tax Aspects**

The following summary is intended only as a general guide to the material U.S. federal income tax consequences of participation in the 2020 Plan. The summary is based on existing U.S. laws and regulations, and there can be no assurance that those laws and regulations will not change in the future. The summary does not purport to be complete and does not discuss the tax consequences upon a participant's death, or the provisions of the income tax laws of any municipality, state or non-U.S. country in which the participant may reside. As a result, tax consequences for any particular participant may vary based on individual circumstances.

*Incentive Stock Options*

An optionee recognizes no taxable income for regular income tax purposes as a result of the grant or exercise of an incentive stock option qualifying under Section 422 of the Code. Optionees who neither dispose of their shares within two (2) years following the date the option was granted nor within one (1) year following the exercise of the option normally will recognize a capital gain or loss equal to the difference, if any, between the sale price and the purchase price of the shares. If an optionee satisfies such holding periods upon a sale of the shares, the Company will not be entitled to any deduction for federal income tax purposes. If an optionee disposes of shares within two (2) years after the date of grant or within one (1) year after the date of exercise (a "disqualifying disposition"), the difference between the fair market value of the shares on the exercise date and the option exercise price (not to exceed the gain realized on the sale if the disposition is a transaction with respect to which a loss, if sustained, would be recognized) will be taxed as ordinary income at the time of disposition. Any gain in excess of that amount will be a capital gain. If a loss is recognized, there will be no ordinary income, and such loss will be a capital loss. Any ordinary income recognized by the optionee upon the disqualifying disposition of the shares generally should be deductible by the Company for federal income tax purposes, except to the extent such deduction is limited by applicable provisions of the Code.

The difference between the option exercise price and the fair market value of the shares on the exercise date is treated as an adjustment in computing the optionee's alternative minimum taxable income and may be subject to an alternative minimum tax which is paid if such tax exceeds the regular tax for the year. Special rules may apply with respect to certain subsequent sales of the shares in a disqualifying disposition, certain basis adjustments for purposes of computing the alternative minimum taxable income on a subsequent sale of the shares and certain tax credits which may arise with respect to optionees subject to the alternative minimum tax.

*Nonstatutory Stock Options*

Options not designated or qualifying as incentive stock options will be nonstatutory stock options having no special U.S. tax status. An optionee generally recognizes no taxable income as the result of the grant of such an option. Upon exercise of a nonstatutory stock option, the optionee normally recognizes ordinary income equal to the amount that the fair market value of the shares on such date exceeds the exercise price. If the optionee is an employee, such ordinary income generally is subject to withholding of income and employment taxes. Upon the sale of stock acquired by the exercise of a nonstatutory stock option, any gain or loss, based on the difference between the sale price and the fair market value on the exercise date, will be taxed as capital gain or loss. No tax deduction is available to the Company with respect to the grant of a nonstatutory stock option or the sale of the stock acquired pursuant to such grant.

*Stock Appreciation Rights*

In general, no taxable income is reportable when a stock appreciation right is granted to a participant. Upon exercise, the participant generally will recognize ordinary income in an amount equal to the fair market value of any shares of our Common Stock received. If the participant is an employee, such ordinary income generally is subject to withholding of income and employment taxes. Any additional gain or loss recognized upon any later disposition of the shares would be capital gain or loss.

*Restricted Stock Awards*

A participant acquiring restricted stock generally will recognize ordinary income equal to the fair market value of the shares on the vesting date. If the participant is an employee, such ordinary income generally is subject to withholding of income and employment taxes. The participant may elect, pursuant to Section 83(b) of the Code, to accelerate the ordinary income tax event to the date of acquisition by filing an election with the Internal Revenue Service no later than thirty (30) days after the date the shares are acquired. Upon the sale of shares acquired pursuant to a restricted stock award, any gain or loss, based on the difference between the sale price and the fair market value on the date the ordinary income tax event occurs, will be taxed as capital gain or loss.

*Restricted Stock Unit Awards*

There generally are no immediate tax consequences of receiving an award of restricted stock units. A participant who is awarded restricted stock units generally will be required to recognize ordinary income in an amount equal to the fair market value of shares issued to such participant at the end of the applicable vesting period or, if later, the settlement date elected by the Administrator or a participant. If the participant is an employee, such ordinary income generally is subject to withholding of income and employment taxes. Any additional gain or loss recognized upon any later disposition of any shares received would be capital gain or loss.

*Performance Shares and Performance Unit Awards*

A participant generally will recognize no income upon the grant of a performance share or a performance unit award. Upon the settlement of such awards, participants normally will recognize ordinary income in the year of receipt in an amount equal to the cash received and the fair market value of any cash or nonrestricted shares received. If the participant is an employee, such ordinary income generally is subject to withholding of income and employment taxes. Upon the sale of any shares received, any gain or loss, based on the difference between the sale price and the fair market value on the date the ordinary income tax event occurs, will be taxed as capital gain or loss.

*Section 409A*

Section 409A of the Code provides certain requirements for non-qualified deferred compensation arrangements with respect to an individual's deferral and distribution elections and permissible distribution events. Awards granted under the 2020 Plan with a deferral feature will be subject to the requirements of Section 409A of the Code. If an award is subject to and fails to satisfy the requirements of Section 409A of the Code, the recipient of that award may recognize ordinary income on the amounts deferred under the award, to the extent vested, which may be prior to when the compensation is actually or constructively received. Also, if an award that is subject to Section 409A fails to comply with Section 409A's provisions, Section 409A imposes an additional 20% federal income tax on compensation recognized as ordinary income, as well as interest on such deferred compensation. Certain states have enacted laws similar to Section 409A which impose additional taxes, interest and penalties on non-qualified deferred compensation arrangements. The Company will also have withholding and reporting requirements with respect to such amounts.

*Medicare Surtax*

A participant's annual "net investment income", as defined in Section 1411 of the Internal Revenue Code, may be subject to a 3.8% federal surtax (generally referred to as the "Medicare Surtax"). Net investment income may include capital gain and/ or loss arising from the disposition of shares subject to a participant's awards under the 2020 Plan. Whether a participant's net investment income will be subject to the Medicare Surtax will depend on the participant's level of annual income and other factors.

*Tax Effect for the Company*

The Company generally will be entitled to a tax deduction in connection with an award under the 2020 Plan in an amount equal to the ordinary income realized by a participant and at the time the participant recognizes such income (for example, the exercise of a nonstatutory stock option). Special rules limit the deductibility of compensation paid to our chief executive officer and other "covered employees" as determined under Section 162(m) and applicable guidance. Under Section 162(m), the annual compensation paid to any of these specified executives generally will be deductible only to the extent that it does not exceed $1,000,000, except with respect to certain grandfathered compensation, which will not include compensation arising from awards granted under the 2020 Plan.

**Number of Awards Granted to Employees, Consultants, and Directors**

The number of awards that an employee, director or consultant may receive under the 2020 Plan is in the discretion of the Administrator and therefore cannot be determined in advance. The following table sets forth (i) the aggregate number of shares of Common Stock subject to restricted stock units (including performance-based restricted stock units) granted under the 2020 Plan to our NEOs during the last fiscal year.

| Name of Individual or Group | Number of Shares of Time-Based Restricted Stock Units Granted | Number of Shares of Performance-Based Restricted Stock Units Granted (at Maximum Performance Achievement Levels |
|---|---|---|
| Nigel Hunton, President and CEO | 74,000 | 232,000 |
| Kevin Soulsby, Interim Chief Financial Officer | 30,000 | — |
| John Dickinson, Vice President of Operations | 28,455 | 95,365 |
| James Moniz, Former Chief Financial Officer | — | — |
| All executive officers, as a group | 132,455 | 327,365 |
| All directors who are not executive officers, as a group | 53,000 | — |
| All employees who are not executive officers, as a group | 266,989 | 198,291 |

**Required Vote**

The affirmative vote of the holders of a majority of the shares present in person or represented by proxy at the Annual Meeting and entitled to vote on the proposal (provided that that vote also constitutes the affirmative vote of a majority of the required quorum) will be required for approval of the amended 2020 Plan to add an additional 900,000 shares of Common Stock to the 2020 Plan.

**Summary**

We believe strongly that approval of the amended 2020 Plan is essential to our continued success and ability to compete for talent in the labor markets in which we operate. Our employees are one of our most valuable assets. Stock options and other awards such as those provided under the 2020 Plan are vital to our ability to attract and retain outstanding and highly skilled individuals. Such awards also are crucial to our ability to motivate employees to achieve the Company's goals. For the reasons stated above, the stockholders are being asked to approve the amended 2020 Plan.

# PROPOSAL FOUR

## RATIFICATION OF INDEPENDENT PUBLIC ACCOUNTANTS

The Audit Committee of the Board has selected BPM LLP as our independent public accountants for the fiscal year ending December 28, 2024. BPM LLP began auditing our financial statements in 2015. Its representatives are expected to be present at the Annual Meeting, will have an opportunity to make a statement if they desire to do so, and will be available to respond to appropriate questions.

*The Board unanimously recommends a vote "FOR" ratification of the selection of BPM LLP as Intevac's independent registered public accounting firm for the fiscal year ending December 28, 2024.*

### Principal Accountant Fees and Services

The following table presents fees billed for professional audit services and other services rendered to us by BPM LLP for the fiscal years ended December 30, 2023 and December 31, 2022.

|  | BPM LLP | |
| --- | --- | --- |
|  | **Fiscal 2023** | **Fiscal 2022** |
| Audit Fees (1) | $530,367 | $483,941 |
| Audit-Related Fees | — | — |
| Tax Fees | — | — |
| All Other Fees | — | — |
| Total Fees | $530,367 | $483,941 |

(1)  Audit fees consist of fees billed for professional services rendered for the audit of our annual consolidated financial statements and review of the interim consolidated financial statements included in our Quarterly Reports on Form 10-Q and fees for services that are normally provided in connection with statutory and regulatory filings or engagements. This category also includes advice on accounting matters that arose during, or as a result of, the audit or the review of the interim consolidated financial statements. The 2023 and 2022 audit fees do not include $55,375 and $54,410, respectively, paid to firms other than our independent registered public accounting firm, BPM LLP, for statutory engagements.

In making its recommendation to ratify the appointment of BPM LLP as our independent auditor for the fiscal year ending December 28, 2024, the Audit Committee has considered whether services other than audit and audit-related services provided by BPM LLP are compatible with maintaining the independence of BPM LLP and noted that no such services were provided by BPM LLP during the fiscal years ended December 30, 2023 and December 31, 2022.

### Pre-Approval of Audit and Permissible Non-Audit Services

The Audit Committee approves in advance all engagements with BPM LLP, including the audit of our annual financial statements, the review of the financial statements included in our Quarterly Reports on Form 10-Q and any non-audit services. Fees billed by BPM LLP are reviewed and approved by the Audit Committee on a quarterly basis.

### Required Vote

The affirmative vote of the holders of a majority of the shares present in person or represented by proxy at the Annual Meeting and entitled to vote on the proposal will be required to ratify the selection of BPM LLP as Intevac's independent registered public accounting firm for the fiscal year ending December 28, 2024.

## PROPOSAL FIVE

## ADVISORY VOTE TO APPROVE EXECUTIVE COMPENSATION

As described in detail under the heading "Executive Compensation and Related Information," our NEO compensation program is designed to attract, retain, motivate and reward high-caliber executives who are critical to our success while maintaining strong and direct links between executive pay, individual performance, the Company's financial performance and performance for our stockholders.

The Company asks that you indicate your support for its executive compensation policies and practices as described in the section of this proxy statement titled "Executive Compensation and Related Information." This proposal is required by Section 14A of the Exchange Act and is commonly known as a "say-on-pay" proposal. We currently hold "say-on-pay" votes annually.

The vote is not intended to address any specific item of compensation, but rather the overall compensation of our NEOs and the philosophy, policies and practices described in this proxy statement. The vote is advisory and not binding on Intevac or the Board. However, the Board will review the voting results and take them into consideration when making future decisions regarding executive compensation.

Accordingly, we ask our stockholders to vote "FOR" the following resolution at the Annual Meeting:

"RESOLVED, that the Company's stockholders approve, on a non-binding, advisory basis, the compensation of the Company's named executive officers, as disclosed in the Company's Proxy Statement for the 2024 Annual Meeting of Stockholders pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Executive Compensation and Related Information, the tabular disclosure regarding such compensation and the accompanying narrative disclosure."

***The Board unanimously recommends a vote "FOR" the approval, on a non-binding, advisory basis, of the compensation of the Company's NEOs.***

### Required Vote

The affirmative vote of the holders of a majority of the shares present in person or represented by proxy at the Annual Meeting and entitled to vote on the proposal will be required to approve, on a non-binding, advisory basis, the compensation of the Company's NEOs.

# CORPORATE GOVERNANCE MATTERS

## Code of Business Conduct and Ethics

We have adopted a Code of Business Conduct and Ethics that applies to all of our employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions. We have also adopted a Director Code of Ethics that applies to all of our directors. You can find both our Code of Business Conduct and Ethics and our Director Code of Ethics on our website at www.intevac.com. We post on our website any amendments to the Code of Business Conduct and Ethics and the Director Code of Ethics, as well as any waivers, that are required to be disclosed by the rules of either the Securities and Exchange Commission or Nasdaq.

## Corporate Governance Guidelines

We have adopted Corporate Governance Guidelines and periodically update them. The guidelines address, among other things, director qualifications, the structure and composition of the Board and its committees, director responsibilities, and director continuing education. The guidelines are posted on our website at www.intevac.com.

## Environment, Social and Governance

We are committed to being a responsible corporate citizen in advancing environmental, social and governance initiatives. We endeavor to protect the environment by conserving energy and material resources. Our social commitment is reflected through our employees, talent acquisition programs and our corporate culture. We endeavor to create a culture of innovation and inspiration where employees feel a strong sense of community and collective pride in the Company's success. With respect to governance, our strong corporate governance policies are noted throughout this proxy statement. Our Audit Committee oversees our environmental, social and governance activities and programs.

### *Environment*

We are committed to operating our business sustainably, recognizing our environmental responsibility to our customers, stockholders, suppliers, employees and society at large. We strive to act in an environmentally responsible manner by promoting and managing recycling programs to reduce waste in our offices, retrofitting our office spaces for energy efficiency, using energy efficient lighting, enabling our employees to work from home, as well as promoting video conferencing to reduce work-related travel. We recognize that this is a constant commitment, and we endeavor to improve the environmental sustainability of our operations continually.

### *Social*

We recognize that our employees and other key stakeholders are vital to our success. Our organizational culture is open, interactive and team-oriented. We strive to advance diversity and inclusion through various talent acquisition programs to attract, retain and develop a diverse, highly-skilled work force. Particularly, we are committed to equal opportunity employment and strive to reflect the diversity of the communities where we do business. We invest in building diverse talent pools and providing training to improve skill levels, where appropriate.

We are committed to fair and decent workplace values and treating our employee and non-employee workers with dignity, fairness and respect. Elements of this philosophy are:

- Fair and Transparent Business Ethics: Pursuant to our Code of Business Conduct and Ethics, we strive to ensure that all of our employees and those acting on our behalf are aware of the standards of ethical behavior and integrity that are expected of them in their business dealings with us to ensure, among other things, the ethical handling of actual or apparent conflicts of interest, compliance with applicable governmental laws, rules and regulations, and accountability for adherence to the code.

- Non-Discrimination: We uphold a strict policy of non-discrimination in the workplace, including ensuring a workplace that is free of harassment. We do not engage in any forms of discrimination based on race, color, age, gender, sexual orientation, gender identity and expression, ethnicity or national origin, disability, pregnancy, religion, political affiliation, veteran status, protected genetic information or marital status in our hiring and employment practices, including wages, promotions, rewards and access to training. All of our employees are provided with reasonable accommodations for exercising their religious practices.

- Compliance with Labor Laws: We are committed to upholding for our employees and suppliers all relevant labor laws in our countries of operation.

- Human Rights: We are committed to protecting human rights and conducting business in an ethical and responsible manner. Our commitment to human rights is detailed in our Human Rights Statement of Principles and various other company policies and statements, including our Code of Business Conduct and Ethics, Director Code of Ethics and Corporate Sustainability Statement, all of which are available in the corporate governance section of our website. These policies and statements formalize our policies for training and accountability encompassing our global workforce, along with the enforcement mechanisms for any non-compliance.

- Employee Safety: We are also committed to a respectful work environment free of physical and verbal harassment. We work to minimize the risks associated with the tasks our employees perform, and we take our responsibility for our employees' health and safety very seriously. We work to identify, assess and prepare for any emergency situation in order to minimize impact to our employees and improve response times.

## Community Involvement

We recognize and welcome our obligation to be a responsible member of our community. We strive to align with employees on initiatives that matter most. Initiatives have included fund-raising for cancer research, military outreach, food drives, family giving trees, and school back packs for local children's charities. Our employees are committed to making a difference in the community by actively volunteering and fundraising for many charities.

## Human Capital Management

Company culture is critical to our business and long-term success. Our engagement with our employees, as well as the reward principles we apply to compensation and promotion decisions and our various talent development initiatives, reinforce our commitment to a positive company culture. We conduct employee surveys to provide on-going feedback on how we are doing against our commitment to treat all employees fairly and provide equal opportunity in an environment free of discrimination. Our Board periodically reviews management succession. More broadly, the Board is regularly updated and consulted on key talent hires, as well as the Company's human capital strategy. This strategy is continuously refined based on business initiatives and the overall environment for talent in the United States, Singapore and China.

## Cybersecurity

We take various measures to ensure the integrity of our systems, including implementation of security controls and regular training of our employees with respect to measures we can take to thwart cybersecurity attacks. While the full Board has the ultimate oversight responsibility for risk management, our Audit Committee reviews our risk management processes relating to cybersecurity on a regular basis. Further, all of our employees are trained at least annually on our information security procedures.

## Independence of the Board

The Board has determined that, with the exception of Mr. Hunton, all of its members are "independent directors" as that term is defined in the listing standards of Nasdaq.

## Board Meetings and Committees

During 2023, the Board held a total of 6 meetings (including regularly scheduled and special meetings) and also took certain actions by written consent. All members of the Board during fiscal 2023 attended at least seventy-five percent of the aggregate of the total number of meetings of the Board held during the fiscal year and the total number of meetings held by all committees of the Board on which each such director served (based on the time that each member served on the Board and the committees). The Board has an Audit Committee, a Human Capital Committee and a Nominating and Governance Committee.

### *Audit Committee*

The Audit Committee, which has been established in accordance with Section 3(a)(58)(A) of the Exchange Act, currently consists of Ms. Hayes (chair), Mr. Barber, and Mr. Dury, each of whom is "independent" as such term is defined for audit committee members by the rules of the SEC and Nasdaq listing standards. The Board has determined that Ms. Hayes, Mr. Barber and Mr. Dury are each "audit committee financial experts" as defined under the rules of the SEC and are "financially sophisticated" for purposes of the Nasdaq listing standards. The Audit Committee met 8 times during 2023.

The Audit Committee is responsible for:

- Appointing, approving the compensation of, and assessing the independence of our independent registered public accounting firm;

- Overseeing our accounting and financial reporting processes and audits of our financial statements;

- Overseeing the work of our independent registered public accounting firm, including through the receipt and consideration of reports from such firm;

- Reviewing and discussing with management and the independent registered public accounting firm our annual and quarterly financial statements and related disclosures;

- Monitoring our internal controls over financial reporting, disclosure controls and procedures, and Code of Business Conduct and Ethics;

- Reviewing our risk-management policies, data security programs and procedures as well as monitoring cybersecurity risks and the Company's compliance with its data privacy obligations;

- Establishing policies and procedures for the receipt and resolution of accounting-related complaints and concerns;

- Meeting independently with our independent registered public accounting firm and management;

- Reviewing and approving or ratifying any related-person transactions;

- Preparing the report that the rules of the SEC require be included in this proxy statement;

- Periodically providing the Board with the results of its monitoring and recommendations derived therefrom;

- Oversight of our environmental, social and governance, or "ESG," programs; and

- Providing to the Board additional information and materials as it deems necessary to make the Board aware of significant financial matters that require the attention of the Board.

The Audit Committee has adopted a written charter approved by the Board, which is available on Intevac's website at www.intevac.com under "Investors — Corporate Governance."

The Audit Committee Report is included in this proxy statement on page 66.

### *Human Capital Committee*

The Human Capital Committee (formerly the Compensation Committee) currently consists of Mr. Barber (chair), Ms. Hayes, and Ms. Klein, each of whom is (i) "independent" as such term is defined by the Nasdaq listing standards and the rules of the SEC and (ii) is a "non-employee director," as defined in Rule 16b-3 promulgated under the Exchange Act. The Human Capital Committee met 4 times during 2023.

The Human Capital Committee is responsible for:

- Overseeing the entirety of our compensation and benefit policies, plans and programs;

- Overseeing the annual report on executive compensation for inclusion in our proxy statement;

- Annually reviewing and approving corporate goals and objectives used to set Chief Executive Officer compensation, and reviewing the performance of the Chief Executive Officer relative to such goals and objectives;

- Making recommendations to our Board with respect to our Chief Executive Officer's compensation;

- Reviewing and approving, or making recommendations to our Board with respect to, the compensation of our other executive officers;

- Overseeing the evaluation of the competitiveness of the compensation of our senior executives;

- Administering our equity incentive plans, including approving equity awards granted to employees, overseeing the Company's annual equity budget and monitoring equity metrics and performance relative to that of our peer group and the market;

- Overseeing and administering our short and long-term incentive programs;

- Reviewing and making recommendations to our Board with respect to director compensation;

- Reviewing, approving and recommending our "Compensation Discussion and Analysis" disclosure for inclusion in our annual report on Form 10-K or annual proxy statement, to the extent required by SEC rules;

- Overseeing executive succession planning; and

- Reviewing employee engagement and how diversity, equity, and inclusion are a part of the workplace and culture at the Company.

See "Executive Compensation — Compensation Discussion and Analysis" and "Executive Compensation — Compensation of Directors" below for a description of Intevac's processes and procedures for the consideration and determination of executive and director compensation.

The Human Capital Committee has adopted a written charter approved by the Board, a copy of which is available on Intevac's website at www.intevac.com under "Investors — Corporate Governance."


### *Nominating and Governance Committee*

The Nominating and Governance Committee currently consists of Mr. Dury (chair) and Ms. Klein, each of whom is "independent" as such term is defined by the Nasdaq listing standards. The Nominating and Governance Committee met 2 times during 2023.

The primary focus of the Nominating and Governance Committee is on the broad range of issues surrounding the composition and operation of the Board. The Nominating and Governance Committee provides assistance to the Board, the Chairman and the CEO in the areas of membership selection, committee selection and rotation practices, evaluation of the overall effectiveness of the Board, and review and consideration of developments in corporate governance practices. The Nominating and Governance Committee's goal is to ensure that the composition, practices, and operation of the Board contribute to value creation and effective representation of Intevac stockholders.

The Nominating and Governance Committee will consider recommendations of candidates for the Board submitted by the stockholders of Intevac; for more information, see "Policy Regarding Board Nominees" below.

The Nominating and Governance Committee is responsible for:

- Identifying individuals qualified to become members of our Board;

- Recommending to our Board of Directors the persons to be nominated for election as directors and to each Board committee;

- Reviewing and making recommendations to our Board with respect to management succession planning;

- Developing and recommending corporate governance principles to our Board; and

- Overseeing an annual evaluation of our Board.

The Nominating and Governance Committee has adopted a written charter approved by the Board, a copy of which is available on Intevac's website at www.intevac.com under "Investors — Corporate Governance."


### Attendance at Annual Stockholder Meetings by the Board

We encourage members of the Board to attend the annual meeting of stockholders, but do not have a policy requiring attendance. All of our then current directors attended our 2023 annual meeting of stockholders.

**Board Leadership Structure**

Our Company is led by Mr. Hunton, our CEO. Mr. Dury, who was formerly our lead independent director, currently serves as the Chairman of our Board. The Company believes the stockholders are best served by this structure, which provides us with a dynamic leader and a strong independent voice.

As further discussed above under "Board Meetings and Committees", the Board has three standing committees — Audit Committee, Human Capital Committee, and Nominating and Governance Committee. Each of the Board committees is comprised solely of independent directors, with each of the three committees having a separate chair. In accordance with our corporate governance guidelines, our non-employee directors meet regularly in an executive session without members of management present. We also have a mechanism for stockholders to communicate directly with independent directors as a group or with any individual director. See "Contacting the Board" below.

Our directors bring a broad range of leadership experience to the Board and regularly contribute to the oversight of the Company's business and affairs. We believe that all Board members are well engaged in their responsibilities and that all Board members express their views and consider the opinions expressed by other directors. On an annual basis as part of our governance review, the Board (led by the Nominating and Governance Committee) evaluates our leadership structure to ensure that it remains the optimal structure for the Company and its stockholders.

We believe that our leadership structure has been effective for the Company. We believe that having an independent chairman and independent chairs for each of our Board committees provides the right amount of independence for the Company. We have a strong leader and independent chairman, and oversight of Company operations by experienced independent directors who have appointed committee chairs.

**Lead Independent Director**

If we have a chairman of the board that is not an independent director in the future, the Board will appoint a lead independent director to schedule and chair meetings of the independent directors and execute any other duties that the independent directors designate.

**Policy Regarding Board Nominees**

The Nominating and Governance Committee will consider recommendations for candidates to the Board from stockholders. Stockholder recommendations of candidates for election to the Board should be directed in writing to: Intevac, Inc., 3560 Bassett Street, Santa Clara, California, 95054, and must include the candidate's name, home and business contact information, detailed biographical data and qualifications, information regarding any relationships between the candidate and the Company within the last three years, and evidence of the nominating person's ownership of Company stock. Stockholder nominations to the Board must also meet the requirements set forth in the Company's Bylaws. The Nominating and Governance Committee also reviews materials provided by professional search firms and other parties in connection with a nominee who is not proposed by a stockholder. In evaluating such nominations, the Nominating and Governance Committee seeks to achieve a balance of knowledge, experience and capability on the Board.

The Nominating and Governance Committee's criteria and process for identifying and evaluating the candidates that it selects, or recommends to the full Board for selection, as director nominees are as follows:

• The Nominating and Governance Committee regularly reviews the composition, size and effectiveness of the Board.

• In its evaluation of director candidates, including the members of the Board eligible for reelection, the Nominating and Governance Committee seeks to achieve a balance of knowledge, experience and capability on the Board and considers (1) the current size and composition of the Board and the needs of the Board and the respective committees of the Board, (2) such factors as issues of character, judgment, diversity, age, expertise, business experience, length of service, independence, other commitments and the like, (3) the relevance of the candidate's skills and experience to our business and (4) such other factors as the Nominating and Governance Committee may consider appropriate.

• While the Nominating and Governance Committee has not established specific minimum qualifications for director candidates, the Nominating and Governance Committee believes that candidates and nominees must reflect a Board that is comprised of directors who (1) are predominantly independent, (2) are of high integrity, (3) have broad, business-related knowledge and experience at the policy-making level in business, government or technology, including an understanding of our industry and our business in particular, (4) have qualifications that will increase overall Board effectiveness and (5) meet other requirements that may be required by applicable rules, such as financial literacy or financial expertise with respect to Audit Committee members.

- The Board will nominate for election or reelection only those candidates who agree to tender, promptly following such candidate's election or reelection, an irrevocable resignation effective upon (1) such candidate's failure to receive the required vote for election at the next meeting at which they would stand for election and (2) acceptance of such resignation by the Board. In addition, the Board will fill director vacancies and new directorships only with candidates who agree to tender the same form of resignation promptly following their election to the Board.

- With regard to candidates who are properly recommended by stockholders or by other means, the Nominating and Governance Committee will review the qualifications of any such candidate, which review may, in the Nominating and Governance Committee's discretion, include interviewing references for the candidate, direct interviews with the candidate, or other actions that the committee deems necessary or proper.

- In evaluating and identifying candidates, the Nominating and Governance Committee has the authority to retain or terminate any third party search firm used to identify director candidates, and has the authority to approve the fees and retention terms of any search firm.

- The Nominating and Governance Committee will apply these same principles when evaluating Board candidates who may be elected initially by the full Board to fill vacancies or to expand the Board prior to the annual meeting of stockholders at which directors are elected.

- After completing its review and evaluation of director candidates, the Nominating and Governance Committee selects, or recommends to the full Board for selection, the director nominees.

- The Nominating and Governance Committee, after considering all factors, will decide whether or not to nominate and recommend a nominee to the full Board.

**Director Qualifications and Review of Director Nominees**

The Nominating and Governance Committee makes recommendations to the Board regarding the size and composition of the Board. The Committee reviews annually with the Board the composition of the Board as a whole. The Committee is responsible for ensuring that the composition of the Board accurately reflects the needs of the Company's business and, in furtherance of this goal, proposing the addition of members and the necessary resignation of members for purposes of obtaining the appropriate members and skills. The specific qualifications of each director are set forth along with their biographical information under "Business Experience and Qualifications of Nominees for Election as Directors" starting on page 9 of this proxy statement.

Intevac does not maintain a formal diversity policy with respect to its Board. As noted above, however, Intevac does consider diversity to be a relevant consideration, among others, in the process of evaluating and identifying director candidates. Intevac believes each director brings a strong and unique background and set of skills to the Board that contributes to the Board's competence and experience in a wide variety of areas. When identifying director candidates, we take into account the present and future needs of the Board and the committees of the Board. For instance, depending on the composition of the Board at a given time, a candidate capable of meeting the requirements of an audit committee financial expert might be a more attractive candidate than a candidate with significantly more technology industry expertise, or vice versa. We also consider the character, judgment and integrity of director candidates, which we evaluate through reference checks, background verification and reputation in the business community. We believe all of our directors to be of high character, good judgment and integrity. Our principal goal with respect to director qualifications is to seat directors who are able to increase the overall effectiveness of the Board and increase stockholder value. The Nominating and Governance Committee and the Board are currently examining ways to enhance the representation of individuals from underrepresented communities on the Board.

**Contacting the Board**

Any stockholder who desires to contact our Chairman of the Board or the other members of our Board may do so by writing to: Board of Directors, c/o the Nominating and Governance Committee Chair, Intevac, Inc., 3560 Bassett Street, Santa Clara, California, 95054. Communications received by the Nominating and Governance Committee Chair will be communicated to the Chairman of the Board or the other members of the Board as appropriate depending on the facts and circumstances outlined in the communication received.

**Risk Assessment**

Our Board is responsible for overseeing enterprise risk in general, while our Audit Committee is responsible for overseeing risk management of financial matters and the adequacy of our risk-related internal controls and our Human Capital Committee oversees risk related to compensation policies. Both the Audit and Human Capital Committees report their findings to the full Board. In addition, at each of its regularly scheduled meetings, the Board discusses the risks that we are currently facing. We believe that our directors provide effective oversight of the risk management function.

The full Board oversees assessment of major risks facing Intevac, determining the extent to which such risks are applicable and, to the extent the Board deems it appropriate, evaluating mitigation measures. The risks that the Board routinely considers relate to financial, strategic, regulatory, competitive, reputational, and operational risks.

The full Board oversees risk management by the CEO and our senior management team, by reviewing major financial objectives, critical strategies, and long-term plans, including allocation of capital, significant proposed business acquisitions and divestitures, operating performance, and stockholder returns.

Our senior management team has developed a comprehensive strategic planning and enterprise risk management process for identifying, assessing, and managing risk. Through this process, we identify key risks through an annual corporate-level risk mapping exercise, which involves the CEO and other members of Intevac senior management. From time to time, the process also includes facilitated workshops with Intevac executives.

Our executive leadership team oversees this risk identification process and monitors the implementation of mitigation processes. Our executive leadership team updates the Board at least annually as risks that could impact the implementation of the Company's strategy are identified or evolve.

**Compensation Consultant**

The Human Capital Committee has engaged Aon's Human Capital Solutions practice, a division of Aon plc to provide independent advice and recommendations on the amount and form of executive and director compensation. In 2023, the cost of Aon's consulting services directly related to Human Capital Committee support was approximately $218,000. In addition, in 2023, our human resources department participated in various human resources and compensation surveys and obtained general benchmarking survey data from Aon at a cost of approximately $17,000 and engaged Aon to provide valuation services for our PRSU awards and provide advisory services regarding the Pay Versus Performance disclosure included in this proxy statement at a cost of $38,000. The decision to engage the compensation consultant or its affiliates for these other services was made by management.

# EXECUTIVE COMPENSATION AND RELATED INFORMATION

## Named Executive Officer Compensation Overview

The following Named Executive Officer Compensation Overview ("NEO Compensation Overview") describes the philosophy, objectives and structure of our executive compensation program for fiscal year 2023 (the year ended December 30, 2023). This NEO Compensation Overview is intended to be read in conjunction with the tables following this section, which provide further historical compensation information for our named executive officers ("NEOs") as identified below. The Company is a smaller reporting company ("SRC") under the rules promulgated by the SEC and, as a result, the Company has fewer NEOs than a non-SRC. Under the SEC rules and regulations related to SRCs, Messrs. Hunton, Soulsby, and Dickinson, each of whom was an executive officer at the end of the fiscal year, and Mr. Moniz, who was no longer serving as an executive officer at the end of the fiscal year, were the Company's NEOs for fiscal year 2023.

| NAME OF NEO | POSITION |
| --- | --- |
| **NIGEL HUNTON** . . . . . . . . . . . . . . . . | President and Chief Executive Officer |
| **KEVIN SOULSBY** . . . . . . . . . . . . . . . | Interim Chief Financial Officer |
| **JOHN DICKINSON** . . . . . . . . . . . . . . | Vice President of Operations |
| **JAMES MONIZ \*** . . . . . . . . . . . . . . . . | Former Executive Vice President and Chief Financial Officer |

\* Mr. Moniz retired from Intevac on August 4, 2023.

This NEO Compensation Overview is not required to be included in this proxy statement under the scaled disclosure requirements applicable to SRCs. However, we have chosen to include this section to provide our stockholders with robust information regarding the NEO compensation decisions made for fiscal year 2023 and to outline the reasoning behind these decisions. The tables following this NEO Compensation Overview reflect the scaled disclosure available to SRCs.

## Executive Summary

We reported strong financial performance for fiscal year 2023 despite broad market challenges and an unprecedented order cancelation in the middle of the year. Fiscal 2023 financial results included $53 million in revenues representing very strong growth of 47% year-over-year and all-time record sales of our hard disk drive (HDD) tool upgrades on our industry-leading 200 Lean® flagship system, 38% gross margins, and $72 million in total cash, cash equivalents, restricted cash, and investments at year end. The 2023 revenue ramp demonstrates our operational agility, and our ability to execute to meet customer timelines for Heat-assisted magnetic recording (HAMR) upgrades. Even more importantly, Intevac has emerged as the enabling technology partner for the adoption of HAMR, and our revenue results in 2023 demonstrate that we are a direct beneficiary of the HDD media technology upgrade initiatives currently underway. In fiscal 2023, we successfully completed our TRIO™ development program and achieved qualification of our initial TRIO system under a joint development agreement with a leading provider of glass and glass ceramic materials, adding a significant new revenue opportunity in the consumer electronics display industry. We see TRIO as having enormous potential, with an estimated $1 billion dollar served market, and we believe that the achievements in 2023 are key steps forward in our plan to diversify and grow our product portfolio and customer base and to be a technology innovator and leader in this market segment. We continue to maintain a strong balance sheet as we make the necessary investments for transformational growth ahead.

We must continue to be focused strategically, as our business will continue to face rapidly changing technology, improved customer requirements and intense competition for products and talent which will influence our strategic priorities, areas of investments, revenue growth and cash flow.

**How Our Recent Performance Has Affected Pay**



- Years 2019-2021 represent our former chief executive officer's compensation. Years 2022 and 2023 represent Mr. Hunton's compensation. Mr. Hunton's 2022 compensation includes his new hire package which included specific provisions to recruit him to the Company and does not reflect ongoing annual compensation levels.

- The 2023 PRSU awards for Mr. Hunton are presented at target.

Our plans, and our pay levels, reflect our performance. Our stock price performance and other recent operational challenges have underscored the fact that our pay program has properly aligned executive pay and performance, in both the short-term and the longer-term.

*2023 Pay Decisions and Outcomes*

In 2023, the Human Capital Committee worked diligently with management to make prudent decisions with regards to our executive compensation throughout the year. The key decisions and outcomes included:

- **Strong Ties of Pay to Performance**: In 2023, performance-based restricted stock units ("PRSUs") made up approximately 60% of the long-term equity awards granted to our CEO, demonstrating our continued commitment to a pay-for-performance compensation model. In addition, for both our CEO and Mr. Dickinson, there were no salary increases for 2023. The overall at risk 2023 compensation was approximately 73% for our CEO and approximately 50% (on average) for our other NEOs.

- **Enhanced Performance-based Equity Program**: In 2023, Messrs. Hunton and Dickinson received awards of PRSUs that are eligible to be earned based on achievement of five strategic goals during a three-year performance period. The PRSUs will vest, if at all, in five possible tranches and only if the applicable strategic goal is achieved within the performance period. Each tranche is only eligible to be achieved once during the performance period.

- **Mid-Year Decrease to CEO Target Equity Values**: In February 2023, the Human Capital Committee recommended to the Board, and the Board approved, that the CEO would receive in May 2023 grants of PRSUs and restricted stock units ("RSUs") with an aggregate grant date value at target performance of approximately $1.3 million. In light of business conditions and the decline of Company stock value, in May 2023, before the effective date of the award grants, the Human Capital Committee recommended, and the Board approved, that the lower stock price not be utilized in redenominating the awards, which resulted in a decrease in the aggregate grant date value at target (and resulting maximum payout) of the pending awards by approximately 30%, to an aggregate grant date value at target performance of $905,000.

- **Focus on Shared Goals**: For 2023, the Human Capital Committee determined that the metrics applicable to Messrs. Dickinson, Moniz, and Soulsby and certain other non-NEO executives' annual incentive plan ("AIP") bonuses would best serve stockholder interests and further the Company's overarching business goals for the year if those goals were shared, rather than having functional or individual goals as are present for others within the AIP. As a result, each of these NEOs (and certain non-NEO executives) had 50% of their AIP metrics weighted toward Company financial goals, and the other 50% based on strategic goals. Payouts were based on performance outcomes and paid out below target, ranging from 12.8% to 32.7%.

- **Impact on 2023 Compensation**: Overall compensation levels for 2023 reflect these actions and declined from the prior year for the CEO and other NEOs serving in the roles during this time, based on the lack of salary increases, below-target payout for our annual incentive plan and the reduction in target equity values.

**Say-on-Pay Vote**

The Board and the Human Capital Committee continually evaluate our compensation policies and practices. As part of that process, the Board and the Human Capital Committee consider the results of our annual advisory vote on executive compensation, commonly known as the "say-on-pay" vote. At our 2023 Annual Meeting, we were disappointed that only approximately 58% of the votes (including abstentions) were cast in support of the say-on-pay proposal. While the "say-on-pay" vote is non-binding, the Human Capital Committee pays close attention to these results, and strongly considered them when assessing whether there was a need for modification or enhancement of our 2024 executive compensation program. While the Board and the Human Capital Committee generally believe that our existing executive compensation program properly encourages and rewards the achievement of financial results that promote long-term stockholder value creation and is appropriate for a company of our size and in our industry, they have nevertheless taken several meaningful steps toward addressing the most common concerns expressed by our stockholders and the proxy advisory firms. The Company continues to strongly believe that the compensation decisions on which the 2023 say-on-pay vote was based were necessary to retain our talented executive team and reward them for their outstanding efforts.

**Stockholder Engagement**

Following the results of our say-on-pay vote at the 2023 Annual Meeting, in the fall of 2023 we conducted a more extensive outreach initiative directed at our top 18 institutional investors, representing approximately 63% of our outstanding shares. We ultimately spoke with four investors (a fifth call was scheduled but ultimately did not occur) representing approximately 12% of our outstanding shares. Our stockholder outreach efforts were led by the Chairman of the Human Capital Committee, the Chairman of the Board and the Director of Human Resources and Information Technology.

Despite the limited number of discussions we held, the feedback was valuable to the Human Capital Committee. The profile of the investors we spoke with varied and so did the feedback we received during these discussions. The most common topic was the alignment of pay with Company performance. Key elements of feedback received, and actions taken for 2024 are summarized as follows:

| Topic | Feedback Received | Actions Taken by Intevac |
|---|---|---|
| Incentives | Increase the depth of alignment of goals and objectives from the CEO downward into the organization. | • The 2024 Annual Incentive Plan ("AIP") further unifies consistent metrics for our CEO and NEOs. |
| | Focus on incentivizing long-term financial performance growth and strategic objectives achievements. | • The 2024 PRSU program rewards achievement of three year growth targets for key financial metrics. |
| | Align Long Term Incentive ("LTI") design to facilitate appropriate outcomes over time aligned with strategic changes. | • The cash and PRSU plans contain capped payouts to control overall compensation delivered and have either a threshold of minimum performance in order to receive any payout or a binary manner in which vesting is considered achieved. |
| | | • Performance equity represents approximately 60% of the overall grant for the CEO. |

| Topic | Feedback Received | Actions Taken by Intevac |
|---|---|---|
| One-time awards | Belief that one-time awards should be infrequent, and when used, have a clear and transparent rationale disclosed. | • We typically do not provide one-time awards to our NEOs. The Human Capital Committee believes that one-time awards should be used infrequently and in exceptional circumstances to achieve business objectives beyond what could be achieved through annual performance year compensation. |
| Clawback policy | Maintain a clawback policy. | • In November 2023, the Human Capital Committee approved the Company's Compensation Recovery Policy, in accordance with SEC and Nasdaq requirements. |
| Disclosure enhancements | Provide greater context and rationale in the proxy. | • We continue to look for ways to improve our disclosure including outlining the goals, performance against goals, and the design of the PRSUs to align key metrics with our strategy. |

We also had numerous conversations with stockholders and investment analysts as part of our normal investor relations activities. For the investors we spoke to as part of our annual outreach, they understood and supported our overall executive compensation program design. Our compensation policies and decisions continue to be focused on financial performance and aligning the interests of executives with the interests of stockholders. However, we have strongly considered last year's say-on-pay voting result and the feedback received through our stockholder engagement in compensation decisions surrounding our 2024 compensation program.

*Compensation Program Highlights*

The Human Capital Committee has structured our executive compensation program to ensure that our NEOs are compensated in a manner consistent with stockholder interests, competitive pay practices and applicable requirements of regulatory bodies. The following are important features of the design and operation of our executive compensation program:

| Element | Performance Period | Objective | Performance Measured/Rewarded |
|---|---|---|---|
| Base Salary | Annual | Recognizes an individual's role and responsibilities and serves as an important retention vehicle. | • Reviewed annually and set based on market competitiveness, individual performance and internal equity considerations. |
| Annual Bonus | Annual | Rewards achievement of annual financial objectives and individual performance goals. | • Corporate financial performance<br>• Individual performance goals for our CEO and a set of shared strategic goals for our other NEOs |
| Time-based Restricted Stock Units ("RSUs") | Long-Term | Aligns the interests of management and stockholders and serves as an important retention vehicle. | • Typically vest 1/3 at first anniversary and then equal quarterly thereafter over the following 2 years based on continued service. |
| Performance-based RSUs ("PRSUs") | Long-Term | Aligns the interests of management and stockholders, rewarding key contributors for significant stock price appreciation and the creation of stockholder value. | • Granted in 2023 to Messrs. Hunton and Dickinson, the PRSUs were issued with five tranches, each with a three-year performance period.<br>• The PRSUs are eligible to be earned based on achievement of certain strategic performance goals surrounding our TRIO product.<br>• PRSUs represent approximately 60% of the overall target value of Mr. Hunton's and Mr. Dickinson's 2023 equity grants. |

*2023 Target Pay Mix*

Our executive compensation program is predominantly performance-based including short-term cash incentives that are tied to specific business goals and the performance-based equity grants tied to company-wide performance goals that are preset and cover a three-year performance period. We also consider RSUs as at risk such that their value is specifically tied to stock price performance. While, when compared to 2022, the amount of at risk compensation decreased for both the CEO and other NEOs, this was due to a slight increase to base salaries of all individuals coupled with a normalization of CEO compensation (considering the 2022 CEO New Hire Compensation Package) and lower equity grant date values due to the decline in price in 2023 at the time of the May 2023 grant. The decision to not resize the CEO's grant based on the decline in price was done with an overall commitment to balancing the grant amounts with the dilution that our shareholders can experience. As an executive's ability to impact operational performance increases, so does the proportion of his or her at risk compensation. Target long-term incentive compensation grows proportionately as job responsibilities increase, which encourages our officers to focus on the Company's long-term success and aligns with the long-term interests of our stockholders. The graphics below illustrate the mix of fixed, annual and long-term target incentive compensation we provided to our CEO and other NEOs for 2023. At risk

compensation for the CEO was approximately 73% in 2023 and the average at risk compensation for the other NEOs was approximately 50% in 2023:


CEO
Base
27%
AIP
27%
RSUs
18%
PRSUs(a)
28%
At-Risk 73%
Other NEOs
Base
50%
AIP
31%
RSUs(b)
11%
PRSUs(a,b)
9%
At-Risk 50%

(a) PRSUs based upon target value
(b) In the year of his retirement Mr. Moniz did not receive a stock grant

**Compensation Governance**

The Human Capital Committee regularly reviews and incorporates best practices in executive compensation to competitively pay our executives while ensuring alignment of management and stockholder interests. Some highlights include:

- Pay-for-performance philosophy and culture
- Compensation mix of base salary, short-term and long-term incentives provides a variety of time horizons to balance our near-term and long-term strategic goals
- Anti-hedging policies (contained within the Insider Trading Policy) which, among other things, prohibits insiders from short sales of Intevac common stock
- Responsible use of shares under our long-term incentive program, balancing the attraction, retention and motivation of key Intevac talent with the interests of the shareholders
- No supplemental executive retirement plans
- No perquisites
- Adoption of an expanded compensation clawback policy (contained within the Compensation Recovery Policy)
- Addition of share ownership guidelines for the CEO

**Elements of Fiscal 2024 Compensation**

The table below lays out the fiscal 2024 compensation elements for all NEOs, which reflects decisions made by the Human Capital Committee after consideration of the 2023 say-on-pay vote results and information gathered through our stockholder outreach efforts in 2023:

| | Element | Description | Performance Measured/Rewarded |
|---|---|---|---|
| Cash Policy | Salary | Values correspond to experience and job scope | • Provides competitive fixed pay to attract, motivate and retain employees. |
| | Annual Incentive Plan (AIP) | Annual payout tied to performance against pre-determined metrics and goals across a one-year performance period<br><br>For fiscal 2024, the metrics for Messrs. Hunton, Soulsby and Dickinson include:<br><br>• 50% financial objectives<br><br>  ○ 25% Net Revenue<br><br>  ○ 25% Operating Income<br><br>  ○ 50% Cash and Investments Balance<br><br>• 50% Strategic Operating Performance Objectives<br><br>  ○ 50% - TRIO product cost reduction<br><br>  ○ 25% Diversification – Number of new TRIO<br>customers that purchase TRIO tools.<br><br>  ○ 25% Growth – Number of TRIO tool orders<br><br>Payouts range from 0%-200% of a pre-determined target value | • Incentivizes achievement of key annual objectives on a company-wide basis, driving progress towards achievement of long-term initiatives |
| Equity Policy | PRSUs | 60% of all annual equity awards (for Messrs. Hunton and Dickinson)<br><br>For the fiscal 2024-2027 performance period, payouts are tied to performance against pre-determined rigorous and meaningful goals across a three-year performance period<br><br>Payouts range from 0%-200% of a pre-determined target value | • Rewards for achievement of three year growth targets for key financial metrics<br><br>• Aligns NEOs' interest with long-term shareholder value creation |
| | RSUs | 40% of all annual equity awards (for Messrs. Hunton and Dickinson)<br><br>Restricted stock units vest over three years (1/3 at first anniversary and then quarterly thereafter over the following 2 years based on continued service) | • Aligns NEOs' interest with long-term shareholder value creation<br><br>Encourages executive retention |

**Executive Compensation Philosophy and Objectives**

Our compensation structure is designed to attract, retain, motivate, and reward high-performing executives. The guiding principles of our executive compensation plan are as follows:

- Provide a total compensation opportunity that is competitive with our peer group, but that also considers the need to compete for talent with much larger equipment and imaging companies.

- Align compensation with the Company's performance by:

    - Providing a significant portion of total compensation in the form of a performance-based annual bonus dependent on each executive's performance relative to predetermined financial and other strategic objectives set at the beginning of each fiscal year. Providing performance-based annual cash incentives remain an important part of our executive compensation approach.

    - Providing long-term, significant equity incentives. In 2023, these incentives were in the form of a combination of PRSUs and time-based RSUs, in order to retain those individuals with the leadership abilities necessary for increasing long-term stockholder value while aligning the interests of our NEOs with those of our long-term stockholders.

    - Our 2023 PRSUs contain a three-year performance period and vest based on achievement of certain strategic goals related to our TRIO product which is core to the company's strategic transformation and growth.

- Set challenging performance goals for our NEOs and provide a short-term incentive through an incentive compensation plan that is based upon achievement of these goals.

- Hold executives accountable for company performance by delivering the majority of compensation in the form of incentive pay - both cash and equity.

- Align each executive's goals with those of other executives to encourage a team approach to problem solving.

- Provide clear guidelines for each compensation element relative to market practices (base salary, performance-based annual incentives and annual equity grants), while allowing the Human Capital Committee flexibility to make final decisions based on management recommendations (other than decisions for the CEO, which are made by the independent members of the Board), and other factors such as performance, experience, contribution to business success and retention needs.

**Compensation Determination Process**

**Role of the Human Capital Committee**

The Human Capital Committee oversees, reviews and approves the compensation and benefit policies, plans and programs for the entire Company, including our NEOs. The Human Capital Committee develops goals and objectives for the CEO and reviews his performance relative to his established goals and objectives. The Human Capital Committee reviewed with Mr. Hunton and approved the principal elements of compensation for the NEOs (other than Mr. Hunton). The Human Capital Committee also reviewed with Mr. Hunton and approved merit increases, as well as discretionary bonuses and equity grants for, non-NEO employees. The Human Capital Committee also annually reviews the compensation of the members of the Board and recommends any changes to the Board. Final approval of compensation for Mr. Hunton and the members of the Board was given by the independent members of the Board in executive session.

The Human Capital Committee also reviews and approves executive succession planning, incentive compensation plans, and equity compensation plans. The Human Capital Committee also reviews and approves, or with respect to Mr. Hunton, recommends to the Board, change in control and severance arrangements, separation agreements and transition agreements for our NEOs, which in 2023 included approval of a transition agreement with Mr. Moniz and a change in control agreement with Mr. Dickinson. The Human Capital Committee considers change in control, transition and severance agreements when making determinations regarding the current pay mix and amounts. The Human Capital Committee also has oversight for and approved the Company's Director stock ownership guidelines, clawback provisions and the Company's general compensation policies to manage compensation related risk.

**Role of the CEO**

During 2023, Mr. Hunton provided recommendations to the Human Capital Committee with respect to base salary amounts, target bonus percentages, goals and objectives, bonus payments, and stock-based awards for each NEO (other than himself). For Messrs. Dickinson and Moniz, this compensation recommendation was based on market data reviewed by the Human Capital Committee and a review by Mr. Hunton of Mr. Dickinson's and Mr. Moniz's overall performance and contribution to the Company during the prior year. Mr. Hunton also recommended to the Human Capital Committee Mr. Soulsby's compensation upon his promotion to Interim Chief Financial Officer, as well as transition arrangements for Mr. Moniz and change in control severance arrangements for Mr. Dickinson. While the Human Capital Committee considered the recommendations of Mr. Hunton with respect to these elements of compensation, the Human Capital Committee independently evaluated the recommendations and made all final compensation decisions. Mr. Hunton made recommendations as to certain elements of his own compensation, but was not present for the Human Capital Committee's and the Board's deliberations on these matters, and such decisions were made solely by the independent members of the Board (without Mr. Hunton present), after recommendations were made to the Board by the Human Capital Committee.

## Role of Our Independent Advisor

The Human Capital Committee retained Aon's Human Capital Solutions practice, a division of Aon plc (otherwise known as and referred to in this proxy statement as "Aon") to assist it in evaluating 2023 executive compensation programs and to provide advice and recommendations on the amount and form of executive compensation, and the allocation of compensation across the compensation components described below. The instructions provided to Aon included assessing target compensation levels for our executives relative to market practices and evaluating the overall design of our executive compensation program. At least once annually, at the Human Capital Committee's request, Aon attends Human Capital Committee meetings. Aon reported directly to the Human Capital Committee and not to management. The Human Capital Committee assessed the independence of Aon pursuant to SEC rules and concluded that the work of Aon has not raised any conflict of interest.

## Use of a Peer Group

Executive compensation data was developed by Aon following the approval of an updated peer group. The Committee worked with Aon to develop the peer group by considering the following criteria:

Sector – semiconductor equipment, imaging, electronic equipment and instruments industries, focusing on companies that provide technology components of complex electronic or semiconductor device;

Revenue – generally between $25 million and $150 million; and

Market capitalization – generally between $50 million and $400 million.

Aon provides the Human Capital Committee with market information to understand pay practices, pay trends and the mix of pay based on their independent review of the market data based on publicly available proxy filings for the peer companies identified below (the "Peer Companies") in addition to survey data in the Aon Global Database. In the case of the data from the proxy filings of the Peer Companies, only data for the CEO and CFO positions was obtained, as these are the only two positions reported with sufficient frequency among the Peer Companies to draw meaningful conclusions on competitive pay. The market compensation levels for comparable positions were examined by Aon and the Human Capital Committee as part of the process to determine overall program design, base salary, target incentives and annual stock-based awards, including the total equity pool for allocation to all employees.

The Peer Companies we used to evaluate market compensation positioning for executives in making 2023 compensation decisions were selected in November 2022 based on the selection criteria discussed above, which the Human Capital Committee deemed relevant at that time, and resulted in the removal of one company (CVD Equipment Corporation) and two additions (Everspin Technologies Inc. and QuickLogic Corporation). As a result, the 2023 Peer Companies include the following companies:

| | |
|---|---|
| Amtech Systems, Inc. * | AstroNova, Inc. * |
| AXT Inc. * | CyberOptics Corporation * |
| eMagin* | EMCORE Corporation * |
| Everspin Technologies Inc. | GSI Technology * |
| Immersion Corporation * | In TEST Corporation * |
| Kopin Corporation * | Park Aerospace Corp. * |
| Pixelworks Inc.* | QuickLogic Corporation |
| Sono-Tek * | |

* Included in the 2022 peer group

At the time these peers were chosen, Intevac was at between the 25th and 50th percentiles for revenue and closer to the 60th percentile for market capitalization

In late 2022, Aon issued their assessment report on market trends including information on base salary, total target cash compensation (base salary plus performance-based annual cash bonus) and total target compensation (including stock-based awards) for each of Intevac's five most senior executives, including Messrs. Moniz and Dickinson, and how the company's policies aligned with common market practices. This information, in addition to the Company's 2023 business plan, strategies priorities, internal pay comparisons and retention objectives, were all considered in setting pay for 2023.

In determining executive pay for the executives of the Company, including our NEOs, the Human Capital Committee considers the competitive compensation data as provided by Aon but also considers other factors such as role criticality, competitiveness for talent, retention, future contribution and applies their best business judgment in establishing targeted pay.

For 2023, the Human Capital Committee concluded that Intevac's executive compensation:

- Was appropriate considering the available competitive data and the Company's need to retain key employees;

- Continued to provide strong incentives to management to optimize Intevac's financial performance in each year and over time;

- Provided a balanced view of external and internal pay comparisons;

- Aligned with the company's overall business strategy and cost structure; and

- Provided a balance of short-term and long-term incentives to manage overall risk for investors.

The Human Capital Committee believes that the Company's program to compensate NEOs and other employees is consistent with the intent and design of the Company's variable pay programs, which link actual pay directly to improved operating results, and result in reduced compensation in years in which financial results do not meet expectations.

## Elements of Executive Compensation

The primary components of executive compensation are:

- Base salary;

- Performance-based annual cash bonus; and

- Annual grants of long-term, equity-based incentives, which in 2023, consisted of PRSUs and time-based RSUs.

We allocate total potential and target compensation among these components based on the goals of our compensation program, including the need to offer competitive compensation and our focus on paying for performance. We also provide our executives the same benefits that we offer our other U.S. employees. These standard employee benefits include participation in our 401(k) plan and employee stock purchase plan, and health and welfare and life insurance benefits, each with the same terms and conditions available to employees.

## Base Salary

We provide our NEOs and other employees with base salary to compensate them for services rendered during the fiscal year. The purpose of base salary is to reward effective fulfillment of the assigned job responsibilities, and to reflect the position's relative value to the Company and competitiveness of the executive job market.

The Human Capital Committee approves any changes to base salaries on an annual basis. To determine any annual changes to base salary, the committee utilizes the competitive market data provided by our independent compensation consultant in addition to an assessment of each executive's responsibilities and performance against goals and objectives. These factors are evaluated at the Human Capital Committee's discretion.

### 2023 Base Salaries

2023 base salaries for the NEOs were approved by the Human Capital Committee (with the exception of Mr. Hunton, whose base salary was approved by the independent members of the Board, upon recommendation of the Human Capital Committee).

The annual base salaries for the NEOs in 2022 and 2023, were as follows:

| Executive | 2022 | 2023 |
|---|---|---|
| **Nigel Hunton** ........................................................................... | $550,000 | $550,000 |
| **Kevin Soulsby (1)** ..................................................................... | $263,000 | $312,000 |
| **John Dickinson** ....................................................................... | $325,000 | $325,000 |
| **James Moniz (2)** ...................................................................... | $360,000 | $360,000 |

(1) Mr. Soulsby was appointed Interim Chief Financial Officer on July 14, 2023. Prior to that date and in 2022 Mr. Soulsby served as the Company's Managing Director of Taxation and Risk Management on a part time basis. The change in Mr. Soulsby's pay reflects the change in role and responsibility at the Company. Mr. Soulsby was initially paid at 80% (32 hours per week) of the full-time salary ($250,000) when he assumed the interim CFO role in July 2023. He was moved to full-time in October ($312,000).

(2) Mr. Moniz retired from Intevac on August 4, 2023. Mr. Moniz did not receive a salary increase in the year of his retirement.

## Performance-based Annual Incentives

We provide the opportunity to earn performance-based annual bonuses to our NEOs and other management employees under our annual incentive plan ("AIP"), which had been suspended during 2022 and was reinstated in 2023. The objective of the AIP is to align our executive compensation with actual short-term business performance and with our strategic business objectives.

The AIP consists of two performance measures, each weighted equally:

- **Corporate Financial Performance**, which is based on Intevac's financial performance (profitability); and

- **Strategic Metrics**, which are based on each NEO's performance against goals and objectives set at the beginning of the year.

Having an incentive program which is based half on strategic performance is important in order to provide our NEOs with incentives to achieve goals and objectives which are specific to the areas in which we want them to focus their time and energy and to maximize the Company's value, as well as for retention considerations, while having half based on Company profitability focuses the NEOs on the common goal of continuing to drive overall Company performance. In the past, strategic metrics typically have been individualized to each NEO's functional area, but for 2023, in light of the strategic importance of our TRIO product, we set identical strategic goals for Messrs. Dickinson, Soulsby and Moniz, as well as certain of our other non-NEO executives, to help drive performance in this critical area. Mr. Hunton's strategic goals remained specific to areas of individual focus for him.

### Target Bonus Opportunities

Each participating NEO is assigned an annual incentive opportunity, computed by multiplying each executive's base salary times his or her Target Bonus Percentage.

Target Bonus Percentages are determined based on competitive market data, internal equity considerations, and the degree of difficulty associated with achieving performance levels. Each factor is evaluated by the Human Capital Committee based on data and input provided by management as well as our independent compensation consultant. Typically, the pay philosophy is to target annual cash compensation with reference to the 50th percentile of the peer group, with the opportunity to earn annual incentives in excess of that level based on achieving performance superior to the objectives the Human Capital Committee has determined to reward.

Mr. Hunton's, Mr. Dickinson's and Mr. Moniz's Target Bonus Percentages for 2023 were not increased from the prior year opportunity (as a percentage of base salary). Mr. Soulsby's Target Bonus Percentage was approved subsequent to his appointment as Interim Chief Financial Officer to reflect the increase in the role and responsibility:

| Executive | Target AIP (as % of base salary) | Target AIP ($) |
|---|---|---|
| **Nigel Hunton** ................................................................. | 100% | $550,000 |
| **Kevin Soulsby** ................................................................ | 60% | $187,200 |
| **John Dickinson** ............................................................... | 60% | $195,000 |
| **James Moniz** ................................................................. | 65% | $234,000 |

### Corporate Financial Performance Goals

The 2023 corporate financial performance goals were as follows (weighted 50% of the overall performance goals under the 2023 AIP):

| Metric | Weighting | Corporate Financial Performance Goals | | | Actual |
|---|---|---|---|---|---|
| | | Threshold (75% payout) | Target (100% payout) | Stretch (125% payout) | |
| Revenue | 50% | $60 million | $63 million to $64 million | $70 million | $52.7 million |
| Gross Margin | 50% | $24 million | $26 million to $27 million | $30 million | $20.2 million |

As the threshold revenue and gross margin objectives were not achieved in fiscal 2023, the corporate financial performance bonus was not paid. The corporate financial performance goals represented one-half of the opportunity of the 2023 AIP.

### Strategic Performance Goals

Mr. Hunton received a comprehensive set of non-financial strategic performance goals for 2023. These goals were established at the beginning of the fiscal year and approved by the Human Capital Committee. The goals reflected the strategic priorities for the Company in advancing our technology, developing key strategic partnerships and expanding the customer base, in addition to broadening the investor base.

The following table shows the 2023 non-financial strategic performance goals and their relative weightings for Mr. Hunton (weighted 50% of the overall performance goals under the 2023 AIP for Mr. Hunton):

**Nigel Hunton, CEO**

| Fiscal 2023 Goals | Weighting | Performance Factor | Achievement |
|---|---|---|---|
| **Achieve objectives related to organization and operation efficiency and to support growth strategy** <br> o   Establish a fit-for-purpose organization <br> o   Hiring of key operations and engineering talent <br> o   Identify a key manufacturing partner <br> o   Process improvements in manufacturing engineering | 50% | 55% | 27.5% |
| **Achieve objectives related business development** <br> o   Objectives related to obtaining new customers and expanding into new markets | 25% | 100% | 25% |
| **Achieve objectives related to stockholder relations** <br> o   Objectives related to stockholder engagement, investor relations, branding and website | 25% | 50% | 12.5% |
| *Final Score* | | | *65%* |

Intevac's five most senior executives including Messrs. Dickinson and Moniz received a comprehensive set of strategic performance goals for 2023 related to our TRIO product. Upon his appointment to Interim Chief Financial Officer, Mr. Soulsby also received the same goals. The strategic performance goals were, at the time of implementation, considered aggressive and deemed difficult to achieve. The following table shows the 2023 non-financial strategic goals and their relative weightings for the non-CEO NEOs (weighted 50% of the overall performance goals under the 2023 AIP for the non-CEO NEOs):

| Metric | Weighting | Actual Performance |
|---|---|---|
| Goal 1: Number of TRIO tools qualified (a), (d) | 25% | Achieved |
| Goal 2: Number of TRIO orders (b) | 50% | Not Achieved |
| Goal 3: Number of TRIO OEMs (c) | 25% | Not Achieved |

(a)   Completion of qualification of a system by a customer in Intevac's factory or at a customer facility.
(b)   Commercial purchase order received for a TRIO system from a customer.

(c)   Original equipment manufacturer (OEM) production run qualified on a TRIO system at a customer facility.

(d)   In fiscal 2023, we successfully completed the development phase of our TRIO joint development agreement and achieved system qualification on the first TRIO system with our joint development agreement partner.

### *2023 Performance Against Strategic Performance Goals*

In order to determine the payout associated with the non-financial strategic performance goals, the Human Capital Committee analyzed Mr. Hunton's performance versus his non-financial strategic goals and Mr. Dickinson's and Mr. Soulsby's performance versus their non-financial strategic goals. As Mr. Moniz was no longer an employee his goals were not scored. The specific performance versus objectives for each of the goals are not disclosed as the disclosure of these goals would potentially reveal confidential information regarding our business strategy and operations, which could result in substantial competitive harm.

Mr. Dickinson's and Mr. Soulsby's performance against each of the 2023 goals was evaluated at the end of the year by the CEO. The performance and evaluation were then reviewed and approved by the Human Capital Committee. The Human Capital Committee evaluated the CEO's performance which was then reviewed and approved by the independent members of the Board. For the strategic performance goals, achievement at threshold levels was scheduled to result in 75% of target levels of payout, achievement of target performance at 100% of target levels of payout, and achievement of stretch performance levels at 200% of target payout.

For Messrs. Dickinson and Soulsby, the strategic Goal 1 was achieved at threshold level of performance and therefore was scored at 75% payout levels. Goal 2 and Goal 3 were not achieved. The total non-financial strategic performance goals were scored at 18.75%.

The CEO recommended raising Mr. Dickinson's final score from 18.75% to 25.6% associated with the strategic aspect of the goals based on Mr. Dickinson's extraordinary contributions associated with:

- Restructuring completed in U.S. and Singapore with no impact on operational performance

- Key hires in U.S. operations and technology strengthening team

- Intellectual property activity for TRIO (filing for patents)

- Facility reconfigured for TRIO pilot, modular test and manufacturing support

- TRIO manufacturing strategy developed and key suppliers identified

- TRIO qualified on time with strong technical partnership with our joint development agreement partner

The CEO recommended raising Mr. Soulsby's final score from 18.75% to 51.2 % based on the strategic aspect of the goals based on Mr. Soulsby's extraordinary contributions to completing the following:

- Seamless transition into new Interim CFO role

- Support of strategic initiative with investment bankers

- Restructuring completed in U.S. and Singapore with no impact on operational performance

While discretion was exercised by the Human Capital Committee in order to determine the overall earned incentives for 2023, the overall payout was significantly less than target and was altered in order to reflect and reward for contributions made throughout the year. The actual payouts being below target are aligned with our pay for performance philosophy to ensure alignment of our strategy and stockholder expectations.

2023 earned incentives were as follows:

| | Opportunity | | Actual | |
| Executive | Target AIP (as % of base salary) | Target AIP ($) | 2023 Earned Award | As a % of Target |
|---|---|---|---|---|
| Nigel Hunton . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 100% | $550,000 | $180,000 | 32.7% |
| Kevin Soulsby . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 60% | $ 78,000 (a) | $ 20,000 | 25.6% |
| John Dickinson . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 60% | $195,000 | $ 25,000 | 12.8% |
| James Moniz (b) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 65% | $234,000 | $   — | — |

(a)  Mr. Soulsby's target incentive opportunity is pro-rated for 5 of 12 months based on the change in role.

(b)  As Mr. Moniz retired on August 4, 2023 and he was not eligible for a bonus payment.

**Long-Term Incentives**

We grant equity-based compensation to our NEOs to align their interests with the long-term interests of our stockholders and to provide our executives with incentives to manage Intevac from the perspective of an owner with an equity stake in the business.

In 2023, we utilized two incentive vehicles:

- Performance-based RSUs (PRSUs) and
- Time-based RSUs

For 2023 annual grants to five executives including two of our NEOs (Messrs. Hunton and Dickinson), the Company granted a combination of 60% PRSUs and 40% RSUs. The Human Capital Committee believes that favoring PRSU awards in the total direct compensation opportunities of those executives whose individual performances and decisions have a direct impact on our Company's performance helps to strengthen our overall pay-for-performance alignment by ensuring that a substantial portion of their compensation is aligned with the creation of value for our stockholders. The Company also granted time-based RSUs to all equity plan participants. For 2023 annual grants, the number of PRSUs and time-based RSUs were determined with reference to market data, including the median of our peer group.

The Human Capital Committee believes that the time-based RSU awards provide a valuable retention component to our annual compensation program. Further, RSUs are potentially less dilutive to the Company's earnings per share than options. The 2023 annual RSU grants are scheduled to vest as to 1/3rd of the RSUs on May 15, 2024, the first anniversary of the grant date, and in eight equal quarterly installments thereafter, a design that was determined to be competitive from a market perspective in attracting and retaining talent.

*Individual Grant Determinations*

Annually, the Human Capital Committee approves the annual stock-based awards to be granted to all grant recipients taking into consideration the total dilutive impact of all shares to be granted, the burn rate (the total number of shares to be granted as a percentage of shares outstanding), and projected compensation expense related to employee stock-based awards. The Human Capital Committee determines the level of annual equity grants to be based on a target dollar value for the long-term incentive award, rather than as a fixed number of shares, which the Human Capital Committee believes better aligns with market expectations and market best practices. Each year, the Human Capital Committee sets guidelines for the size and mix of each grant to each NEO and other exempt employees. Actual stock-based award grants to the NEOs are generally made by the Human Capital Committee (and, with respect to Mr. Hunton, by the Board) within the ranges set forth in these guidelines, based on the factors discussed below. For the NEOs, the guidelines reflect each NEO's position within the Company and are set at a level that the Human Capital Committee considers appropriate to create a meaningful opportunity for reward predicated on increasing stockholder value, and appropriate to meet our retention goals considering internal equity and the criticality for the company's future success. In determining the appropriate grant levels, the Human Capital Committee reviews competitive market practices, taking into consideration both the potential value to individual participants compared to executives at other companies with similar responsibilities in addition to the Company's retention objectives. The Human Capital Committee also evaluated the mix of equity awards to be granted seeking to be balanced between performance-based and service-based and to reinforce stockholder alignment and leadership accountability.

The number of time-based RSUs and PRSUs granted to the NEOs in 2023 is shown in the table below.

| | | Number of PRSUs | |
| NEO | Number of RSUs (#) | Target (#) | Maximum Performance (200%) (#) |
|---|---|---|---|
| Nigel Hunton | 74,000 | 116,000 | 232,000 |
| Kevin Soulsby | 30,000 | — | — |
| John Dickinson | 28,455 | 47,683 | 95,365 |
| James Moniz | — | — | — |

Mr. Hunton's annual grant of 74,000 RSUs and 111,000 PRSUs (222,000 shares at maximum performance) was proposed by the Human Capital Committee and reviewed and approved at a Board meeting in May 2023. However, in light of business conditions and the decline in stock value, in May 2023, prior to the effective date of the previously approved grants, the Human Capital Committee and the Board chose not to re-denominate the awards based on the lower stock price (which would have resulted in more awards being granted in order to retain the $1.3 million accounting value of the awards), resulting in a 30% reduction in target value, which was $905,000. In addition, the Board granted Mr. Hunton an additional 5,000 PRSUs at target (10,000 at maximum performance) in consideration of a lack of a salary increase and in continuation of providing performance-based at risk pay to Mr. Hunton.

Mr. Dickinson's annual grant of 28,455 RSUs and 42,683 PRSUs (85,365 shares at maximum performance) was proposed by Mr. Hunton and reviewed and approved at a Human Capital Committee meeting. The annual grant represented equity value at approximately the 75th percentile of our peer group. In determining the number of time-based RSUs and PRSUs to grant to Mr. Dickinson, the Human Capital Committee and the Board took into account factors such as his recent performance, level of responsibility, job assignment, the competitive climate, internal equity considerations, market data, and retention considerations. Each of these factors was considered by the Human Capital Committee, in its judgment, and no formal weighting of these factors was used. In addition the Board granted Mr. Dickinson an additional 5,000 PRSUs at target (10,000 at maximum performance) in consideration for a lack of a salary increase and in continuation of providing performance-based at risk pay to the NEOs.

The Board granted a special retention award of 30,000 time-based RSUs to Mr. Soulsby in light of his appointment as Interim Chief Financial Officer, which will vest on the earlier of August 15, 2024 or the date a new, full-time Chief Financial Officer commences employment with the Company.

### 2023 PRSUs

In 2023, a portion of the annual renewal grants to Messrs. Hunton and Dickinson were PRSUs that are eligible to be earned based on achievement of five strategic goals during a three-year performance period commencing on May 18, 2023 and ending on May 31, 2026 (the "2023-2026 Performance Period"). The PRSUs will vest, if at all, in five possible tranches, with each tranche's vesting subject to achievement of a TRIO-related strategic goal. Each of the five tranches will vest only if the applicable strategic goal is achieved within the 2023-2026 Performance Period and the executive remains employed through the date performance is certified, and each tranche may only be achieved once during the 2023-2026 Performance Period. If a strategic goal is not achieved within the 2023-2026 Performance Period, or is not achieved prior to an earlier change in control, the corresponding PRSUs will not vest, and all unvested PRSUs at the end of the 2023-2026 Performance Period or if, earlier, at a change in control of the Company, will immediately be forfeited. Achievement of the strategic goals related to tranches 1, 2, 4 and 5 is considered target performance and achievement of these tranches plus the strategic goal in tranche 3 which goal related to a particularly difficult to achieve TRIO-related strategic goal, is considered maximum performance due to the level of difficulty in achieving the tranche 3 goal. At the time these strategic goals were approved, the Human Capital Committee and the Board believed full achievement to be aggressive and very difficult to achieve, even with significant effort. We believe disclosing specific strategic goals while the 2023-2026 Performance Period is ongoing could cause competitive harm. However, such strategic goals will be disclosed in future proxy filings following the certification of results by the Human Capital Committee.

| Tranche | Number of PRSU Awards Eligible to Vest at Target Performance – N. Hunton | Number of PRSU Awards Eligible to Vest at Maximum Performance – N. Hunton | Number of PRSU Awards Eligible to Vest at Target Performance – J. Dickinson | Number of PRSU Awards Eligible to Vest at Maximum Performance – J. Dickinson |
|---|---|---|---|---|
| 1 | 29,000 | 29,000 | 11,921 | 11,921 |
| 2 | 29,000 | 29,000 | 11,921 | 11,921 |
| 3 | — | 116,000 | — | 47,683 |
| 4 | 29,000 | 29,000 | 11,921 | 11,920 |
| 5 | 29,000 | 29,000 | 11,920 | 11,920 |
| Total | 116,000 | 232,000 | 47,683 | 95,365 |

### 2022 PRSUs

In 2022, a portion of the annual renewal grants to our then-current NEOs were PRSUs that are eligible to be earned based on achievement of certain stock prices based on the average closing price of the Company's stock over a 30-day period (the

"Company Stock Price Hurdle") during a performance period commencing on the grant date (May 18, 2022 for Messrs. Hunton and Moniz and September 15, 2022 for Mr. Dickinson) and ending on May 31, 2025 (ending earlier upon a change in control, as defined under the equity plan under which the award was granted) (the "2022-2025 Performance Period"). The PRSUs will vest, if at all, in five possible tranches. Each of the five tranches will vest only if the applicable Company Stock Price Hurdle is achieved within the 2022-2025 Performance Period, and each tranche may only be achieved once during the 2022-2025 Performance Period. If a Company Stock Price Hurdle is not achieved within the 2022-2025 Performance Period, the corresponding PRSUs will not vest, and all unvested PRSUs at the end of the 2022-2025 Performance Period will immediately be forfeited. The actual number of shares that may vest under each PRSU grant can range from zero to 200% of the number of shares eligible to vest at target performance levels.

Mr. Hunton's and Mr. Dickinson's 2022 PRSUs were negotiated and agreed to in connection with their employment agreements, and were subsequently granted, as a material inducement to them accepting employment with the Company. The unvested portions of Mr. Moniz's 2022 PRSUs were cancelled upon his retirement. Mr. Soulsby did not participate in the 2022 PRSU program.

| Tranche | Company Stock Price Hurdle | Required Share Price Improvement (as Measured from the May 18, 2022 Closing Price of $5.17 for Messrs. Hunton and Moniz / the September 15, 2022 Closing Price of $4.82 for Mr. Dickinson) | Number of PRSU Awards Eligible to Vest – N. Hunton | Number of PRSU Awards Eligible to Vest – J. Moniz | Number of PRSU Awards Eligible to Vest – J. Dickinson | Percentage of Target PRSU Awards Eligible to Vest |
|---|---|---|---|---|---|---|
| 0 . . . . . . . | Below $6.00 | | 0 | 0 | 0 | 0% |
| 1 . . . . . . . | $6.00 (goal achieved on December 28, 2022) | 16.0% / 24.5% | 66,700 | 18,600 | 8,260 | 20% |
| 2 . . . . . . . | $7.00 (goal achieved on February 23, 2023) | 35.4% / 45.2% | 100,050 | 27,900 | 12,390 | 30% |
| 3 . . . . . . . | $8.00 | 54.7% / 66.0% | 166,750 | 46,500 | 20,650 | 50% |
| 4 . . . . . . . | $9.00 | 74.1% / 86.7% | 166,750 | 46,500 | 20,650 | 50% |
| 5 . . . . . . . | $10.00 or greater | 93.4% / 107.5% | 166,750 | 46,500 | 20,650 | 50% |
| Total . . . . | | | 667,000 | 186,000 | 82,600 | 200% |

The amount of 2022 PRSUs eligible to vest will not be determined through linear interpolation between tranches, except in connection with a change in control where the consideration received for a share by the Company's stockholders is greater than $8.00 but below $10.00. In the event of a change in control, the achievement of the Company Stock Price Hurdle will no longer be measured against the 30-day average described above and instead will be based on the consideration received for a share by the Company's stockholders in connection with the change in control, and the number of 2022 PRSUs that will be eligible to vest will be based on such achievement, using linear interpolation between levels or, if greater, 50% of the 2022 PRSUs (at maximum performance). The first tranche of the awards vested on December 28, 2022, which was the first date in the performance period on which the average closing share price of Intevac stock for thirty consecutive trading days equaled or exceeded $6.00. The second tranche of the awards vested on February 23, 2023, which was the first date in the performance period on which the average closing share price of Intevac stock for thirty consecutive trading days equaled or exceeded $7.00. The remainder of the tranches remain outstanding and able to be vested in the future upon completion of the remaining stock price hurdles.

### 2021 PRSUs

In 2021, Mr. Moniz and our other then-current NEOs were granted PRSUs, with a two-year performance period that began in May 2021 and ended in May 2023. The number of PRSUs that vested was determined by our common stock achieving a certain Total Shareholder Return ("TSR") for the Company, relative to the TSR of the specified peer group over a measurement period of two years from the time of grant. The peer group was comprised of the "Peer Companies" listed in the Company's "Compensation Discussion and Analysis" section in our 2020 proxy statement. At the end of the performance measurement period, the Human Capital Committee determined the achievement against the performance objectives. Depending on the Company's TSR relative to the peer group TSR, the actual number of shares that may vest under each PRSU grant could range from zero to 200% of the target number of shares subject to the grant. These awards were intended to align executive pay with long-term shareholder value creation and relative TSR performance. Relative TSR PRSUs generally vest at the end of the performance period, contingent on the NEO still being in service to Intevac through the end of the performance period, and, subject to accelerated vesting in certain circumstances as described below in "Potential Payments Upon Termination of Employment or Change in Control".

The actual number of Achieved PRSUs was determined as follows:

| Company's Position in the TSR Ranking Group (the "Company's Relative TSR Performance") | Percentage of Target Number of RSUs that Become Achieved RSUs |
|---|---|
| 75th percentile or above | 200% |
| 50th percentile | 100% |
| 25th percentile | 50% |
| Below 25th percentile | 0% |

Intevac's TSR performance ranked above the 50th percentile of peer group and 100% of the PRSUs were achieved. Mr. Moniz, the remaining NEO participant in the 2021 PRSUs received 10,434 shares upon the vesting of the award.

### 2020 PRSUs

In 2020, Mr. Moniz and our other then-current NEOs were granted PRSUs, issued collectively in four separate tranches with individual one-year performance periods beginning in May 2020, 2021, 2022 and 2023, respectively. Vesting of the PRSUs was based on the performance of our common stock relative to the performance of a peer group. The peer group was comprised of the "Peer Companies" listed in the Company's "Compensation Discussion and Analysis" section in the 2020 proxy statement. At the end of each performance period, the Human Capital Committee determined the achievement against the performance objectives.

On each performance assessment date, Intevac's stock price growth for the applicable performance period was compared against the peer group stock price growth for the applicable performance period (each expressed as a growth rate percentage) to result in a growth rate (the "Growth Rate Delta") for the performance period equal to Intevac's stock price growth minus the peer group stock price growth, both for the applicable performance period. A new Growth Rate Delta was calculated for each performance period on the related performance assessment date. Any earned PRSU awards vested 100% after the end of the applicable performance period. On each performance assessment date, 25% of the total number of PRSUs originally subject to the award (and no more) vested upon achievement of a Growth Rate Delta greater than or equal to zero. If, on a performance assessment date, the Growth Rate Delta is less than 0%, no portion of the PRSUs vested on such performance assessment date and 25% of the total number of PRSUs originally subject to the award immediately terminated. In addition, in order to vest, the participant must remain in service to Intevac through the end of the applicable performance period.

Upon Mr. Moniz's retirement in August 2023, the remaining outstanding awards under the fourth and final tranche were cancelled.

When the third performance measurement period ended in May 2023 the Growth Rate Delta was greater than 0% and the metric was achieved and 100% of the PRSUs in the third tranche of the award vested. Mr. Moniz, the remaining NEO participant in the 2020 PRSUs, received 2,959 shares upon the vesting of the third tranche of the award.

| | |
|---|---|
| Intevac's TSR | 16% |
| Average Peer TSR *(Excluding highest and lowest TSR)* | 12% |
| Growth Rate Delta | 4% |
| Payout | 100% |

When the first performance measurement period ended in May 2021 the Growth Rate Delta is less than 0% and the metric was not achieved and no portion of the PRSUs in the first tranche of the award vested. When the second performance measurement period ended in May 2022 the Growth Rate Delta was 5% and the metric was achieved and 100% of the PRSUs in the second tranche of the award vested.

Although these awards were not granted in 2023, until their expiration, the unvested portion of each PRSU continued to provide performance incentives due to the remaining challenging price hurdle, and retention benefits due to the continued service requirement.

### *Acceleration of Certain Time-Based RSUs Held by James Moniz*

In connection with his transition and retirement, we entered into a transition agreement with Mr. Moniz. In consideration for a release of claims in favor of the Company, the vesting of a total of 31,301 of his time-based RSUs was accelerated, which represented the number of RSUs that would have vested under the applicable awards had Mr. Moniz remained employed by the Company through May 15, 2024.

## Additional Policies and Practices

### Ownership Guidelines

We do not currently have a stock ownership policy for our executive officers. However, all of our NEOs own shares of the Company's common stock or vested, but unexercised, equity awards. As a member of the Company's Board, Mr. Hunton is subject to the director stock ownership guidelines of the Company.

### Anti-Hedging Policies

The Company has an insider trading policy which, among other things, prohibits insiders from short sales of Intevac common stock.

### Compensation Recovery Policy

In November 2023, the Human Capital Committee approved the Company's Compensation Recovery Policy, in accordance with SEC and Nasdaq requirements. Consistent with the requirements, this policy requires that if the Company is required to prepare an accounting restatement due to the Company's material noncompliance with financial reporting requirements under the securities laws, the Company must clawback from certain officers any incentive-based compensation received by them after October 2, 2023 and during the applicable covered period (which generally includes the three completed fiscal years prior to the restatement date) that was in excess of what they would have received had their incentive compensation been determined based on the restated amounts.

In addition, under the AIP, if it is determined after a bonus is paid under the plan that the individual and corporate performance upon which the bonus award was based was fraudulently represented, the Company has the right to require the return of the bonus.

The Company's current equity incentive plans also provide that awards granted under those plans will be subject to any Intevac clawback policy that is established to comply with applicable laws, and that the administrator of the plans may require a participant to forfeit, return or reimburse all or a portion of an award granted under the plan (and related amounts paid) under any such policy or as appropriate to comply with applicable laws.

### Severance and Change in Control Arrangements

On January 19, 2022, Nigel Hunton joined the Company as its new President and Chief Executive Officer. In connection with the negotiation of his employment, and in order to incentivize him to join the Company, the Company and Mr. Hunton entered into an employment agreement. Among other provisions, this employment agreement provides Mr. Hunton with certain severance benefits in connection with certain qualifying terminations of his employment, contingent upon Mr. Hunton signing and not revoking a release of claims in favor of the Company, and his continued compliance with the terms of his confidentiality agreement entered into with the Company. These severance benefits are described under *"Potential Payments Upon Termination of Employment or Change* in *Control"* beginning on page 53.

The Company entered into a change in control agreement with Mr. Dickinson. Benefits under the change in control agreement is described under *"Potential Payments Upon Termination of Employment or Change in Control"* beginning on page 53.

In connection with his transition and retirement, the Company entered into a transition agreement with Mr. Moniz, in order to facilitate a smooth transition of his services. Prior to that transition, the Company had a change in control agreement with Mr. Moniz, which had been entered into with Mr. Moniz in connection with the negotiation of his employment agreement in order to attract him to the Company. Benefits under these agreements are described under *"Potential Payments Upon Termination of Employment or Change in Control"* beginning on page 53.

## Impact of Accounting and Tax Treatment

The Human Capital Committee considers the deductibility of executive compensation under Section 162(m) of the Code in designing, establishing and implementing our executive compensation policies and practices. Section 162(m) generally prohibits us from deducting any compensation over $1 million per taxable year paid to certain of our named executive officers, although certain performance-based compensation awarded prior to changes in these rules may be "grandfathered" and not counted towards the $1 million deduction limit., although no assurance can be given that any previously granted compensation will in fact qualify for such grandfathering.

The Human Capital Committee balances the desirability of having compensation qualify for deductibility with our need to maintain flexibility in compensating executive officers in a manner designed to promote our goals. As a result, the Human Capital Committee has not adopted a policy that all compensation must be deductible.

In addition to considering the tax consequences, the Human Capital Committee considers the accounting consequences of its decisions, including the impact of expenses being recognized in connection with equity-based awards, in determining the size and form of different equity-based awards.

## 2023 Summary Compensation Table

The following table presents information concerning the total compensation of Intevac's named executive officers (the "NEOs"), which consist of (i) Intevac's President and CEO, who was the Company's principal executive officer ("PEO"), (ii) Messrs. Soulsby and Dickinson, the two most highly compensated executive officers other than the PEO, who were serving as executive officers at the end of the last fiscal year, and (iii) Mr. Moniz, Intevac's former Chief Financial Officer, who was no longer serving as an executive officer at the end of fiscal year 2023.

| Name and Principal Position | Year | Salary ($) | Stock Awards ($) (1) | Non-Equity Incentive Plan Compensation ($) (2) | All Other Compensation ($) (3) | Total ($) |
|---|---|---|---|---|---|---|
| Nigel Hunton, (4) | 2023 | 549,994 | 649,440 | 180,000 | 2,000 | 1,381,434 |
| President and CEO | 2022 | 514,033 | 3,797,047 | 687,500 | 22,000 | 5,020,580 |
| Kevin Soulsby, | 2023 | 184,150 | 103,500 | 20,000 | 2,000 | 309,650 |
| Interim CFO | 2022 | 103,862 | 25,850 | — | 2,000 | 131,712 |
| John Dickinson, (5) | 2023 | 325,000 | 257,298 | 25,000 | 2,000 | 609,298 |
| VP of Operations | 2022 | 106,250 | 502,925 | 100,000 | 1,562 | 710,737 |
| James Moniz, (6) | 2023 | 259,092 | — | — | 6,801 | 265,893 |
| Former CFO | 2022 | 360,006 | 1,047,252 | — | 2,000 | 1,409,258 |

(1) Amounts shown do not reflect compensation actually received by the NEO. Instead, the amounts shown are the grant date fair value of time-based RSUs and PRSUs granted in fiscal 2023 and fiscal 2022 for all NEOs as determined pursuant to ASC 718. The material assumptions used to calculate the value of stock awards in fiscal 2023 and fiscal 2022 are set forth under Note 4 of the notes to Consolidated Financial Statements included in our Annual Report on Form 10-K for fiscal 2023 filed with the SEC on February 15, 2024. The value of the PRSU awards granted in 2023 to Mr. Hunton and Mr. Dickinson based upon the then-probable outcome of the performance conditions, as computed in accordance with ASC 718, was $285,360, and $117,299 for each award, respectively. Assuming that the maximum level of performance will be achieved, and based on the $4.92 closing price of our shares on the date of grant, the value of each such PRSU award is $1,141,440 and $469,196, respectively. These amounts do not necessarily correspond to the actual value recognized or that may be recognized by the named executive officers. With respect to the 2022 PRSUs the fair value of the awards are determined based on a Monte Carlo simulation, using the material valuation assumptions set forth under Note 4 of the notes to Consolidated Financial Statements included in our Annual Report on Form 10-K for fiscal 2023 filed with the SEC on February 15 2024.

(2) The amounts shown in this column represent the value of cash bonuses earned during the year indicated and paid in the first quarter of the subsequent year.

(3) Amounts in 2023 and 2022 include matching contributions we made under our tax-qualified 401(k) plan, which provides for broad-based employee participation.

(4) Mr. Hunton joined the Company on January 19, 2022.

(5) Mr. Dickinson joined the Company on August 29, 2022.

(6) Mr. Moniz retired from the Company on August 4, 2023. In consideration for a release of claims in favor of the Company, the vesting of a total of 31,301 of his time-based RSUs was accelerated, which represented the number of RSUs that would have vested under the applicable awards had Mr. Moniz remained employed by the Company through May 15, 2024. The fair value of the modification of the awards, as computed in accordance with ASC 718, was $4,801.

## Outstanding Equity Awards at 2023 Fiscal Year-End

The following table shows all outstanding option and stock awards held by each of the NEOs at the end of fiscal 2023.

| | Option Awards (1), (2) | | | | Stock Awards (1), (3) | | | |
|---|---|---|---|---|---|---|---|---|
| Name | Number of Securities Underlying Unexercised Options (#) Exercisable | Number of Securities Underlying Unexercised Options (#) Unexercisable | Option Exercise Price ($) | Option Expiration Date | Number of Shares or Units of Stock That Have Not Vested (#) | Market Value of Shares or Units of Stock That Have Not Vested ($)(4) | Equity Incentive Plan Awards: Number of Unearned Shares, Units, or Other Rights That Have Not Vested (#) | Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units, or Other Rights That Have Not Vested ($)(4) |
| Nigel Hunton . . . . . . . . . . . . . . | — | — | — | — | 111,000(5) | 479,520 | 500,250(6) | 2,161,080 |
| | — | — | — | — | 74,000(7) | 319,680 | 232,000(8) | 1,002,240 |
| Kevin Soulsby . . . . . . . . . . . . . . | 2,500 | — | 12.75 | 05/18/2024 | 591(9) | 2,553 | — | — |
| | 2,500 | — | 5.68 | 05/16/2026 | 695(10) | 3,002 | — | — |
| | — | — | — | — | 3,333(11) | 14,399 | — | — |
| | — | — | — | — | 30,000(12) | 129,600 | — | — |
| John Dickinson . . . . . . . . . . . . . | — | — | — | — | 33,333(13) | 143,999 | 61,950(14) | 267,624 |
| | — | — | — | — | 28,455(15) | 122,926 | 95,365(16) | 411,977 |

(1) Reflects options, RSUs and PRSUs granted under the 2012 Plan, the 2020 Plan and the Inducement Plan.

(2) Unless otherwise specified, stock options become vested and exercisable over a four-year period, 25% per year on each anniversary of the grant date, subject to the NEO's continued service through each applicable vesting date.

(3) Unless otherwise specified, time-based RSUs vest over a three-year period, 33% per year on each anniversary of the applicable vesting commencement date, subject to the NEO's continued service through each applicable vesting date. The vesting commencement date is the first February 15, May 15, August 15 or November 15 on or after the grant date.

(4) Reflects the fair value of outstanding stock awards as of December 30, 2023 at the market closing price on December 29, 2023, which was the last market trading day of the 2023 fiscal year, of IVAC's common stock of $4.32 per share.

(5) 55,500 shares vested on January 19, 2024. Assuming continued employment with Intevac, 55,500 shares will vest on January 19, 2025.

(6) Assuming continued employment with Intevac, 166,750 shares vest when the average market closing price of IVAC's common stock is $8.00 or higher for thirty consecutive trading days, 166,750 shares vest when the average market closing price of IVAC's common stock is $9.00 or higher for thirty consecutive trading days, and 166,750 shares vest when the average market closing price of IVAC's common stock is $10.00 or higher for thirty consecutive trading days.

(7) Assuming continued employment with Intevac, 24,421 shares will vest on May 15, 2024, 6,198 shares will vest on of each of August 15, 2024, November 15, 2024 and February 15, 2025 and 6,197 shares will vest on each of May 15, 2025, August 15, 2025, November 15, 2025, February 15, 2026 and May 15, 2026.

(8) Assuming continued employment with Intevac, 29,000 shares will vest upon the satisfaction and certification of performance goal 1, 29,000 shares will vest upon the satisfaction and certification of performance goal 2, 116,000 shares will vest upon the satisfaction and certification of performance goal 3, 29,000 shares will vest upon the satisfaction and certification of performance goal 4 and 29,000 shares will vest upon the satisfaction and certification of performance goal 5.

(9) Assuming continued employment with Intevac, 591 shares will vest on May 15, 2024.

(10) Assuming continued employment with Intevac, 348 shares will vest on May 15, 2024 and 347 shares will vest on May 15, 2025.

(11) Assuming continued employment with Intevac, 1,667 shares will vest on May 15, 2024 and 1,666 shares will vest on May 15, 2025.

(12) Assuming continued employment with Intevac, 30,000 shares will vest on the earlier of August 15, 2024 or the date a new, full-time Chief Financial Officer commences employment with the Company.

(13) Assuming continued employment with Intevac, 16,667 shares will vest on August 15, 2024 and 16,666 shares will vest on August 15, 2025.

(14) Assuming continued employment with Intevac, 20,650 shares vest when the average market closing price of IVAC's common stock is $8.00 or higher for thirty consecutive trading days, 20,650 shares vest when the average IVAC stock market closing price is $9.00 or higher for thirty consecutive trading days, and 20,650 shares vest when the average market closing price of IVAC's common stock is $10.00 or higher for thirty consecutive trading days.

(15) Assuming continued employment with Intevac, 9,391 shares will vest on May 15, 2024, 2,383 shares will vest on of each of August 15, 2024, November 15, 2024, February 15, 2025, May 15, 2025, August 15, 2025, November 15, 2025, February 15, 2026 and May 15, 2026.

(16) Assuming continued employment with Intevac, 11,921 shares will vest upon the satisfaction and certification of performance goal 1, 11,921 shares will vest upon the satisfaction and certification of performance goal 2, 47,683 shares will vest upon the satisfaction and certification of performance goal 3, 11,921 shares will vest upon the satisfaction and certification of performance goal 4 and 11,921 shares will vest upon the satisfaction and certification of performance goal 5.

## Executive Employment Agreements and Arrangements

### Nigel Hunton

We entered into an at-will employment agreement with Mr. Hunton on January 19, 2022 (the "Hunton Employment Agreement"), and he started employment as Intevac's CEO on that same date. The Hunton Employment Agreement set his 2022 base salary at $550,000, which base salary remained the same for 2023 and which has been set at $577,500 for 2024. The employment agreement also provides for eligibility for an annual bonus targeted at 100% of his then-current base salary. The Hunton Employment Agreement also provides that Mr. Hunton is eligible to receive equity awards pursuant to any plans or arrangements we may have in effect from time to time and to participate in our employee benefit plans and programs on the same terms and conditions as other similarly-situated employees.

Pursuant to the terms of the Hunton Employment Agreement, Mr. Hunton was appointed to the Board and, at each annual meeting during his employment at which his term as a member of the Board has otherwise expired, he will be nominated by Intevac to serve on its Board, with his service as a Board member subject to any required stockholder approval. The Hunton Employment Agreement also provides for severance payments and benefits to Mr. Hunton if his employment with us ceases under certain circumstances. Please see "Potential Payments upon Termination of Employment or Change in Control" below for additional detail regarding these provisions.

### John Dickinson

Mr. Dickinson's 2022 offer letter provides for his at-will employment. He started employment as Intevac's Vice President of Operations on August 29, 2022. Mr. Dickson's offer letter provides for eligibility for an annual bonus targeted at 60% of his then-current base salary, which base salary was $325,000 in 2023 and currently is $341,000. The offer letter also provides that Mr. Dickinson is eligible to receive equity awards pursuant to any plans or arrangements we may have in effect from time to time and to participate in our employee benefit plans and programs on the same terms and conditions as other similarly-situated employees.

### James Moniz

Mr. Moniz's 2014 offer letter provided for his at-will employment. Mr. Moniz retired on August 4, 2023. Prior to his retirement, Mr. Moniz's 2023 base salary and target annual bonus remained at the 2022 levels of $360,000 and 65% of his base salary, respectively.

## Potential Payments upon Termination of Employment or Change in Control

### Severance Agreements

The Company entered into the Hunton Employment Agreement with Mr. Hunton when he was hired in January 2022, which agreement provides for severance payments and benefits to Mr. Hunton if his employment with us ceases under certain circumstances. If the Company terminates Mr. Hunton's employment with the Company for any reason other than cause (as such term is defined in the Hunton Employment Agreement) (and not by reason of Mr. Hunton's death or disability (as such term is defined in the Hunton Employment Agreement)) or if Mr. Hunton resigns from employment with the Company for good reason (as such term is defined in the Hunton Employment Agreement), Mr. Hunton will receive as severance from the Company: (i) continuing payments of Mr. Hunton's base salary in effect on the date of Mr. Hunton's termination, payable in accordance with the Company's standard payroll procedures for a period of twelve months; (ii) the immediate vesting of each of Mr. Hunton's then-outstanding equity awards as to 50% of the unvested number of shares subject to each equity award (or, if such termination occurs within the twelve month period following a change in control (as defined in the 2020 Plan) (the

"Change in Control Period"), the immediate vesting as of 100% of Mr. Hunton's then-outstanding equity awards); provided, however, that any equity award that, at any time it was outstanding, was subject to performance-based vesting, will instead be treated as provided in the award agreement related to such equity award; (iii) payment or reimbursement for premiums for medical, vision and dental coverage under COBRA for Mr. Hunton and his eligible dependents for up to twelve months; (iv) a lump sum payment equal to a prorated portion of the average bonus paid to Mr. Hunton over the three most recently completed bonus periods or such lesser period of time that Mr. Hunton has been employed (or at target bonus if no bonus period has been completed), or, if the termination occurs within the Change in Control Period, payment of 100% of Mr. Hunton's target bonus; and (v) if bonuses have not been paid for the calendar year preceding the year in which the termination occurs, a lump sum payment equal to the bonus that Mr. Hunton would have received had he remained employed through the bonus payment date based on actual performance (the payments in (iv) and (v), the "Bonus Payments"). Further, if Mr. Hunton's termination is due to death or disability, then Mr. Hunton will receive the Bonus Payments. The receipt of severance under the Hunton Employment Agreement is contingent upon Mr. Hunton signing and not revoking a release of claims in favor of the Company, and his continued compliance with the terms of his confidentiality agreement entered into with the Company.

On August 4, 2023, James Moniz retired from his positions as the Executive Vice President, Finance and Administration, Chief Financial Officer, Secretary and Treasurer of Intevac, Inc. On August 2, 2023, the Company entered into a Transition Agreement and Release (the "Transition Agreement") with Mr. Moniz. Under the terms of the Transition Agreement, Mr. Moniz received accelerated vesting with respect to: (a) 8,875 shares of restricted stock units granted to Mr. Moniz in May 2020, (b) 7,826 shares of restricted stock units granted to Mr. Moniz in May 2021 and (c) 14,600 shares of restricted stock units granted to Mr. Moniz in May 2022, which represents the number of shares that would have vested under each such restricted stock unit grant had Mr. Moniz remain employed with the Company through May 31, 2024. As part of the Transition Agreement, and as a condition to receiving the foregoing benefits, the parties agreed to provisions relating to a release of claims in favor of the Company, including a supplemental release of claims that was entered into following Mr. Moniz's termination date, as well as provisions related to confidentiality, non-disparagement, tax consequences and post-separation cooperation with respect to certain Company efforts.

**Change in Control Agreements**

Pursuant to his hiring, the Company entered into a change in control agreement with Mr. Dickinson on June 20, 2023 and Mr. Moniz in October 2014. Mr. Moniz's change in control agreement ceased to be in effect in connection with his retirement, but as his agreement was in effect for a portion of 2023, it is included in the description below.

As per the terms of the agreement, if within twelve months following a change of control (as such term is defined in the change in control agreement), the Company terminates the executive's employment for a reason other than cause (as such term is defined in the change in control agreement) or if the executive resigns for good reason (as such term is defined in the change in control agreement) (each, a "qualifying termination"), the executive will receive severance from the Company in the amount of six months (12 months for Mr. Moniz) of the executive's base salary in effect on the date of the executive's termination, payable at equal intervals over a period of time not longer than six months for Mr. Dickinson and 12 months for Mr. Moniz, with the Company having had the discretion to pay Mr. Moniz in a lump sum instead. In addition, all then-outstanding Company equity awards held by the executive shall have their vesting fully accelerated; provided, however, that any Company equity award held by Mr. Dickinson that, at any time it was outstanding, was subject to performance-based vesting will instead be treated as provided in the award agreement related to such Company equity. The receipt of severance under the change in control agreement is contingent upon the executive signing and not revoking a release of claims in favor of the Company.

*Excise Tax*

Under each of the Company's employment and change in control agreements in the event the severance payments and other benefits payable to an NEO constitute "parachute payments" under Section 280G of the U.S. Internal Revenue Code and would be subject to the applicable excise tax, then the executive's severance benefits will be either (i) delivered in full or (ii) delivered to such lesser extent which would result in no portion of such benefits being subject to the excise tax, whichever results in the receipt by executive on an after-tax basis of the greatest amount of benefits.

*Change in Control Acceleration*

As described above, pursuant to the Hunton Employment Agreement, in the event of a qualifying termination within the Change in Control Period, then, subject to the execution and non-revocation of a release of claims in favor of the Company,

Mr. Hunton's then-outstanding Company equity awards will vest in full; provided, however, that any equity award that, at any time it was outstanding, was subject to performance-based vesting, will instead be treated as provided in the award agreement related to such equity award. The determination of the number of shares eligible to vest upon a change of control under the 2022 PRSUs is described under *"2022 PRSUs"* beginning on page 47.

As described above, pursuant to his change in control agreement, in the event of a qualifying termination within twelve months after a change of control (as defined in Mr. Dickinson's change in control agreement), then, subject to the execution and non-revocation of a release of claims in favor of the Company, Mr. Dickinson's then-outstanding Company equity awards will vest in full, provided, however, that any equity award that, at any time it was outstanding, was subject to performance-based vesting, will instead be treated as provided in the award agreement related to such equity award. The 2023 PRSUs granted to Messrs. Hunton and Dickinson forfeit to the extent that the applicable performance metrics have not been achieved prior to a change in control that occurs before the end of the performance period.

*Estimated Payments Pursuant to Severance and Change in Control Agreements*

The following table estimates potential payments upon termination as if Messrs. Hunton and Dickinson had terminated employment on December 30, 2023, in connection with a change in control or other termination covered by the severance and change in control agreements and potential payments relating to the changed vesting schedule of outstanding equity awards under our 2020 Equity Incentive Plan and the 2022 Inducement Equity Incentive Plan in connection with a change in control. The table reflects termination scenarios covered by the various agreements and the benefits receivable thereunder, as well as under our equity plans. The closing market price per share of our common stock on December 29, 2023, the last market trading day of our fiscal year 2023, was $4.32.

| Name of Executive Officer | Termination Without Cause or Resignation for Good Reason ($) | Change in Control With Qualifying Termination ($) | Change in Control Without Termination ($) |
|---|---|---|---|
| **Base Salary** | | | |
| Nigel Hunton | 550,000 | 550,000 | — |
| John Dickinson | — | 325,000 | — |
| **Annual Cash Incentive** | | | |
| Nigel Hunton | 433,750[1] | 433,750[1] | — |
| John Dickinson | — | — | — |
| **Health Coverage** | | | |
| Nigel Hunton | 50,778 | 50,778 | — |
| John Dickinson | — | — | — |
| **Acceleration Of Equity Awards** | | | |
| Nigel Hunton | — | 799,200 | 799,200 |
| John Dickinson | — | 266,924 | — |
| **Total** | | | |
| Nigel Hunton | 1,034,528 | 1,833,728 | 799,200 |
| John Dickinson | — | 591,924 | — |

(1) The amount shown includes a bonus of $433,750, which is the amount Mr. Hunton would be eligible to receive if his employment with Intevac had been terminated without cause, he resigned from the Company for good reason or terminated due to his death or disability, and meets the other terms and conditions of his severance agreement. This bonus would be pro-rated based on the average bonus paid to Mr. Hunton over the three most recently completed bonus periods or such lesser period of time that Mr. Hunton has been employed (or at target bonus if no bonus period has been completed). For purposes of this table, we have calculated this amount based on the average bonus paid to Mr. Hunton for the 2022 and 2023 performance periods.

**Equity Incentive Plans**

Under the 2020 Plan, the 2012 Plan and the Inducement Plan (which was adopted in January 2022) (together, the "Plans"), unless otherwise specified in an award agreement for a particular award, all unvested options, RSUs and other equity awards vest in full and, if applicable, become exercisable and performance-based awards would be deemed achieved at 100% of target upon a change in control (as defined in the applicable plan) of Intevac or a merger of Intevac with or into another corporation or entity, unless the option or award is assumed or substituted for by the acquiring entity, and to the extent exercisable, would terminate if not exercised within the applicable period.

The Board or its Human Capital Committee, as administrator of the Plans, has the authority to provide for the accelerated vesting of any or all outstanding equity awards under the Plans, including options held by our directors and executive officers, under such circumstances and at such times as the administrator deems appropriate, including in the event of termination of the executive or a change in control of Intevac.

## 2023 Pay Versus Performance Table

Under rules adopted by the SEC pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, as a smaller reporting company, we are required to calculate and disclose the correlation between executive pay and company performance for the fiscal years ended December 30, 2023, December 31, 2022 and January 1, 2022. The following table sets forth additional compensation information for Mr. Hunton, who is our current principal executive officer ("PEO"); Mr. Blonigan, who is our former principal executive officer ("Former PEO"); and our other NEOs ("Non-PEO NEOs"), calculated in accordance with SEC regulations, for fiscal years 2023, 2022 and 2021.

| Year | SCT Total for PEO ($) (1) | Compensation Actually Paid to PEO ($) (2) | SCT Total for Former PEO ($) (3) | Compensation Actually Paid to Former PEO ($) (4) | Average SCT Total for Non-PEO NEOs (5) | Average Compensation Actually Paid to Non-PEO NEOs ($) (6) | Value of Initial $100 Investment based on TSR ($) | Net Income (Loss) ($) | Non-GAAP Net (Loss) ($) (7) |
|---|---|---|---|---|---|---|---|---|---|
| 2023 ......... | 1,381,434 | (545,539) | — | — | 394,947 | (40,489) | 60 | (12,190,000) | (10,935,000) |
| 2022 ......... | 5,020,580 | 6,338,773 | 716,623 | (544,383) | 1,055,998 | 1,441,380 | 90 | (17,075,000) | (14,057,000) |
| 2021 ......... | — | — | 1,654,115 | 769,293 | 790,784 | 536,586 | 65 | 26,620,000 | (21,738,000) |

(1) The dollar amounts reported are the amounts of total compensation reported for our CEO, Mr. Hunton, for fiscal years 2023 and 2022 in the "Total" column of the Summary Compensation Table ("SCT"). Mr. Hunton joined Intevac in January 2022.

(2) The dollar amounts reported represent the amount of "compensation actually paid" for our PEO for fiscal years 2023 and 2022, as computed in accordance with SEC rules. The dollar amounts do not reflect the actual amounts of compensation paid to the PEO during fiscal years 2023 and 2022, but are dollar amounts derived from the starting point of the SCT total compensation under the methodology prescribed under SEC rules as shown in the adjustment table below.

(3) The dollar amounts reported are the amounts of total compensation reported for our former CEO, Mr. Blonigan, for fiscal years 2022 and 2021 in the "Total" column of the SCT. Mr. Blonigan retired from Intevac on January 18, 2022.

(4) The dollar amounts reported represent the amount of "compensation actually paid" for our Former PEO for the applicable year, as computed in accordance with SEC rules. The dollar amounts do not reflect the actual amounts of compensation paid to the Former PEO during the applicable year, but are dollar amounts derived from the starting point of the SCT total compensation under the methodology prescribed under SEC rules as shown in the adjustment table below.

(5) The dollar amounts reported represent the average of the amounts reported for the Company's Non-PEO NEOs as a group (this group excludes both Messrs. Hunton and Blonigan) in the "Total" column of the SCT in each applicable year. The names of each of the Non-PEO NEOs included for purposes of calculating the average amounts in each applicable year are as follows: (i) for 2023, Messrs. Soulsby, Dickinson and Moniz; (ii) for 2022, Messrs. Moniz and Dickinson; and (iii) for 2021, Mr. Moniz, Mr. Cho, the former EVP and General Manager of our TFE Division, and Mr. Justyn, the former EVP and General Manager of our Photonics Division.

(6) The dollar amounts reported represent the average amount of "compensation actually paid" for our Non-PEO NEOs as a group (this group excludes both Messrs. Hunton and Blonigan), as computed in accordance with SEC rules. The dollar amounts do not reflect the actual amounts of compensation paid to the non-PEO NEOs during the applicable year, but are dollar amounts derived from the starting point of the SCT total compensation under the methodology prescribed under SEC rules as shown in the adjustment table below. The names of each of the Non-PEO NEOs included for purposes of calculating the average amounts in each applicable year are as follows: (i) for 2023, Messrs. Soulsby, Dickinson and Moniz; (i) for 2022, Messrs. Moniz and Dickinson; and (iii) for 2021, Messrs. Moniz, Cho, and Justyn.

(7) See the "Reconciliation of GAAP to Non-GAAP Results" below. We have voluntarily included information on our Non-GAAP net income (loss) to provide fuller context in light of the divestiture of the Photonics business.

To calculate the amounts in the "Compensation Actually Paid to PEO" column in the table above, the following amounts were deducted from and added to (as applicable) the PEO's "Total" compensation as reported in the SCT:

| Year | SCT Total for PEO ($) | Less: Reported Value of Equity Awards for PEO in SCT ($) (1) | Add: Equity Award Adjustments for PEO ($) (2) | Compensation Actually Paid to PEO ($) |
|---|---|---|---|---|
| 2023 | 1,381,434 | 649,440 | (1,277,533) | (545,539) |
| 2022 | 5,020,580 | 3,797,047 | 5,115,240 | 6,338,773 |
| 2021 | — | — | — | — |

(1)  Represents the grant date fair value of the equity awards to the PEO, as reported in the "Stock Awards" column in the SCT for each applicable year.

(2)  Represents the year-over-year change in the fair value of equity awards to the PEO, as itemized in the table below.

(3)  The Company has not paid dividends historically and does not sponsor any pension arrangements; thus no adjustments are made for these items.

Reconciliation of the SCT total compensation and "Compensation Actually Paid to PEO" is summarized in the following table:

| Adjustments to Fair Value of Equity Awards for PEO | 2023 ($) | 2022 ($) |
|---|---|---|
| Add fair value as of year-end for awards granted during the year that are unvested and outstanding as of year-end | 695,520 | 4,691,028 |
| Add fair value of awards that granted and vested during the year | — | 424,212 |
| Add year-over-year increase (decrease) in fair value of unvested and outstanding awards granted in prior years | (2,192,977) | — |
| Add increase (decrease) in fair value from prior fiscal year-end for awards granted in a prior fiscal year that vested during the year | 219,924 | — |
| Total Equity Award Adjustments | (1,277,533) | 5,115,240 |

To calculate the amounts in the "Compensation Actually Paid to Former PEO" column in the table above, the following amounts were deducted from and added to (as applicable) the Former PEO's "Total" compensation as reported in the SCT:

| Year | SCT Total for Former PEO ($) | Less: Reported Value of Equity Awards for Former PEO in SCT ($) (1) | Add: Equity Award Adjustments for Former PEO ($) (2) | Compensation Actually Paid to Former PEO ($) |
|---|---|---|---|---|
| 2022 | 716,623 | — | (1,261,006) | (544,383) |
| 2021 | 1,654,115 | 941,346 | 56,524 | 769,293 |

(1)  Represents the grant date fair value of the equity awards to the Former PEO, as reported in the "Stock Awards" column in the SCT for each applicable year.

(2)  Represents the year-over-year change in the fair value of equity awards to Former PEO, as itemized in the table below.

(3)  The Company has not paid dividends historically and does not sponsor any pension arrangements; thus no adjustments are made for these items.

Reconciliation of the SCT total compensation and "Compensation Actually Paid to Former PEO" is summarized in the following table:

| Adjustments to Fair Value of Equity Awards for Former PEO | 2022 ($) | 2021 ($) |
|---|---|---|
| Add fair value as of year-end for awards granted during the year that are unvested and outstanding as of year-end | — | 647,303 |
| Add fair value of awards that granted and vested during the year | — | — |
| Add year-over-year increase (decrease) in fair value of unvested and outstanding awards granted in prior years | — | (450,091) |
| Add increase (decrease) in fair value from prior fiscal year-end for awards granted in a prior fiscal year that vested during the year | (16,285) | (104,742) |
| Subtract fair value at end of prior fiscal year of equity awards granted in a prior fiscal year that failed to meet vesting conditions | (1,244,721) | (35,946) |
| Total Equity Award Adjustments | (1,261,006) | 56,524 |

To calculate the amounts in the "Average Compensation Actually Paid to Non-PEO NEOs" column in the table above, the following amounts were deducted from and added to (as applicable) the average of the "Total" compensation of our non-PEO NEOs for each applicable year, as reported in the SCT for that year:

| Year | Average SCT Total for Non-PEO NEOs ($) | Less: Average Reported Value of Equity Awards for Non-PEO NEOs in SCT ($) (1) | Add: Average Equity Award Adjustments for Non-PEO NEOs ($) (2) | Average Compensation Actually Paid to Non-PEO NEOs ($) |
|---|---|---|---|---|
| 2023 | 394,947 | 120,266 | (315,170) | (40,489) |
| 2022 | 1,059,998 | 775,089 | 1,156,471 | 1,441,380 |
| 2021 | 790,784 | 238,168 | (16,030) | 536,586 |

(1)  Represents the average of the grant date fair value of the equity awards to the Non-PEO NEOs, as reported in the "Stock Awards" column in the SCT for each applicable year.

(2)  Represents average of the year-over-year change in the fair value of equity awards to the Non-PEO NEOs, as itemized in the table below.

(3)  The Company has not paid dividends historically and does not sponsor any pension arrangements; thus no adjustments are made for these items.

| Adjustments to Fair Value of Equity Awards for Non-PEO NEOs | 2023 ($) | 2022 ($) | 2021 ($) |
|---|---|---|---|
| Add fair value as of year-end for awards granted during the year that are unvested and outstanding as of year-end | 135,672 | 981,676 | 123,169 |
| Add fair value of awards that granted and vested during the year | — | 85,415 | 58,434 |
| Add year-over-year increase (decrease) in fair value of unvested and outstanding awards granted in prior years | (116,010) | 76,679 | (102,972) |
| Add increase (decrease) in fair value from prior fiscal year-end for awards granted in a prior fiscal year that vested during the year | (53,742) | 12,701 | (88,371) |
| Subtract fair value at end of prior fiscal year of equity awards granted in a prior fiscal year that failed to meet vesting conditions | (281,090) | — | (6,290) |
| Total Equity Award Adjustments | (315,170) | 1,156,471 | (16,030) |

**Description of Relationship Between the Information Presented in the Pay versus Performance Table**

In accordance with Item 402(v) of Regulation S-K, the Company is providing the following description of the relationships between information presented in the Pay versus Performance table.

The following charts set forth the relationship between Compensation Actually Paid ("CAP") to our PEO and our Former PEO, the average of CAP to our Non-PEO NEOs, and (i) in the first chart, the Company's cumulative TSR over the three most recently completed fiscal years, (ii) in the second chart, our net income (loss) during the three most recently completed fiscal years and (iii) in the third chart, our non-GAAP net loss during the three most recently completed fiscal years. For 2023, CAP for our PEO and the non-PEO NEOs primarily reflected lower granting levels as well as the effect of Intevac's share price depreciation of 33%. For 2022, CAP for our PEO and the non-PEO NEOs primarily reflected higher granting levels as well as the effect of Intevac's share price appreciation of 9%. In 2022, the negative CAP for our Former PEO was primarily impacted by the fact that the bulk of his outstanding stock awards forfeited upon his retirement. In 2021, CAP for our Former PEO and the other non-PEO NEOs was primarily impacted by Intevac's stock price depreciation of 35%.







| | Year Ended December 30, 2023 | Year Ended December 31, 2022 | Year Ended January 1, 2022 |
|---|---|---|---|
| **Non-GAAP Net Loss** | | | |
| Reported net income (loss) (GAAP basis) ......................... | $(12,190,000) | $(17,075,000) | $ 26,620,000 |
| Continuing operations: | | | |
| Litigation settlement[1] ..................................... | — | 12,000 | 1,000,000 |
| Restructuring charges[2] .................................... | 1,950,000 | 1,232,000 | 319,000 |
| Loss on fixed asset disposals[3] .............................. | — | 1,453,000 | — |
| Income tax effect of non-GAAP adjustments[4] .................... | (275,000) | — | — |
| Discontinued operations[5] ................................... | (420,000) | 321,000 | (49,677,000) |
| Non-GAAP Net Loss ................................ | $(10,935,000) | $(14,057,000) | $(21,738,000) |

(1) The amount represents the accrual for settlement of the Private Attorneys General Act ("PAGA") lawsuit. The Company participated in a confidential mediation on February 1, 2022, and reached a settlement resolving the PAGA claim. The settlement was paid on January 20, 2023 and effectively extinguished the lawsuit.

(2) Results for the years ended December 30, 2023, December 31, 2022 and January 1, 2022 include severance and other employee-related costs related to restructuring programs.

(3) The amount represents fixed asset disposals under the 2022 restructuring plan.

(4) The amount represents the estimated income tax effect of the non-GAAP adjustments. The Company calculated the tax effect of non-GAAP adjustments by applying an applicable estimated jurisdictional tax rate to each specific non-GAAP item.

(5) The amount represents discontinued operations of the Photonics business that was sold on December 30, 2021.

## Compensation of Directors

The following table sets forth summary information concerning compensation paid or accrued for services rendered to the Company in all capacities to the members of the Company's Board for the fiscal year ended December 30, 2023, other than Nigel Hunton, whose compensation is set forth under the 2023 Summary Compensation Table.

| Name | Fees Earned or Paid in Cash ($) | Stock Awards ($)(1)(2) | Total ($) |
|---|---|---|---|
| Kevin D. Barber | 62,500 | 59,040 | 121,540 |
| David S. Dury | 85,000 | 83,640 | 168,640 |
| Dorothy D. Hayes | 65,000 | 59,040 | 124,040 |
| Michele F. Klein | 53,750 | 59,040 | 112,790 |

(1) Amounts shown do not reflect compensation actually received by the director. Instead, the amounts shown are grant date fair value of awards granted during fiscal 2022 as determined pursuant to ASC 718. The assumptions used to calculate the value of stock awards are set forth under Note 4 of the notes to Consolidated Financial Statements included in our Annual Report on Form 10-K for fiscal 2023 filed with the SEC on February 15, 2024.

(2) Mr. Barber, Ms. Hayes, and Ms. Klein each received an award of 12,000 restricted stock units on May 18, 2023 with a grant date fair value of $59,040. Mr. Dury received an award of 17,000 restricted stock units on May 18, 2023 with a grant date fair value of $83,640. Mr. Barber, Ms. Hayes, and Ms. Klein each had 12,000 restricted stock units outstanding at December 30, 2023. Mr. Dury had 17,000 restricted stock units outstanding at December 30, 2023.

(3) The directors had options to purchase the following shares of common stock outstanding at December 30, 2023: Mr. Barber: 25,000 shares; Mr. Dury: 26,000 shares; Ms. Hayes: 20,000 shares; and Ms. Klein: 25,000 shares.

### Standard Director Compensation Arrangements

Intevac uses a combination of cash and equity compensation to attract and retain qualified candidates to serve on our Board. The Human Capital Committee of the Board conducts an annual review of director compensation in consultation with Aon and, if appropriate, recommends any changes in the type or amount of compensation to the Board. In reviewing director compensation, the Human Capital Committee takes into consideration the compensation paid to non-employee directors of comparable companies, including competitive non-employee director compensation data and analyses prepared by compensation consulting firms and the specific duties and committee responsibilities of particular directors. In addition, the Human Capital Committee may make recommendations or approve changes in director compensation in connection with the Human Capital Committee's administration and oversight of our 2020 Plan. Any change in director compensation is approved by the independent members of the Board.

#### Cash Compensation

Annual cash compensation for non-employee board members are as follows:

| | 2023 | 2022 |
|---|---|---|
| Non-Chair Board Retainer | $45,000 | $45,000 |
| Additional Board Chair Retainer | $25,000 | $25,000 |
| Audit Committee Chairmanship Compensation | $15,000 | $15,000 |
| Human Capital Committee Chairmanship Compensation | $10,000 | $10,000 |
| Nominating and Governance Committee Chairmanship Compensation | $ 7,500 | $ 5,000 |
| Audit Committee Member Compensation | $ 7,500 | $ 7,500 |
| Human Capital Committee Member Compensation | $ 5,000 | $ 5,000 |
| Nominating and Governance Committee Member Compensation | $ 3,750 | $ 2,500 |

Directors do not receive cash compensation for attending meetings of the Board.

*Equity Compensation*

Our non-employee directors are eligible to receive grants of options to purchase shares of our common stock and other equity awards pursuant to our 2020 Plan when and as determined by our Board and subject to the 2020 Equity Incentive Plan's limits on annual non-employee director grants. Our 2020 Plan provides that no non-employee director may be granted, in any fiscal year, equity awards covering more than 25,000 shares, which limit is increased to 40,000 shares in the fiscal year of his or her initial service as a non-employee director; however, any awards granted to an individual while he or she was an employee, or a consultant, will not count for purposes of these limits. During fiscal 2023, Mr. Barber, Ms. Hayes, and Ms. Klein each received a grant of 12,000 time-based RSUs under the 2020 Plan for their service as a director. During fiscal 2023, Mr. Dury received a grant of 17,000 time-based RSUs under the 2020 Plan for his service as a director. Each grant of RSUs is scheduled to vest on the one-year anniversary of the grant date, subject to continued service with us.

Under our 2020 Plan, in the event of a change in control, awards granted to non-employee directors vest in full, and, if applicable, become exercisable, as of immediately prior to the change in control. With respect to options previously granted to non-employee directors under our 2012 Plan, with respect to equity awards that are assumed or substituted for in connection with a change in control or a merger of Intevac with or into another corporation or entity, if on the date of or following such assumption or substitution the individual's status as a member of our board or as a director of the successor corporation, as applicable, is terminated other than upon a voluntary resignation by the director (unless such resignation is at the request of the acquirer), then the director will fully vest in and, if applicable, become exercisable, as of immediately prior to the change in control.

During 2014, the Board established minimum ownership guidelines for Company common stock for directors. Directors must own stock in the Company of at least three times (3x) the annual retainer paid to independent directors (exclusive of any compensation for committee service such as meeting fees and leadership roles.) The ownership level must be initially achieved by December 31 in the fourth year after the director is first elected. These ownership guidelines are applicable to all directors of the Company. In the event that a director also serves as an executive officer of the Company, the director will be subject to the same level of requirements as all directors. Mr. Barber, Mr. Dury, Ms. Hayes, Ms. Klein and Mr. Hunton were in compliance with the ownership guidelines at December 31, 2023.

*Other Arrangements*

Non-employee directors also have their travel, lodging and related expenses associated with attending Board or committee meetings and for participating in Board-related activities paid or reimbursed by Intevac.

## Equity Compensation Plan Information

The following table summarizes the number of outstanding options and RSUs granted to employees and directors, as well as the number of securities remaining available for future issuance, under Intevac's equity compensation plans at December 30, 2023.

| Plan Category | (a)<br>Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights | (b)<br>Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (1) | (c)<br>Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (2) |
|---|---|---|---|
| Equity compensation plans approved by security holders (3) .......... | 1,415,564 | $6.57 | 2,641,699 |
| Equity compensation plans not approved by security holders (4) ....... | 801,816 | $ — | 1,300 |
| Total ............................................................ | 2,217,380 | $6.57 | 2,642,999 |

(1) Calculation of weighted-average exercise price excludes RSUs, for which there is no exercise price.

(2) Excludes securities reflected in column (a).

(3) Included in the column (c) amount are 445,878 shares available for future issuance under Intevac's 2003 Employee Stock Purchase Plan.

(4) On January 19, 2022, the Board adopted the Inducement Plan and, subject to the adjustment provisions of the Inducement Plan, reserved 1,200,000 shares of the Company's common stock for issuance pursuant to equity awards granted under the Inducement Plan. The Inducement Plan provides for the grant of equity-based awards, including nonstatutory stock options, restricted stock units, restricted stock, stock appreciation rights, performance shares and performance units, and its terms are substantially similar to the Company's 2020 Plan. The Inducement Plan was adopted without stockholder approval pursuant to Rule 5635(c)(4) of the Nasdaq Listing Rules. In accordance with that rule, awards under the Inducement Plan may only be made to individuals not previously employees or non-employee directors of the Company (or following such individuals' bona fide period of non-employment with the Company), as an inducement material to the individuals' entry into employment with the Company. The terms of the Inducement Plan are otherwise substantially similar to those of the 2020 Plan, including with respect to treatment of equity awards in the event of a "merger" or "change in control" as defined under the Inducement Plan.

# SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the ownership of our common stock as of March 29, 2024, for each person or entity who is known by us to own beneficially more than 5% of the outstanding shares of our common stock, each of the NEOs in the 2023 Summary Compensation Table on page 57, each of our directors, and all directors and current executive officers of Intevac as a group.

| | Total Number of Shares (2) | Common Stock | Rights to Acquire (3) | Percentage Beneficially Owned (4) |
|---|---|---|---|---|
| **Principal Stockholders, Executive Officers and Directors (1)** | | | | |
| *5% Stockholders:* | | | | |
| Bleichroeder LP (5) | 5,039,023 | 5,039,023 | — | 18.96% |
| Royce & Associates LP (6) | 3,400,706 | 3,400,706 | — | 12.79% |
| Blackrock (7) | 1,831,291 | 1,831,291 | — | 6.89% |
| *NEOs:* | | | | |
| Nigel Hunton | 256,292 | 231,871 | 24,421 | * |
| Kevin Soulsby | 43,757 | 36,151 | 7,606 | * |
| John Dickinson | 35,781 | 26,390 | 9,391 | * |
| James Moniz (8) | 274,771 | 274,771 | — | * |
| *Non-Employee Directors:* | | | | |
| Kevin D. Barber | 81,000 | 44,000 | 37,000 | * |
| David S. Dury (9) | 238,000 | 195,000 | 43,000 | * |
| Dorothy D. Hayes | 67,000 | 35,000 | 32,000 | * |
| Michele F. Klein | 77,000 | 40,000 | 37,000 | * |
| All directors and executive officers as a group (7 persons) | 798,830 | 608,412 | 190,418 | 3.00% |

\* Less than 1%

(1) Unless otherwise indicated in their respective footnote, the address for each listed person is c/o Intevac, Inc., 3560 Bassett Street, Santa Clara, CA 95054.

(2) The number and percentage of shares beneficially owned is determined in accordance with Rule 13d-3 of the Exchange Act, and the information is not necessarily indicative of beneficial ownership for any other purpose. Unless otherwise indicated in the footnotes, each person or entity has sole voting and investment power (or shares such powers with his or her spouse) with respect to the shares shown as beneficially owned.

(3) Includes any shares which the individual or entity has the right to acquire within 60 days of March 29, 2024, through the exercise of any vested stock option and the vesting of performance shares and restricted stock units.

(4) The total number of shares of Common Stock outstanding was 26,584,057 as of March 29, 2024.

(5) The address of Bleichroeder LP ("Bleichroeder") is 1345 Avenue of the Americas, New York, NY 10105. This information was obtained from a filing made with the SEC pursuant to Section 13(g) of the Exchange Act on February 14, 2024. Bleichroeder reported sole voting and dispositive power as to 5,039,023 shares of Common Stock beneficially owned. Clients of Bleichroeder have the right to receive and the ultimate power to direct the receipt of dividends from, or the proceeds of the sale of, such securities. 21 April Fund, Ltd. ("21 April"), a Cayman Islands company for which Bleichroeder acts as investment adviser, may be deemed to beneficially own 3,611,374 of the reported 5,039,023 shares.

(6) The address of Royce & Associates LP is 745 Fifth Avenue, New York, NY 10151. This information was obtained from a filing made with the SEC pursuant to Section 13(g) of the Exchange Act on January 23, 2024. Royce & Associates LP reported sole voting and dispositive power as to all shares of Common Stock beneficially owned.

(7) The address of Blackrock Inc. is 50 Hudson Yards, New York, NY 10001. This information was obtained from a filing made with the SEC pursuant to Section 13(g) of the Exchange Act on January 26, 2024. Blackrock Inc. reported sole voting power as to 1,807,489 shares of Common Stock beneficially owned and sole dispositive power as to all shares of Common Stock beneficially owned.

(8) Mr. Moniz retired from the Company on August 4, 2023. We have provided his ownership information based on the last information known to us.

(9) Includes 195,000 shares that Mr. Dury holds indirectly through a trust with his spouse.

# CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

**Review, Approval or Ratification of Related Person Transactions**

In accordance with our Code of Business Conduct and Ethics, our Director Code of Ethics and its charter, our Audit Committee reviews and approves in advance in writing any proposed related party transactions. The most significant related party transactions, as determined by the Audit Committee, must be reviewed and approved in writing in advance by our Board. Any related party transaction will be disclosed in the applicable SEC filing as required by the rules of the SEC. For purposes of these procedures, "related person" and "transaction" have the meanings contained in Item 404 of Regulation S-K.

Since the beginning of fiscal 2022, there were no transactions to which Intevac was a party or will be a party, in which the amounts involved exceeded or will exceed $120,000 and in which the following persons had or will have a direct or indirect material interest:

- Any of our directors or executive officers;

- Any nominee for election as one of our directors;

- Any person or entity that beneficially owns more than five percent of our outstanding shares; or

- Any member of the immediate family of any of the foregoing person.

A member of the Board through November 2022, Mark Popovich, rendered professional services to the Company at a rate of $3,125 per week plus expenses, from May 23, 2022 through October 7, 2022. The Company incurred charges of approximately $62,500 associated with the professional services arrangement with Mr. Popovich in fiscal 2022.

# AUDIT COMMITTEE REPORT

The primary role of the Audit Committee is to provide oversight and monitoring of Intevac's management and the independent registered public accounting firm and their activities with respect to Intevac's financial reporting process. In the performance of its oversight function, the Audit Committee has:

- reviewed and discussed the audited financial statements with BPM LLP and management;

- discussed with BPM LLP the matters required to be discussed under the applicable requirements of the Public Company Accounting Oversight Board ("PCAOB") and the SEC; and

- received the written disclosures and the letter from BPM LLP required by the applicable requirements of the PCAOB regarding BPM LLP's communications with the Audit Committee concerning independence, and has discussed with BPM LLP their independence; and

- considered whether the provision of services covered by Principal Accountant Fees and Services is compatible with maintaining the independence of BPM LLP.

Based upon the review and discussions described in this report, the Audit Committee recommended to the Board that the audited financial statements be included in Intevac's Annual Report on Form 10-K for the fiscal year ended December 30, 2023.

*Respectfully submitted by the members of the Audit Committee of the Board of Directors*

> Dorothy D. Hayes (Chair)
> Kevin D. Barber
> David D. Dury

## OTHER BUSINESS

The Board knows of no other business that will be presented for consideration at the Annual Meeting. If other matters are properly brought before the Annual Meeting, however, it is the intention of the persons named in the accompanying proxy to vote the shares represented thereby on such matters in accordance with their best judgment.

**BY ORDER OF THE BOARD OF DIRECTORS**

KEVIN SOULSBY
*Interim Chief Financial Officer, Secretary and Treasurer*

April 10, 2024



**FORM 10-K**

FOR THE FISCAL YEAR ENDED DECEMBER 30, 2023

INTEVAC, INC.

# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
**Washington, D.C. 20549**

# Form 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
**For the fiscal year ended December 30, 2023**

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the transition period from          to**
**Commission file number 0-26946**

# INTEVAC, INC.
**(Exact name of registrant as specified in its charter)**

| **Delaware** | **94-3125814** |
|---|---|
| **(State or other jurisdiction of** | **(I.R.S. Employer** |
| **incorporation or organization)** | **Identification No.)** |

**3560 Bassett Street**
**Santa Clara, California 95054**
**(Address of principal executive office, including Zip Code)**
**Registrant's telephone number, including area code: (408) 986-9888**
**Securities registered pursuant to Section 12(b) of the Act:**

| **Title of each class** | **Trading Symbol(s)** | **Name of each exchange on which registered** |
|---|---|---|
| Common Stock ($0.001 par value) | IVAC | The Nasdaq Stock Market LLC (Nasdaq Global Select) |

**Securities registered pursuant to Section 12(g) of the Act:**
**None.**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   ☐ Yes   ☒ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   ☐ Yes   ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   ☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   ☒ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.:

| | | |
|---|---|---|
| Large accelerated filer ☐ | | Accelerated filer ☐ |
| Non-accelerated filer ☒ | | Smaller reporting company ☒ |
| | | Emerging growth company ☐ |

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.   ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.   ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.   ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b).   ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   ☐ Yes   ☒ No

As of July 1, 2023, the aggregate market value of voting and non-voting stock held by non-affiliates of the registrant was approximately $95,061,431 (based on the closing price for shares of the registrant's Common Stock as reported by the Nasdaq Stock Market for the last trading day prior to that date).

Shares of Common Stock held by each executive officer and director have been excluded in that such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

On February 14, 2024, 26,576,160 shares of the registrant's Common Stock, $0.001 par value, were outstanding.

**DOCUMENTS INCORPORATED BY REFERENCE.**

Portions of the registrant's Proxy Statement for the 2024 Annual Meeting of Stockholders are incorporated by reference into Part III. Such proxy statement will be filed within 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K.

**INTEVAC, Inc.**

**Index to the Form 10-K**

**For the Fiscal Year Ended December 30, 2023**

# CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information in this Annual Report on Form 10-K ("Annual Report" or "Form 10-K") of Intevac, Inc. and its subsidiaries ("Intevac", "we" or the "Company"), including in Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations," is forward-looking in nature. All statements in this Annual Report, including those made by the management of Intevac, other than statements of historical fact, are forward-looking statements. Examples of forward-looking statements include statements regarding Intevac's future financial results, operating results, cash flows and cash deployment strategies, business strategies, costs, products, working capital, competitive positions, management's plans and objectives for future operations, research and development, acquisitions and joint ventures, growth opportunities, customer contracts, investments, liquidity, declaration of dividends, and legal proceedings, as well as market conditions and industry trends. These forward-looking statements are based on management's estimates, projections and assumptions as of the date hereof and include the assumptions that underlie such statements. Forward-looking statements may contain words such as "may," "will," "should," "could," "would," "expect," "plan," "anticipate," "believe," "estimate," "predict," "potential" and "continue," the negative of these terms, or other comparable terminology. Any expectations based on these forward-looking statements are subject to risks and uncertainties and other important factors, including those discussed in Item 1A, "Risk Factors," below and elsewhere in this Annual Report. Other risks and uncertainties may be disclosed in Intevac's prior Securities and Exchange Commission ("SEC") filings. These and many other factors could affect Intevac's future financial condition and operating results and could cause actual results to differ materially from expectations based on forward-looking statements made in this Annual Report or elsewhere by Intevac or on its behalf. Intevac undertakes no obligation to revise or update any forward-looking statements.

The following information should be read in conjunction with the consolidated financial statements and the accompanying Notes to Consolidated Financial Statements included in this Annual Report.

# PART I

## Item 1.    *Business*

### Overview

Founded in 1991, Intevac is a leading provider of thin-film process technology and manufacturing platforms for high-volume manufacturing environments. As a long-time supplier to the hard disk drive ("HDD") industry, over the last 20 years we have delivered over 180 of our industry-leading 200 Lean® systems, which currently represent the majority of the world's capacity for HDD disk media production. Today, we believe that all of the technology upgrade initiatives for next-generation media for the HDD industry, along with planned media capacity additions over the next several years, are being deployed on our 200 Lean platform. With over 30 years of leadership in designing, developing, and manufacturing high-productivity, thin-film processing systems, we also are leveraging our technology and know-how for additional applications, such as protective coatings for the advanced coatings ("ADVC") market, formerly known as the display cover panel ("DCP") market.

In December 2021, Intevac sold its Photonics business, which consisted of developing, manufacturing and selling compact, high-sensitivity digital-optical products for the capture and display of extreme low-light images. As a result of this disposition, the results of operations from the Photonics business are reported as "net income (loss) from discontinued operations, net of taxes" in the consolidated financial statements in Item 8 of this Annual Report. For more information, see Note 2 "Divestiture and Discontinued Operations" to the consolidated financial statements in Item 8 of this Annual Report.

Intevac also previously designed, developed and marketed manufacturing equipment for the photovoltaic ("PV") solar cell and advanced semiconductor packaging ("ASP") industries. In March 2022, the Company's management realigned its operational focus and eliminated several research and development ("R&D") programs and product offerings. As part of this realignment effort, the Company ceased its efforts to develop and market several of its manufacturing platforms for the ADVC, PV and ASP industries.

### *HDD Equipment Market*

Intevac designs, manufactures, markets and services complex capital equipment used to deposit thin films and lubricants onto substrates to produce magnetic disks that are used in HDDs. Disk and disk drive manufacturers produce magnetic disks in a sophisticated manufacturing process involving many steps, including plating, annealing, polishing, texturing, sputtering, etching, stripping and lubrication. Intevac believes its systems represent approximately 65% of the installed capacity for disk sputtering worldwide. Intevac's systems are used by manufacturers of magnetic media such as Seagate Technology and Western Digital Corporation (including its wholly-owned subsidiary HGST).

HDDs are a primary storage medium for digital data in enterprise nearline "cloud" applications, enterprise performance and surveillance applications, and, to a lesser extent, in personal computers ("PCs"). Intevac believes that HDD media unit shipments will grow over time, driven by continued high growth rates in digitally-stored data, the slowing of areal density improvements, increased demand for nearline drives for cloud storage, continuing increases in the HDD tie ratio (the average number of disks per hard drive), and new and emerging applications. The projected growth rates for digitally-stored data on HDDs exceed the rate of areal density improvements, at the same time as the tie ratio is increasing, which results in demand for magnetic disks outpacing HDD units.

In recent years HDD media units have been negatively impacted by an overall decline in desktop PC units, the adoption of solid state drives ("SSDs") in desktops, as well as laptops and other mobile devices, and the transition to centralized storage. Although the HDD industry continues to expect growth in the nearline data storage market segment, the transition to centralized storage combined with the negative growth in PC shipments has resulted in lower HDD shipments in recent years. However, Intevac continues to believe that long-term demand for hard disks required for high capacity HDDs will increase, driven by growth in demand for digital storage, a slowing growth rate in areal density improvements, and increased information technology spending to support the transition to cloud storage. The number of disk manufacturing systems needed to support this growth as well as future technology transitions and improvements is expected to vary from year to year depending on the factors noted above.

Intevac expects that HDD manufacturers will extend their utilization of planar perpendicular media with the introduction of new technologies such as Heat Assisted Magnetic Recording ("HAMR") and Energy Assisted Magnetic Recording ("EAMR"). Initial shipments of HAMR and EAMR-based HDDs began in 2020. Intevac believes that leading manufacturers of magnetic media that are using Intevac systems will continue to advance these new technologies, which Intevac expects will create a significant market opportunity for Intevac to develop and install the HDD system upgrades that will be required by these new technologies.

With the slowing of HDD media unit demand that occurred beginning in mid-2022, Intevac's customers elected to accelerate deployment of HAMR system upgrades during this period of lower capacity utilization, and at the same time elected to spread their expected media capacity additions more ratably over a two- to four-year period. Intevac's HDD revenues through the 2024 timeframe are expected to consist primarily of HDD upgrades, spares and field service.

### Advanced Coatings Market

Intevac develops equipment to deposit optically transparent thin films onto DCPs typically found on consumer and automotive electronics products, including smartphones, foldable devices, smartwatches, wearable devices, tablet PCs, gaming systems, digital cameras, automotive infotainment systems, point-of-sale devices, and digital signage. In 2023, approximately 1.2 billion smartphones, 504 million smart watches, and 123 million tablet PCs were shipped to consumers worldwide. For smartphones alone, it is forecasted that nearly 1.25 billion units will ship in 2027.

DCPs are typically made of tempered glass, such as soda-lime or aluminosilicate, or other materials such as sapphire, glass-ceramic and colorless polyimide. The primary function of the DCP is to provide a clear protective interface to the display it protects. In many cases, the DCP is treated with various coatings to enhance its protective performance as well as for clarity, readability and touch sensitivity. The types of coatings typically found on DCPs of electronic devices include: Scratch Protection ("SP"), Anti-Reflection ("AR"), Anti-Fingerprint ("AF") and Non-Conductive Vacuum Metallization ("NCVM") coatings.

SP coatings generally consist of hard thin films deposited onto the surface of the DCP. Their primary function is to provide enhanced protection against the incidence of scratch, but they can also provide greater breakage resistance. Intevac developed its own SP coating for DCP applications, utilizing its production-proven carbon film technology that is also used on HDD media. This coating provides a hard protective layer which significantly improves the DCP's resistance to scratches and breakage. Intevac expects that the adoption of AR and NCVM coatings on mobile devices will create an increased need for SP coatings and provide a significant demand opportunity for ultra-durable protective glass coatings.

AR coatings enable greater light transmission though the DCP by reducing the light reflected by the surface back to the user's eye. This allows the user to more easily read the display and reduces the required power needed to display the image

4

which results in extending the battery life. AR coatings are typically soft and must be applied to the outer surface of the DCP. A significant drawback to using AR coatings is their susceptibility to scratch. As a result, smartphone manufacturers have been reluctant to implement AR coatings on their products. Intevac believes its ADVC systems and applications of various protective thin film technologies to create ultra-durable and more scratch-resistant AR coatings could represent a significant market opportunity.

AF coatings provide water and oil protection for the surface of the DCP. By preventing fingerprints, AF coatings provide greater aesthetics and increase the readability of the display. The drawback to AF coatings is their relatively low resistance to wear. The coating is soft and usually wears off within a few months of product purchase.

In March 2022, as part of Intevac's realignment effort, the Company ceased pursuing several ADVC projects and instead started a focused effort to develop a new, modular platform that can be configured to handle a variety of form factors, including two-dimensional ("2D") and three-dimensional ("3D") shapes and both small and large surface area substrates. This platform was introduced as TRIO™ in March 2022.

TRIO is a flexible, horizontal deposition tool platform that evolved from Intevac's decades of experience in delivering high-performance, cost-effective equipment for both the HDD and solar markets. TRIO leverages Intevac's materials science and coating equipment technology to deposit SP and AR coatings with enhanced durability for all types of mobile consumer devices, as well as auto display glass. The TRIO platform contains proprietary, patent-protected components and automation that allow fast, precise deposition of coatings with superior adhesion, hardness, strength, and optical properties.

In December 2022, the Company announced it had entered a joint development agreement with Corning Inc. ("Corning"), a major provider of glass and glass ceramic materials, for the development of TRIO for consumer device applications. In December 2023, the Company announced that it had successfully completed the qualification of its first TRIO system within the initial twelve months of the agreement with Corning. Intevac expects to continue to develop additional customer relationships for TRIO for other glass coating applications, such as in the automotive sector and advanced packaging market.

## TFE Products

Intevac's TFE product portfolio addressing the HDD and ADVC markets is based around common core technologies and competencies. Intevac believes its TFE product portfolio can be extended to support adjacent markets. Based on its history and market and technology leadership in the HDD industry, Intevac offers superior high-productivity vacuum handling of small substrates at the lowest cost of ownership. Lowest cost of ownership includes various advantages such as high target utilization, high throughput, small footprint, double-sided coating, and reduced materials costs.

The following table presents a representative list of our TFE products.

| TFE Products | Applications and Features |
|---|---|
| **HDD Equipment Market** | |
| 200 Lean® Disk Sputtering System | • Uses physical vapor deposition ("PVD") and chemical vapor deposition ("CVD") technologies.<br>• Deposits magnetic films, non-magnetic films and protective carbon-based overcoats.<br>• Provides high-throughput for small-substrate processing.<br>• Over 180 units shipped. |
| Upgrades, spares, consumables and services (non-systems business) | • Upgrades to the installed base to support the continued growth in areal density or reduce the manufacturing cost per disk. |
| **Advanced Coatings Market** | |
| TRIO™ | • Uses proprietary sputtering technology for multiple film types.<br>• Allows for precise deposition of thin film layering to manage film stress.<br>• Uses patented deposition systems and designs.<br>• Modular design enables expandability.<br>• Can operate at low vacuum pressure and temperature, allowing coating of a variety of substrate types.<br>• Can coat both 2D and 3D substrates of different sizes with high precision control of resultant performance. |

**Customer Concentration**

Historically, a significant portion of Intevac's revenue in any particular period has been attributable to sales to a limited number of customers.

The following customer accounted for at least 10 percent of Intevac's consolidated net revenues in fiscal 2023 and 2022.

|  | 2023 | 2022 |
|---|---|---|
| Seagate Technology | 92% | 80% |

Our reliance on sales to relatively few customers increased with the disposition of our Photonics business in December 2021, and we expect that sales of our products to relatively few customers will continue to account for a high percentage of our revenues in the foreseeable future.

Foreign sales accounted for 91% of revenue in fiscal 2023 and 87% of revenue in fiscal 2022. The majority of Intevac's foreign sales are to companies in Asia or to U.S. companies for use in their Asian manufacturing or development operations. Intevac anticipates that foreign sales will continue to be a significant portion of Intevac's revenues. Intevac's disk sputtering equipment customers include magnetic disk manufacturers, such as Showa Denko, and vertically integrated HDD manufacturers, such as Seagate Technology and Western Digital Corporation (including its wholly owned subsidiary HGST). Intevac's ADVC customers include DCP manufacturers, such as Truly Opto-electronics, and providers of glass and glass ceramic materials, such as Corning. Intevac's customers' manufacturing facilities are primarily located in California, China, Taiwan, Japan, Malaysia, Portugal and Singapore.

**Competition**

The principal competitive factors affecting the markets for Intevac's products include price, product performance and functionality, ease of integration, customer support and service, reputation and reliability. Intevac has one major competitor, Canon Anelva, in the HDD equipment market and has historically experienced intense worldwide competition for magnetic disk sputtering equipment. Intevac faces competition in the ADVC market from optical coating equipment manufacturers such as Optorun and Shincron on drum coating systems and Von Ardenne on inline systems, as well as from glass manufacturers that may develop scratch resistant glass, touchscreen manufacturers that may adopt harder substrate materials, and other equipment companies, chemical companies or the DCP manufacturers themselves, which may offer competing protective coatings. These competitors generally have substantially greater financial, technical, marketing, manufacturing and other resources as compared to Intevac. Furthermore, any of Intevac's competitors may develop enhancements to, or future generations of, competitive products that offer superior price or performance features. In addition, new competitors with enhanced products may enter the markets that Intevac currently serves.

**Marketing and Sales**

Sales are made primarily through Intevac's direct sales force. Intevac also sells its products through distributors in Japan and China. The selling process for Intevac's products is multi-level and lengthy, involving individuals from marketing, engineering, operations, customer service and senior management.

Installing and integrating new equipment requires a substantial investment by a customer. Sales of Intevac's systems depend, in significant part, upon the decision of a prospective customer to replace obsolete equipment or increase manufacturing capacity by upgrading or expanding existing manufacturing facilities or constructing new manufacturing facilities, all of which typically involve a significant capital commitment. Intevac's systems have a lengthy sales cycle, during which Intevac may expend substantial funds and management time and effort with no assurance that a sale will result.

The production of large complex systems requires Intevac to make significant investments in inventory both to fulfill customer orders and to maintain adequate supplies of spare parts to service previously shipped systems. Intevac maintains inventories of spare parts in the United States, Singapore, Malaysia and China to support its customers. Intevac often requires its customers to pay for systems in three installments, with a portion of the system price billed upon receipt of an order, a portion of the price billed upon shipment, and the balance of the price and any sales tax due upon completion of installation and acceptance of the system at the customer's factory.

Intevac provides process and applications support, customer training, installation, start-up assistance and post-installation service support to customers. Intevac supports U.S. customers from its headquarters in Santa Clara, California, and has field offices in Singapore, China, and Malaysia to support customers in Asia.

Warranties for Intevac's products typically range between 12 and 24 months from customer acceptance. During the warranty period any necessary non-consumable parts are supplied and installed without charge.

## Research and Development and Intellectual Property

Intevac's long-term growth strategy requires continued development of new products. Intevac works closely with its customers to design products that meet their planned technical and production requirements. Product development and engineering organizations are located primarily in the United States and Singapore.

Intevac's competitive position significantly depends on its research, development, engineering, manufacturing and marketing capabilities, and not just on Intevac's patent position. However, protection of Intevac's technological assets by obtaining and enforcing intellectual property rights, including patents, is important. Therefore, Intevac's practice is to file patent applications in the United States and other countries for inventions that Intevac considers important. Although Intevac does not consider its business to be materially dependent upon any one patent, the rights of Intevac and the products made and sold under Intevac's patents along with other intellectual property, including trademarks, know-how, trade secrets and copyrights, taken as a whole, are a significant element of Intevac's business.

Intevac enters into patent and technology licensing agreements with other companies when management determines that it is in Intevac's best interest to do so. Intevac pays royalties under existing patent license agreements for use of certain patented technologies in several of Intevac's products.

In the normal course of business, Intevac periodically receives and makes inquiries regarding possible patent infringements. In dealing with such inquiries, it may be necessary or useful for Intevac to obtain or grant licenses or other rights. However, there can be no assurance that such licenses or rights will be available to Intevac on commercially reasonable terms, or at all. If Intevac is not able to resolve or settle claims, obtain necessary licenses and/or successfully prosecute or defend its position, Intevac's business, financial condition and results of operations could be materially and adversely affected.

## Manufacturing

Intevac manufactures its products at its facilities in California and Singapore. Intevac's manufacturing operations include electromechanical assembly, vacuum processing, fabrication of sputter sources, and system assembly, alignment and testing.

## Government Regulations

We are subject to various government regulations in the United States as well as various international locations where we operate. These regulations cover several diverse areas including environmental compliance, import and export controls, economic sanctions, data and privacy protection, transfer pricing rules, anti-bribery, anti-trafficking and anti-trust provisions. Our policies mandate compliance with applicable laws and regulations administered by various state, federal and international agencies. We instituted various training programs to educate our employees on compliance with governmental regulations, as well as applied legal and ethical practices in our everyday work. We are subject to international, federal, state, and local legislation, regulations, and other requirements relating to the use, storage, discharge, handling, emission, generation, manufacture, treatment and disposal of toxic or otherwise hazardous substances, chemicals, materials or waste; recycling and product packaging; worker health and safety; and other activities affecting the environment, our workforce, and the management of our manufacturing operations. We believe that our operations and facilities comply in all material respects with applicable environmental laws and worker health and safety laws. We treat the cost of complying with government regulations and operating a safe workplace as a normal cost of business and allocate the cost of these activities to all functions, except where the cost can be isolated and charged to a specific function. The environmental standards and regulations promulgated by government agencies in California and Singapore are particularly rigorous and set a high standard of compliance. In addition, climate change legislation is a significant topic of recent discussion and has generated and may continue to generate federal, international or other regulatory responses in the near future. We believe our costs of compliance with these regulations and standards are comparable to other companies operating similar facilities in these jurisdictions. We are also subject to import/export controls, tariffs, and other trade-related regulations and restrictions in the countries in which we have operations or otherwise do business. These controls, tariffs, regulations, and restrictions (including those related to, or affected by,

United States-China relations) have had, and we believe may continue to have, a material impact on our business, including our ability to sell products and to manufacture or source components. The development of additional statutes and regulations and interpretation of existing statutes and regulations with respect to our industry can be expected to evolve over time. As with any commercial enterprise, we cannot predict with certainty the nature or direction of the development of federal statutes and regulations that will affect our business operations.

**Human Capital Resources**

*General Information About Our Human Capital Resources*

As of December 30, 2023, we had 128 employees, including 2 contract employees. Approximately 58% of our employees are located in the United States and 42% are located in Asia. Of our total workforce, 34 employees are involved in research and development; 62 employees are involved in operations, manufacturing, service and quality assurance; and 32 employees are involved in sales, order administration, marketing, finance, information technology, general management and other administrative functions.

*Core Principles*

Our core values are integral to Intevac's culture. We pride ourselves in providing a safe and positive work environment where mutual respect and ethical conduct is a core value. We believe in continuous learning and professional development and provide employees with opportunities to grow.

*Community Involvement*

Our employees are committed to making a difference in the community by actively volunteering and fundraising for many charities, including the American Cancer Society, Second Harvest, Humane Society, Make-a-Wish Foundation, and Salvation Army.

*Health and Safety*

The health and safety of our employees is of utmost importance to us. We conduct regular self-assessments and audits to ensure compliance with our health and safety guidelines and regulatory requirements. Our ultimate goal is to achieve a level of work-related injuries as close to zero as possible through continuous investment in our safety programs. We provide protective gear (e.g., eye protection, masks and gloves) as required by applicable standards and as appropriate given employee job duties. Annual participation in trainings related to ethics, environment, health and safety, and emergency responses are at or near 100%.

*Talent Management*

We regularly monitor and review human capital metrics that are key to our business, including hiring statistics, promotion rates, turnover rates, career growth and development, and diversity and inclusion.

*Hiring Practices*

It is our policy to hire and promote the best-qualified person for the job and comply fully with all domestic, foreign and local laws relating to discrimination in the workplace. Our good faith outreach efforts are designed to ensure that there are no barriers for members of any group and to encourage interest by all qualified persons. We believe our actions enhance diversity, including recruiting at venues representing women, minorities and U.S. military veterans.

*Turnover*

We continually monitor employee turnover rates, both regionally and as a whole, as our success depends upon retaining our highly trained engineering, manufacturing and operating personnel. The average tenure of our employees is 9.5 years in the United States and 10.9 years in Asia.

*Diversity and Inclusion*

Recognizing and respecting our global presence, we strive to maintain a diverse and inclusive workforce everywhere we operate. We believe that a diverse and motivated workforce is vital to our success. We strive to advance diversity and inclusion through various talent acquisition programs to attract, retain and develop a diverse, highly-skilled work force. We conduct employee surveys to provide on-going feedback on how we are doing against our commitment to treat all employees fairly and provide equal opportunity in an environment free of discrimination. Our diversity and inclusion principles are also reflected in our employee training, in particular by educating employees about our policies against harassment and bullying and about the elimination of bias in the workplace.

*Management Team*

We believe our management team has the experience necessary to effectively execute our strategy and advance our product and technology leadership. Our chief executive officer has more than 25 years of industry experience. He is supported by an experienced and talented professional team.

*Training and Talent Development*

We are committed to the continued development of our employees. Strategic talent reviews and succession planning occur on a planned cadence annually – globally and across all business areas. We are committed to identifying and developing the talents of our next generation leaders. We have a robust talent and succession planning process and have established specialized programs to support the development of our talent pipeline for critical roles in management, engineering, and operations. We also provide technical, professional and leadership training to our employees. We recognize and support the growth and development of our employees and offer opportunities to participate in internal as well as external learning opportunities.

*Compensation and Benefits*

We strive to offer employees regionally competitive compensation and benefits that are aligned to our values. All employees receive a base salary, incentive compensation and welfare benefits. Depending on the region, benefits may include medical, dental and vision coverage, short and long-term disability income protection, flexible spending plans (health, dependent and limited flexible spending) and basic and supplemental life insurance, accidental death and dismemberment insurance and retirement savings plan. Intevac pays the majority or all of the costs for these benefits.

We have various employee incentive plans. Our profit-sharing plan provides for the distribution of a percentage of pre-tax profits to substantially all of our employees not eligible for other performance-based incentive plans. Our executives, key contributors and employees participate in bonus plans based on the achievement of profitability and other individual performance goals and objectives.

To foster a stronger sense of ownership and align the interests of employees with our stockholders we grant equity-based awards, including restricted stock units and performance-based restricted stock units to eligible employees. We also have an employee stock purchase plan, which provides employees with the opportunity to purchase Intevac common stock at a discount through payroll deductions. See Note 4 to the consolidated financial statements in Item 8 of this Annual Report for a description of these plans.

*Oversight and Management*

In accordance with its charter, our Human Capital Committee periodically reviews our employee programs and initiatives, including healthcare and other benefits, as well as our management development and succession planning practices and strategies.

**Executive Officers of Intevac**

Certain information about our executive officers and other key officers as of February 15, 2024 is listed below:

| Name | Age | Position |
|---|---|---|
| *Executive Officers:* | | |
| Nigel D. Hunton . . . . . . . . . . . . | 61 | President and Chief Executive Officer |
| Kevin Soulsby . . . . . . . . . . . . . . | 66 | Interim Chief Financial Officer, Secretary and Treasurer |
| John Dickinson . . . . . . . . . . . . . | 56 | Vice President of Operations |
| *Other Key Officers:* | | |
| Samuel Harkness . . . . . . . . . . . . | 58 | Vice President of Product Development and Technology |
| Eva Valencia . . . . . . . . . . . . . . . | 60 | Vice President of Sales |

*Mr. Hunton* joined Intevac in January 2022 as President and Chief Executive Officer and a member of the Board of Directors. Prior to joining Intevac, Mr. Hunton served as President and Chief Executive Officer at Photon Control Inc., a fiber optics equipment manufacturing company, from May 2019 to July 2021. From July 2017 to May 2019, he was the President and Chief Executive Officer at Ferrotec (USA) Corporation, an electronics component manufacturing company. From April 2017 to July 2017, Mr. Hunton served as Special Projects Manager at Ferrotec GmbH. Mr. Hunton served as Managing Director at Hunton Associates Ltd, a management consulting company, from January 2016 to July 2017. From 2012 to 2015, Mr. Hunton served as Chief Executive Officer of MBA Polymers, Inc., a recycling company. From 1985 to 2012, Mr. Hunton served in various management roles at the Edwards Group, a global vacuum technology company. Mr. Hunton holds a BS in mechanical engineering from University of Manchester Institute of Science and Technology.

*Mr. Soulsby* has served as interim Chief Financial Officer since July 2023. Mr. Soulsby joined Intevac in February 1991 and previously served as Corporate Controller from 1995 through 2019 and as Managing Director, Tax & Risk Management from 2019 through July 2023. Mr. Soulsby holds an MBA and a BSC in Accounting from Santa Clara University.

*Mr. Dickinson* joined Intevac as Vice President of Operations in August 2022. Mr. Dickinson previously served as Director, Mechanical Engineer within the ICAPS group (encompassing chips for IoT, communications, automotive, power, and sensors) of Applied Materials, Inc. from April 2021 to August 2022. From January 2018 to April 2021, Mr. Dickinson served as Managing Director of the Livermore Business Unit of Ferrotec USA. From 2012 until April 2018, Mr. Dickinson served as Applications Engineering Director, Distinguished Member of the Technical Staff at Applied Materials, Inc. From 1995 to 2012, Mr. Dickinson held various management and engineering roles at the Edwards Group. Mr. Dickinson holds a MS in Mechanical Engineering and Materials from the University of London.

*Dr. Harkness* has served as Vice President of Product Development and Technology since May 2022. Dr. Harkness re-joined Intevac in October 2018 as a Senior Member of the Technical Staff and accepted increasing responsible leadership positions to include his current role. From 2014 to 2018, Dr. Harkness served as Founder and President of HIA, Inc., a magnetron development company that was acquired by Intevac in August 2022. In 2013 to 2014, Dr. Harkness was a Technologist for Veeco Instruments, a global capital equipment company. From 2012 to 2013, Dr. Harkness was Device Physicist for Plextronics Inc., a start-up venture in OLED solution processing. From 1998 to 2009, Dr. Harkness held various technical leadership roles at Seagate Technology in the component development organization for hard disk drive products. From 2010 to 2012 and from 1996 to 1998, Dr. Harkness held various management and engineering roles at Intevac. Dr. Harkness holds a Ph.D. and a BS in material science and engineering from the University of Florida.

*Ms. Valencia* joined Intevac as Vice President of Sales in November 2022. From August 2021 to November 2022, Ms. Valencia served as Senior Director, Semiconductor Sales at MKS Corporation, a provider of semiconductor manufacturing, advanced electronics and specialty industrial application products. From July 2019 to August 2021, Ms. Valencia served as Vice President at Photon Control Inc., a provider of optical sensors and systems to the semiconductor equipment industry. From March 2013 to July 2019, Ms. Valencia was Sales Director at Ferrotec (USA) Corporation, an electronics component manufacturing company. From 2011 until 2013, Ms. Valencia was Western Regional Sales Manager at Maine Machine, a manufacturer of high tolerance precision machined components and assemblies. From 2008 until 2011, Ms. Valencia served as Key Account Manager at Entegris Corporation, a provider of advanced materials and materials handling solutions for semiconductor manufacturing processes. From 2006 until 2008, Ms. Valencia served as Western Regional Sales Manager at SUSS MicroTec Inc., a supplier of equipment and process solutions for the semiconductor industry and adjacent markets such as advanced packaging, microelectromechanical systems (MEMS) and light emitting diode (LED). Ms. Valencia holds a BS in Biology from Notre Dame de Namur University.

## Available Information

Intevac's website is *www.intevac.com.* Intevac makes available free of charge, on or through its website, its annual, quarterly and current reports, and any amendments to those reports, as soon as reasonably practicable after electronically filing such reports with, or furnishing them to, the SEC. Information contained on Intevac's website is not a part of, nor incorporated by reference into, this Annual Report or Intevac's other filings with the SEC.

## Trademarks

Intevac's trademarks include the following: "200 Lean" and "INTEVAC TRIO™"

**Item 1A.** *Risk Factors*

We face a variety of risks that may affect our business, financial condition or results of operations, and many of those risks are driven by factors that we cannot control or predict. Investors should carefully consider the risks described below and all of the other information set forth in this Annual Report, before deciding to invest in our common stock. If any of the risks described below occur, our business, financial condition, results of operations and prospects could be materially adversely affected. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our operations.

**Risks Related to Our Business**

*The industries we serve are cyclical, volatile and unpredictable.*

A significant portion of our revenue is derived from the sale of equipment used to manufacture commodity technology products such as disk drives and cell phones. This subjects us to business cycles, the timing, length and volatility of which can be difficult to predict. When demand for commodity technology products exceeds production capacity, then demand for new capital equipment such as ours tends to be amplified. Conversely, when supply of commodity technology products exceeds demand, then demand for new capital equipment such as ours tends to be depressed. We cannot predict with any certainty when these cycles will begin or end. For example, our sales of systems for magnetic disk production increased in 2016 as a customer began upgrading the technology level of its manufacturing capacity. Sales of systems and upgrades for magnetic disk production in 2017 and 2018 were higher than in 2016 as this customer's technology upgrade continued. However, sales of systems and upgrades for magnetic disk production in each of 2019, 2020, 2021, 2022 and 2023 were down from the levels in 2018 as this customer took delivery of fewer or no (in the case of 2021 and 2022) systems. In 2023, this customer cancelled orders for ten 200 Lean HDD systems due to the customer postponing previously planned media capacity additions, and we recorded a backlog reduction of $66.0 million. We expect sales of systems and upgrades for magnetic disk production in 2024 will be lower than the levels in 2023.

Our equipment represents only a portion of the capital expenditure that our customers incur when they upgrade or add production capacity. Accordingly, our customers generally commit to making large capital expenditures far in excess of the cost of our systems alone when they decide to purchase our systems. The magnitude of these capital expenditures requires our customers to have access to large amounts of capital. Our customers generally reduce their level of capital investment during downturns in the overall economy or during a downturn in their industries. Reductions in capital investment could be particularly pronounced during periods of higher interest rates due to the increased cost of obtaining capital.

We must effectively manage our resources and production capacity to meet rapidly changing demand. Our business experiences rapid growth and contraction, which stresses our infrastructure, internal systems and managerial resources. During periods of increasing demand for our products, we must have sufficient manufacturing capacity and inventory to meet customer demand; attract, retain and motivate a sufficient number of qualified individuals; and effectively manage our supply chain. During periods of decreasing demand for our products, we must be able to align our cost structure with prevailing market conditions; motivate and retain key employees; and effectively manage our supply chain.

*We are exposed to risks associated with a highly concentrated customer base.*

Historically, a significant portion of our revenue in any particular period has been attributable to sales of our disk sputtering systems to a limited number of customers. Our reliance on sales to relatively few customers has increased with the disposition of our Photonics business in December 2021, and we expect that sales of our products to relatively few customers will continue to account for a high percentage of our revenues in the foreseeable future. This concentration of customers, when combined with changes in the customers' specific capacity plans and market share shifts, can lead to extreme variability in our revenue and financial results from period to period. The concentration of our customer base may also enable our customers to demand pricing and other terms unfavorable to Intevac and makes us more vulnerable to changes in demand by or issues with a given customer. The loss of one or more of these large customers, or delays in purchasing by any of them, would have a material and adverse effect on our revenues.

*Sales of our equipment are primarily dependent on our customers' upgrade and capacity expansion plans and whether our customers select our equipment.*

We have no control over our customers' upgrade and capacity expansion plans, and we cannot be sure they will select, or continue to select, our equipment when they upgrade or expand their capacity. The sales cycle for our equipment systems can be a year or longer, involving individuals from many different areas of Intevac and numerous product presentations and demonstrations for our prospective customers. Our sales process also commonly includes production of samples and customization of our products. We do not typically enter into long-term contracts with our customers, and until an order is actually submitted by a customer there is no binding commitment to purchase our systems. In some cases, orders are also subject to customer acceptance or other criteria even in the case of a binding agreement.

As of December 30, 2023, our total backlog was $42.4 million, which was primarily attributable to two customers. Our backlog includes orders under contracts that can extend for several years. Our backlog can be significantly affected by the timing of large orders. We may not realize all of the revenue included in our total backlog in the future. For example, in fiscal 2023, we removed $66.0 million from backlog upon receiving notices from a customer of the cancellation of orders for ten 200 Lean HDD systems due to the customer postponing previously planned media capacity additions. There can also be no assurance that our backlog will result in revenue in any particular period because the actual receipt, timing and amount of revenue under contracts included in backlog are subject to various contingencies, many of which are beyond our control. If our customers terminate, reduce or defer orders, we may be protected from certain costs and losses, but our sales will nevertheless be adversely affected, and we may not generate the revenue we expect.

Sales of new manufacturing systems are also dependent on obsolescence and replacement of the installed base of our customers' existing equipment with newer, more capable equipment. If upgrades are developed that extend the useful life of the installed base of systems, then we tend to sell more upgrade products and fewer new systems, which can significantly reduce total revenue.

Our 200 Lean HDD customers also experience competition from companies that produce alternative storage technologies like flash memory, which offer smaller size, lower power consumption and more rugged designs. These storage technologies are being used increasingly in enterprise applications and smaller form factors such as tablets, smart-phones, ultra-books, and notebook PCs instead of hard disk drives. Tablet computing devices and smart-phones have never contained, nor are they likely in the future to contain, a disk drive. Products using alternative technologies, such as flash memory, optical storage and other storage technologies are becoming increasingly common and could become a significant source of competition to particular applications of the products of our 200 Lean HDD customers, which could adversely affect our results of operations. If alternative technologies, such as flash memory, replace hard disk drives as a significant method of digital storage, then demand for our hard disk manufacturing products would decrease.

### *Our results of operations could be materially harmed if we are unable to accurately forecast demand for our products and manage product inventory in an effective and efficient manner.*

To ensure adequate inventory supply, we must forecast inventory needs and place orders with our suppliers before orders are placed by our customers. Factors that could affect our ability to accurately forecast demand for our products include: (1) an increase or decrease in customer demand for our products; (2) a failure to accurately forecast consumer acceptance for our new products such as the TRIO platform; (3) product introductions by competitors; (4) unanticipated changes in general market conditions or other factors (for example, because of effects on inventory supply and consumer demand caused by high inflation rates or other adverse macroeconomic conditions); (5) the uncertainties and logistical challenges that accompany operations on a global scale; and (6) terrorism or acts of war, or the threat thereof, political or labor instability or unrest, or public health crises..

If we fail to accurately forecast customer demand, we may experience excess inventory levels or a shortage of product to deliver to our customers. Inventory levels in excess of customer demand may result in inventory write-downs or write-offs, and the sale of excess inventory at discounted prices, which could harm our gross margin. Conversely, if we underestimate the demand for our products, we may not be able to produce products to meet our customer requirements, which could result in delays in the shipment of our products, negatively impact our ability to recognize revenue, generate lost sales, and cause damage to our reputation and relationships with our customers. Challenges in forecasting demand can also make it difficult to estimate future results of operations and financial condition from period to period and meet investor expectations. A failure to accurately predict the level of demand for our products or manage product inventory in an effective and efficient manner could adversely impact our results of operations and cause us not to achieve our expected financial results.

### *We are dependent on certain suppliers for parts used in our products.*

We are a manufacturing business. Purchased parts constitute the largest component of our product cost. Our ability to manufacture depends on the timely delivery of parts, components and subassemblies from suppliers. We obtain some of the key components and subassemblies used in our products from a single supplier or a limited group of suppliers. If any of our suppliers fail to deliver quality parts on a timely basis, we may experience delays in manufacturing, which could result in delayed product deliveries, increased costs to expedite deliveries or develop alternative suppliers, or require redesign of our products to accommodate alternative suppliers. Some of our suppliers are thinly capitalized and may be vulnerable to failure, particularly during economic downturns and periods of higher interest rates and inflation.

### *Supply chain and shipping disruptions could result in shipping delays, and increased product costs which may have a material adverse effect on our business, financial condition and results of operations.*

Supply chain disruptions have impacted, and may continue to impact, us and our suppliers. These disruptions have resulted in longer lead times and increased product costs and shipping expenses. While we have taken steps to minimize the impact of these increased costs by working closely with our suppliers and customers, prolonged supply chain disruptions could interrupt product manufacturing, increase lead times, increase product costs and continue to increase shipping costs, all of which could have a material adverse effect on our business, financial condition and results of operations.

### *We operate in an intensely competitive marketplace, and our competitors have greater resources than we do.*

In the market for our disk sputtering systems, we experience competition primarily from Canon Anelva, which has sold a substantial number of systems worldwide. Some of our competitors have substantially greater financial, technical, marketing, manufacturing and other resources than we do, especially in the ADVC market. Our competitors may develop enhancements to, or future generations of, competitive products that offer superior price or performance features, and new competitors may enter our markets and develop such enhanced products. Moreover, competition for our customers is intense, and our competitors have historically offered substantial pricing concessions and incentives to attract our customers or retain their existing customers.

### *Our operating results fluctuate significantly from quarter to quarter, which can lead to volatility in the price of our common stock.*

Our quarterly revenues and common stock price have fluctuated significantly. We anticipate that our revenues, operating margins and common stock price will continue to fluctuate for a variety of reasons, including: (1) changes in the demand, due to seasonality, cyclicality and other factors, in the markets for computer systems, storage subsystems and consumer electronics containing disks, as well as cell phones; (2) delays or problems in the introduction and acceptance of our new products, or delivery of existing products; (3) timing of orders, acceptance of new systems by our customers or cancellation or delay of those orders; (4) new products, services or technological innovations by our competitors or us; (5) changes in our manufacturing costs and operating expense; (6) changes in general economic, political, stock market and industry conditions; and (7) any failure of our operating results to meet the expectations of investment research analysts or investors.

Any of these, or other factors, could lead to volatility and/or a rapid change in the trading price of our common stock. In the past, securities class action litigation has been instituted against companies following periods of volatility in the market price of their securities. Any such litigation, if instituted against Intevac, could result in substantial costs and diversion of management time and attention.

### *Our success depends on international sales and the management of global operations.*

A significant portion of our revenue comes from regions outside the United States, and we expect that international sales will continue to account for a significant portion of our total revenue in future years. Most of our international sales are to customers in Asia, which includes products shipped to overseas operations of U.S. companies. We currently have manufacturing facilities in California and Singapore and international customer support offices in Singapore, China, and Malaysia. Certain of our suppliers are also located outside the United States.

Managing our global operations presents challenges including, but not limited to, those arising from: (1) global trade issues; (2) variations in protection of intellectual property and other legal rights in different countries; (3) concerns of U.S. governmental agencies regarding possible national commercial and/or security issues posed by manufacturing businesses in Asia; (4) fluctuation of interest rates, raw material costs, labor and operating costs, and exchange rates; (5) variations in the ability to develop relationships with suppliers and other local businesses; (6) changes in the laws and regulations of the United States, including export restrictions, and other countries, as well as their interpretation and application; (7) the need to provide technical and spare parts support in different locations; (8) political and economic instability; (9) cultural differences;

(10) varying government incentives to promote development; (11) shipping costs and delays; (12) adverse conditions in capital and credit markets; (13) variations in tariffs, quotas, tax codes and other market barriers; and (14) barriers to movement of cash.

We must regularly assess the size, capability and location of our global infrastructure and make appropriate changes to address these issues. Our failure to manage the risks and challenges associated with global operations could have a material adverse effect on our business.

### *Our success is dependent on recruiting and retaining a highly talented work force.*

Our employees are vital to our success, and our key management, engineering and other employees are difficult to replace. We do not maintain key person life insurance on any of our employees. The expansion of high technology companies worldwide has increased demand and competition for qualified personnel and has made companies increasingly protective of prior employees. It may be difficult for us to locate employees who are not subject to non-competition agreements and other restrictions.

The majority of our U.S. operations are located in California where the cost of living and of recruiting employees is high. Our operating results depend, in large part, upon our ability to retain and attract qualified management, engineering, marketing, manufacturing, customer support, sales and administrative personnel. Furthermore, we compete with industries such as the hard disk drive, semiconductor, and solar industries for skilled employees. Failure to retain existing key personnel, or to attract, assimilate or retain additional highly qualified employees to meet our needs in the future, could have a material and adverse effect on our business, financial condition and results of operations.

### Risks Related to Our Intellectual Property

### *Our growth depends on development of technically advanced new products and processes.*

We have invested heavily, and continue to invest, in the development of new products, such as our 200 Lean HDD and our TRIO platform for ADVC. Our success in developing and selling new products depends upon a variety of factors, including our ability to: (1) predict future customer requirements; (2) make technological advances; (3) achieve a low total cost of ownership for our products; (4) introduce new products on schedule; (5) manufacture products cost-effectively including transitioning production to volume manufacturing; (6) commercialize and attain customer acceptance of our products; and (7) achieve acceptable and reliable performance of our new products in the field. Our new product decisions and development commitments must anticipate continuously evolving industry requirements significantly in advance of sales. In addition, we are attempting to expand into new or related markets, including the ADVC market. Our expansion into the ADVC market is dependent upon the success of our customers' development plans. To date we have not recognized material revenue from such products. Failure to correctly assess the size of the market, successfully develop products on a timely basis, successfully develop cost effective products to address the market, or establish effective sales and support of new products would have a material adverse effect on future revenues and profits. In addition, if we invest in products for which the market does not develop as anticipated, we may incur significant charges related to such investments.

Rapid technological change in our served markets requires us to rapidly develop new technically advanced products. Our future success depends in part on our ability to develop and offer new products with improved capabilities and to continue to enhance our existing products. If new products have reliability or quality problems, our performance may be impacted by reduced orders, higher manufacturing costs, delays in acceptance and payment for new products and additional service and warranty expenses.

### *Our business depends on the integrity of our intellectual property rights.*

The success of our business depends upon the integrity of our intellectual property rights, and we cannot ensure that: (1) any of our pending or future patent applications will be allowed or that any of the allowed applications will be issued as patents or will issue with claims of the scope we sought; (2) any of our patents will not be invalidated, deemed unenforceable, circumvented or challenged; (3) the rights granted under our patents will provide competitive advantages to us; (4) other parties will not develop similar products, duplicate our products or design around our patents; or (5) our patent rights, intellectual property laws or our agreements will adequately protect our intellectual property or competitive position.

From time to time, we have received claims that we are infringing third parties' intellectual property rights or seeking to invalidate our rights. We cannot ensure that third parties will not in the future claim that we have infringed current or future patents, trademarks or other proprietary rights relating to our products. Any claims, with or without merit, could be time-consuming, result in costly litigation, cause product shipment delays or require us to enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on terms acceptable to us.

## Risks Related to Government Regulation

### *We are subject to risks of non-compliance with environmental and other governmental regulations.*

We are subject to a variety of governmental regulations relating to the use, storage, discharge, handling, emission, generation, manufacture, treatment and disposal of toxic or otherwise hazardous substances, chemicals, materials or waste. If we fail to comply with current or future regulations, such failure could result in suspension of our operations, alteration of our manufacturing process, remediation costs or substantial civil penalties or criminal fines against us or our officers, directors or employees. Additionally, these regulations could require us to acquire expensive remediation or abatement equipment and incur substantial expenses to comply with them.

In addition, climate change legislation is a significant topic of recent discussion and has generated and may continue to generate federal, international or other regulatory responses in the near future. If we or our suppliers, customers or partners fail to timely comply with applicable legislation, certain customers may refuse to purchase our products or we may face increased operating costs as a result of taxes, fines or penalties, or incur legal liability and reputational damage, which could harm our business, financial condition and results of operations.

## General Risk Factors

### *Global economic conditions may harm our industry, business and results of operations.*

We operate globally and as a result our business, revenue and profitability are impacted by global macroeconomic conditions. The success of our activities is affected by general economic and market conditions, including, among others, inflation, interest rates, tax rates, economic uncertainty, political instability, changes in laws, and trade barriers and sanctions. Inflation and government efforts to combat inflation, such as raising the benchmark interest rate, have increased and could continue to increase market volatility and have an adverse effect on the financial market and global economy. Volatility and adverse conditions in the capital and credit markets have negatively affected levels of business and consumer spending, heightening concerns about the likelihood of a global recession and potential default of various national bonds and debt backed by individual countries. Such developments, as well as the politics impacting these, could adversely affect our financial results. Uncertainty about worldwide economic conditions poses a risk as businesses may further reduce or postpone spending in response to reduced budgets, tight credit, negative financial news and declines in income or asset values, which could adversely affect our business, financial condition and results of operations. Geopolitical destabilization could continue to impact global currency exchange rates, commodity prices, trade and movement of resources, which may adversely affect the ability of our customers and potential customers to incur the capital expenditures necessary to purchase our products and services.

### *Our business could be negatively impacted by cyber and other security threats or disruptions.*

We face various cyber and other security threats, including attempts to gain unauthorized access to sensitive information and networks. Although we utilize various procedures and controls to monitor and mitigate the risk of these threats, there can be no assurance that these procedures and controls will be sufficient. These threats could lead to losses of sensitive information or capabilities; financial liabilities and damage to our reputation. If we are unable to maintain compliance with security standards applicable to defense contractors, we could lose business or suffer reputational harm. Cyber threats to businesses are evolving and include, but are not limited to, malicious software, destructive malware, attempts to gain unauthorized access to data, disruption or denial of service attacks, and other electronic security breaches that could lead to disruptions in our systems, unauthorized release of confidential, personal or otherwise protected information (ours or that of our employees, customers or partners), and corruption of data, networks or systems. We have experienced cybersecurity threats and incidents involving our systems and expect these incidents to continue. While none of the cybersecurity events have been material to date, a successful breach or attack could have a material adverse effect on our results of operations, financial condition or business, harm our reputation and relationships with our customers, business partners, employees or other third parties, and subject us to consequences such as litigation and direct costs associated with incident response. In addition, we could be impacted by cyber threats or other disruptions or vulnerabilities found in products we use or in our partners' or customers' systems that are used in connection with our business. These events, if not prevented or effectively mitigated, could damage our reputation, require remedial actions and lead to loss of business, regulatory actions, potential liability and other financial losses.

### *Changes to our effective tax rate affect our results of operations.*

As a global company, we are subject to taxation in the United States, Singapore and various other countries. Significant judgment is required to determine and estimate worldwide tax liabilities. Our future effective tax rate could be affected by: (1) changes in tax laws; (2) the allocation of earnings to countries with differing tax rates; (3) changes in worldwide projected annual earnings in current and future years: (4) accounting pronouncements; or (5) changes in the valuation of our deferred tax assets and liabilities. Although we believe our tax estimates are reasonable, there can be no assurance that any final determination will not be different from the treatment reflected in our historical income tax provisions and accruals, which could result in additional payments by Intevac.

### *Difficulties in integrating past or future acquisitions or implementing strategic divestitures could adversely affect our business.*

We have completed a number of acquisitions and dispositions during our operating history. We have spent and may continue to spend significant resources identifying and pursuing future acquisition opportunities. Acquisitions involve numerous risks including: (1) difficulties in integrating the operations, technologies and products of the acquired companies; (2) the diversion of our management's attention from other business concerns; and (3) the potential loss of key employees of the acquired companies. Failure to achieve the anticipated benefits of the prior and any future acquisitions or to successfully integrate the operations of the companies we acquire could have a material and adverse effect on our business, financial condition and results of operations. Any future acquisitions could also result in potentially dilutive issuance of equity securities, acquisition or divestiture-related write-offs or the assumption of debt and contingent liabilities. In addition, we have made and will continue to consider making strategic divestitures, such as the disposition of our Photonics business. With any divestiture, there are risks that future operating results could be unfavorably impacted if targeted objectives, such as cost savings or earnout payments associated with the financial performance of the divested business, are not achieved or if other business disruptions occur as a result of the divestiture or activities related to the divestiture.

### *We could be involved in litigation.*

From time to time, we may be involved in litigation of various types, including litigation alleging infringement of intellectual property rights and other claims and customer disputes. For example, in 2022 we settled an action against us under the Private Attorneys General Act ("PAGA") for $1.0 million. Litigation is expensive, subjects us to the risk of significant damages, requires significant management time and attention, and could have a material and adverse effect on our business, financial condition and results of operations.

### *Business interruptions could adversely affect our operations.*

Our operations are vulnerable to interruption by fire, earthquake, floods or other natural disaster, quarantines or other disruptions associated with infectious diseases, national catastrophe, terrorist activities, war, disruptions in our computing and communications infrastructure due to power loss, telecommunications failure, human error, physical or electronic security breaches and computer viruses, and other events beyond our control. We do not have a detailed disaster recovery plan. Despite our implementation of network security measures, our tools and servers may be vulnerable to computer viruses, break-ins and similar disruptions from unauthorized tampering with our computer systems and tools located at customer sites. Political instability could cause us to incur increased costs in transportation, make such transportation unreliable, increase our insurance costs or cause international currency markets to fluctuate. All these unforeseen disruptions and instabilities could have the same effects on our suppliers and their ability to timely deliver their products. In addition, we do not carry sufficient business interruption insurance to compensate us for all losses that may occur, and any losses or damages incurred by us could have a material adverse effect on our business and results of operations. For example, we self-insure earthquake risks because we believe this is the prudent financial decision based on the high cost of the limited coverage available in the earthquake insurance market. An earthquake could significantly disrupt our operations, most of which are conducted in California. It could also significantly delay our research and engineering effort on new products, most of which is also conducted in California. We take steps to minimize the damage that would be caused by business interruptions, but there is no certainty that our efforts will prove successful.

### *We could be negatively affected as a result of a proxy contest and the actions of activist stockholders.*

A proxy contest with respect to election of our directors, or other activist stockholder activities, could adversely affect our business because: (1) responding to a proxy contest and other actions by activist stockholders can be costly and time-consuming, disruptive to our operations and divert the attention of management and our employees; (2) perceived uncertainties as to our future direction caused by activist activities may result in the loss of potential business opportunities, and may make it more difficult to attract and retain qualified personnel and business partners; and (3) if individuals are elected to our Board of Directors with a specific agenda, it may adversely affect our ability to effectively and timely implement our strategic plans.

***We are required to evaluate our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act of 2002, and any adverse results from such evaluation could result in a loss of investor confidence in our financial reports and have an adverse effect on our stock price.***

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, our management must perform evaluations of our internal control over financial reporting. Although our assessment, testing, and evaluation resulted in our conclusion that as of December 30, 2023, our internal control over financial reporting was effective, we cannot predict the outcome of our testing in future periods. Ongoing compliance with this requirement is complex, costly and time-consuming. If we fail to maintain effective internal control over financial reporting, then we could be subject to restatement of previously reported financial results, regulatory sanctions and a decline in the public's perception of Intevac, which could have a material and adverse effect on our business, financial condition and results of operations.

**Item 1B.** *Unresolved Staff Comments*

None.

**Item 1C.** *Cybersecurity*

**Risk Management and Strategy**

We have established processes for assessing, identifying, and managing material risk from cybersecurity threats, and have integrated these processes into our overall risk management systems and processes. To prevent, detect and respond to information security threats, we maintain a cyber risk management program that employs a combination of Zero Trust security model and Cyber Security Framework ("CSF") in accordance with the National Institute of Standards and Technology ("NIST") security framework. Zero Trust is a security framework requiring all users to be authenticated, authorized, and continuously validated for security configuration before being granted access to applications and data. CSF is a set of voluntary guidelines that help organizations assess and improve their cybersecurity posture by implementing processes for identifying and mitigating risk, and detecting, responding to and recovering from cyberattacks.

We conduct periodic risk assessments to identify cybersecurity threats, as well as assessments in the event of a material change in our business practices that may affect information systems that are vulnerable to such cybersecurity threats. These risk assessments include identification of reasonably foreseeable internal and external risks, the likelihood and potential damage that could result from such risks, and the sufficiency of existing policies, procedures, systems, and safeguards in place to manage such risks. Following these risk assessments, we re-design, implement, and maintain reasonable safeguards to minimize identified risks; reasonably address any identified gaps in existing safeguards; and regularly monitor the effectiveness of our safeguards.

We engage a third-party outsourced security operations center in connection with our risk assessment processes. This service provider performs daily monitoring and testing of our safeguards for intrusion and vulnerabilities. We require this third-party service provider to certify that it has the ability to implement and maintain appropriate security measures, consistent with all applicable laws, to implement and maintain reasonable security measures in connection with their work with us, and to promptly report any suspected breach of its security measures that may affect Intevac.

Our Security Awareness Program includes training that reinforces our information technology risk and security management policies, standards and practices, as well as the expectation that employees comply with these policies. The Security Awareness Program engages personnel through training on how to identify potential cybersecurity risks and protect the Company's resources and information. This training is mandatory for all employees globally on a periodic basis, and it is supplemented by Company-wide testing initiatives, including periodic phishing tests. The Company provides specialized security training for certain employee roles such as application developers. Training includes information about confidentiality and security, as well as responding to unauthorized access to or use of information.

**Governance**

One of the key functions of our Board of Directors is informed oversight of our risk management processes, including risks from cybersecurity threats. Our Board of Directors is responsible for monitoring and assessing strategic risk exposure, and our executive officers are responsible for the day-to-day management of the material risks we face. Our Board of Directors administers its cybersecurity risk oversight function directly as a whole, as well as through the Audit Committee of the Board of Directors (the "Audit Committee"). The Audit Committee has primary responsibility for oversight of information security risks, including fraud, vendor, data protection and privacy, business continuity and resilience, and cybersecurity risks, and provides regular updates to the Board of Directors on such matters. The Audit Committee receives regular reports from our Director of Information Technology on, among other things, the Company's cyber risks and threats, the status of projects to strengthen the Company's information security systems, assessments of the Company's security program and the emerging threat landscape. Information security risk is a significant oversight focus area for the Audit Committee, as well as the entire Board of Directors. Over the course of fiscal year 2023, the Audit Committee received four separate cybersecurity briefings from our Director of Information Technology.

Our Director of Information Technology and our management committee on cybersecurity, which includes our CEO, interim CFO, and VP of Operations, are primarily responsible for assessing and managing our material risks from cybersecurity threats. Our Director of Information Technology, who leads a team responsible for enterprise-wide cybersecurity strategy, policy, standards, architecture and processes, has extensive experience and background in information technology, platform software, cloud computing, cybersecurity, enterprise strategy, risk management, and large complex system development, delivery, and deployment. Additionally, our Director of Information Technology chairs our Cybersecurity Incident Response Team, which is responsible for prevention, identification, containment, eradication and remediation of cybersecurity incidents. While we have not experienced a material information security (cybersecurity) incident, we maintain an information security (cybersecurity) risk insurance policy as a matter of good practice.

**Item 2.    *Properties***

Intevac maintains its corporate headquarters in Santa Clara, California. The location, approximate size and type of facility of the principal properties are listed below. Intevac leases all of its properties and does not own any real estate.

| Location | Square Footage | Principal Use |
| --- | --- | --- |
| Santa Clara, California . . . . . | 169,583(a),(b) | Corporate Headquarters; Marketing, Manufacturing, Engineering and Customer Support |
| Singapore . . . . . . . . . . . . . . | 31,947 | Manufacturing and Customer Support |
| Malaysia . . . . . . . . . . . . . . . | 1,291 | Customer Support |
| Shenzhen, China . . . . . . . . . | 2,568 | Customer Support |

(a)   In connection with the disposition of our Photonics business, we entered into a lease assignment agreement that assigns the lease obligation for two buildings in our California campus consisting of 94,890 square feet of rentable space to the buyer. As part of the assignment, we agreed to subsidize a portion of the buyer's lease payments through the remainder of the lease term which expires in March 2024.

(b)   On November 30, 2023, we entered into an amendment to the lease for our California campus. The lease amendment provides for (i) effective as of April 1, 2024, our surrender of an aggregate area of approximately 94,207 rentable square feet and (ii) the extension of the expiration date of the term of the lease agreement with respect to the remaining 75,376 rentable square feet from April 1, 2024 to June 30, 2029.

Intevac considers these properties adequate to meet its current and future requirements. Intevac regularly assesses the size, capability and location of its global infrastructure and periodically makes adjustments based on these assessments.

**Item 3.    *Legal Proceedings***

From time to time, Intevac is involved in claims and legal proceedings that arise in the ordinary course of business. Intevac expects that the number and significance of these matters will increase as Intevac's business expands. Any claims or proceedings against us, whether meritorious or not, could be time consuming, result in costly litigation, require significant amounts of management time, result in the diversion of significant operational resources, or require us to enter into royalty or licensing agreements which, if required, may not be available on terms favorable to us or at all. Intevac is not presently a party to any lawsuit or proceeding that, in Intevac's opinion, is likely to seriously harm Intevac's business. For a description of our material pending legal proceedings, see Note 12 "Commitments and Contingencies" to the consolidated financial statements in Item 8 of this Annual Report.

**Item 4.** *Mine Safety Disclosures*

Not applicable.

**Item 5.** *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*

**Market Information**

Intevac common stock is traded on The Nasdaq Stock Market (NASDAQ Global Select) under the symbol "IVAC." As of February 15, 2024, there were 69 holders of record. This figure does not reflect the beneficial ownership of shares held in street name.

**Recent Sales of Unregistered Securities**

None.

**Dividend Policy**

We currently anticipate that we will retain our earnings, if any, for use in the operation of our business and do not expect to pay cash dividends on our capital stock in the foreseeable future.

**Issuer Purchases of Equity Securities**

On November 21, 2013, Intevac announced that its Board of Directors approved a stock repurchase program authorizing up to $30.0 million in repurchases, with no expiration date. On August 15, 2018, Intevac announced that its Board of Directors approved a $10.0 million increase to the original stock repurchase program for an aggregate authorized amount of $40.0 million. Our last repurchase under this authorization occurred during the first quarter of fiscal 2020. At December 30, 2023, $10.4 million remains available for future stock repurchases under the repurchase program.

**Item 6.** *[Reserved]*

**Item 7.**    *Management's Discussion and Analysis of Financial Condition and Results of Operations*

Management's Discussion and Analysis ("MD&A") is intended to facilitate an understanding of Intevac's business and results of operations. This MD&A should be read in conjunction with Intevac's Consolidated Financial Statements and the accompanying Notes to Consolidated Financial Statements included in Item 8 of this Form 10- K. The following discussion contains forward-looking statements and should also be read in conjunction with the cautionary statement set forth at the beginning of this Form 10-K. MD&A includes the following sections:

- *Overview:* a summary of Intevac's business, measurements and opportunities.

- *Results of Operations:* a discussion of operating results.

- *Liquidity and Capital Resources:* an analysis of cash flows, sources and uses of cash, and financial position.

- *Critical Accounting Policies and Estimates:* a discussion of estimates that involve a significant level of estimation uncertainty and have had or are reasonably likely to have a material impact on our financial condition or results of operations.

**Overview**

Intevac is a leading provider of thin-film process technology and manufacturing platforms for high-volume manufacturing environments . With over 30 years of leadership in designing, developing, and manufacturing high-productivity, thin-film processing systems, the Company leverages its technology and know-how to provide process manufacturing equipment solutions to the hard disk drive ("HDD") and advanced coatings ("ADVC") markets (formerly known as the display cover panel ("DCP") market). Intevac's customers include HDD and DCP manufacturers. Intevac operates in a single segment: Thin-film Equipment ("TFE"). Product development and manufacturing activities occur in North America and Asia. Intevac also has field offices in Asia to support its customers. Intevac's products are highly technical and are sold primarily through Intevac's direct sales force.

Intevac's results of operations are driven by a number of factors including success in its equipment growth initiatives in the ADVC market and by worldwide demand for HDDs. Demand for HDDs depends on the growth in digital data creation and storage, the rate of areal density improvements, and the end-user demand for PCs, enterprise data storage, nearline "cloud" applications, video players and video game consoles that include such drives. Intevac continues to execute its strategy of diversification beyond the HDD industry by focusing on the Company's ability to provide proprietary tools to enhance scratch protection and durability for the ADVC market and by working to develop the next generation of high volume ADVC manufacturing equipment. Intevac believes that its renewed focus on the ADVC market will result in incremental equipment revenues for Intevac and decrease Intevac's dependence on the HDD industry. Intevac's equipment business is subject to cyclical industry conditions, as demand for manufacturing equipment and services can change depending on supply and demand for HDDs and cell phones, as well as other factors such as global economic conditions and technological advances in fabrication processes.

In December 2021, the Company sold its Photonics business. As a result of the disposition, the results of operations from the Photonics reporting segment are reported as "Income (loss) from discontinued operations, net of taxes" in the consolidated financial statements in Item 8 of this Annual Report.

In March 2022, the Company realigned its operational focus and eliminated several research and development ("R&D") programs and product offerings. As part of this realignment effort, the Company ceased its efforts to develop and market several of its manufacturing platforms for the ADVC, photovoltaic ("PV") solar cell and advanced semiconductor packaging ("ASP") industries and ceased offering certain legacy products within these industries.

The following table presents certain significant measurements for fiscal year 2023 and 2022:

| Fiscal Year | 2023 | 2022 | Change 2023 vs. 2022 |
|---|---|---|---|
| | (in thousands, except percentages and per share amounts) | | |
| Net revenues | $ 52,665 | $ 35,761 | $      16,904 |
| Gross profit | $ 20,226 | $ 15,086 | $        5,140 |
| Gross margin percent | 38.4% | 42.2% | (3.8) points |
| Operating loss | $(13,244) | $(16,512) | $        3,268 |
| Net loss from continuing operations | $(12,610) | $(16,754) | $        4,144 |
| Income (loss) from discontinued operations, net of tax | $      420 | $     (321) | $           741 |
| Net loss | $(12,190) | $(17,075) | $        4,885 |
| Net loss per basic and diluted share | $    (0.47) | $    (0.68) | $          0.21 |

Fiscal 2022 financial results reflected a challenging environment as we did not recognize revenue on any 200 Lean HDD systems. Gross margin in fiscal 2022 reflects the higher-margin contribution from HDD upgrades, offset in part by $755,000 in charges for excess and obsolete inventory as part of a restructuring program we implemented in March 2022 (the "2022 Cost Reduction Plan"). R&D expenses for fiscal 2022 included $1.5 million in expenditures related to the disposal of certain lab equipment as part of the 2022 Cost Reduction Plan. The cost of employee severance associated with the 2022 Cost Reduction Plan of $1.2 million was offset in full by stock-based compensation forfeitures related to the employees affected by the reduction in workforce. In connection with the sale of our Photonics business in December 2021, we entered into a Transition Service Agreement ("TSA") with the buyer. TSA fees were $989,000 for fiscal 2022, of which $23,000 was reported as a reduction of cost of net revenues and $966,000 was reported as a reduction of selling, general and administrative expenses. The agreed-upon charges for such services were generally intended to allow the service provider to recover all costs and expenses of providing such services. During fiscal 2022, we did not recognize an income tax benefit on our U.S. net operating loss.

Fiscal 2023 financial results improved over fiscal 2022 but reflected a continued challenging environment. Net revenues increased compared to fiscal 2022, and we recognized revenue on one 200 Lean HDD system and one refurbished 200 Lean HDD system in fiscal 2023. Lower gross margins in fiscal 2023, versus fiscal 2022, reflected higher inventory obsolescence charges, severance costs, the lower-margin contributions from the 200 Lean HDD system and the refurbished 200 Lean HDD system and lower factory utilization. Inventory obsolescence charges during fiscal 2023 included $1.7 million in expenditures primarily related to certain TRIO inventory that become obsolete resulting from engineering change orders to the product. Inventory obsolescence charges during fiscal 2022 included $755,000 in expenditures primarily related to eliminated product offerings as part of our 2022 Cost Reduction Plan. The cost of employee severance associated with our restructuring program implemented in fiscal 2023 (the "2023 Cost Reduction Plan") of $2.0 million was offset in part by $462,000 of stock-based compensation forfeitures related to the employees affected by the reduction in workforce. We reported a smaller net loss for fiscal 2023 compared to fiscal 2022 due to higher revenues and higher gross profit, offset in part by higher operating costs. During fiscal 2023, we did not recognize an income tax benefit on our U.S. net operating loss.

We believe fiscal 2024 will continue to be a challenging year, and we do not expect to be profitable in fiscal 2024. In fiscal 2024, we expect to begin recognizing revenue from our TRIO platform as the product completes qualifications. However, we expect that HDD equipment sales and upgrades for magnetic disk production in fiscal 2024 will be lower than 2023 levels. In addition, our results of operations and growth prospects could be impacted by macroeconomic conditions such as a global economic slowdown, global economic instability and political conflicts, wars, and public health crises. In addition, rising inflation and interest rates may impact demand for our products and services and our cost to provide products and services.

**Results of Operations**

*Net revenues*

|  | 2023 | 2022 | Change 2023 vs. 2023 |
|---|---|---|---|
|  | (in thousands) | | |
| Total net revenues | $52,665 | $35,761 | $16,904 |

Net revenues consist primarily of sales of equipment used to manufacture thin-film disks, PV cells, DCPs, and ASP and related equipment.

The increase in revenues in fiscal 2023 versus fiscal 2022 was due primarily to higher sales of systems and technology upgrades, offset in part by lower sales of spare parts and field service. In fiscal 2023, we recognized revenue on one 200 Lean HDD system and one refurbished 200 Lean HDD system, technology upgrades, service and spare parts. In fiscal 2022, we recognized revenue on technology upgrades, service and spare parts. Revenue in fiscal 2023 includes $444,000 of cancellation fees, when we applied $444,000 of billings against customer advances in connection with inventory scrapped at the customer's direction associated with a cancelled order.

*Backlog*

|  | December 30, 2023 | December 31, 2022 |
|---|---|---|
|  | (in thousands) | |
| Total backlog | $42,415 | $121,743 |

Backlog at December 30, 2023 did not include any 200 Lean HDD systems. Backlog at December 31, 2022 included eleven 200 Lean HDD systems. In May 2023, a customer cancelled an order for eight 200 Lean HDD systems and we recorded a backlog reduction of $54.6 million. In December 2023, a customer cancelled an order for two 200 Lean HDD systems and we recorded a backlog reduction of $11.4 million. On December 30, 2023, we had $42.4 million of backlog and expect to recognize as revenue: 79% in 2024 and 21% in 2025. However, our customers may cancel their contracts with us prior to contract completion. In the case of a termination for convenience, we would not receive anticipated future revenues, but would generally be permitted to recover all or a portion of our incurred costs and fees for work performed.

Significant portions of Intevac's revenues in any particular period have been attributable to sales to a limited number of customers. The following customers accounted for at least 10 percent of Intevac's consolidated net revenues in fiscal 2023 and 2022.

|  | 2023 | 2022 |
|---|---|---|
| Seagate Technology | 92% | 80% |
| Western Digital Corporation | * | 18% |

* Less than 10%

*Revenue by geographic region*

|  | 2023 | 2022 |
|---|---|---|
|  | (in thousands) | |
| United States | $ 4,499 | $ 4,558 |
| Asia | 48,058 | 31,103 |
| Europe | 108 | 100 |
| Total net revenues | $52,665 | $35,761 |

International sales include products shipped to overseas operations of U.S. companies. The decrease in sales to the U.S. region in fiscal 2023 versus fiscal 2022, reflected lower spare parts and lower field service sales, offset in part by higher HDD upgrade sales. The increase in sales to the Asia region in fiscal 2023 versus fiscal 2022, reflected higher HDD system and HDD upgrade sales, offset in part by lower spare parts and field service sales. Sales to the Asia region in fiscal 2023 included one 200 Lean HDD system and one refurbished 200 Lean HDD system. Sales to the Asia region in fiscal 2022 did not include any systems.

*Gross margin*

|  | Fiscal Year | | Change 2023 vs. 2022 |
|---|---|---|---|
|  | 2023 | 2022 | |
|  | (in thousands, except percentages) | | |
| Total gross profit | $20,226 | $15,086 | $5,140 |
| % of net revenues | 38.4% | 42.2% | |

Cost of net revenues consists primarily of purchased materials and also includes assembly, test and installation labor and overhead, customer-specific engineering costs, warranty costs, provisions for inventory reserves and scrap.

Gross margin was 38.4% in fiscal 2023 compared to 42.2% in fiscal 2022. The decrease in the gross margin percentage for fiscal 2023 compared to fiscal 2022 was due primarily to higher inventory obsolescence charges, severance charges associated with the 2023 Cost Reduction Plan, lower-margin contributions from the 200 Lean HDD system and the refurbished 200 Lean HDD system, and lower factory utilization. Excess and obsolete inventory charges during fiscal 2023 included $1.7 million in expenditures primarily related to certain TRIO inventory that became obsolete resulting from engineering change orders to the product. Gross margins will continue to vary depending on a number of factors, including product mix, product cost, system configuration and pricing, factory utilization, and provisions for excess and obsolete inventory.

*Research and development*

| | Fiscal Year | | Change |
| | 2023 | 2022 | 2023 vs. 2022 |
|---|---|---|---|
| | (in thousands) | | |
| Research and development expense ............................................ | $15,125 | $13,722 | $1,403 |

R&D expense consists primarily of salaries and related costs of employees engaged in, and prototype materials used in ongoing research, design and development activities for TRIO equipment and HDD sputtering equipment.

R&D spending in fiscal 2023 increased compared to fiscal 2022 due to higher spending on our TRIO platform, offset in part by lower spending on HDD R&D programs. R&D spending during fiscal 2022 includes $1.5 million in expenditures related to the disposal of certain lab equipment as part of our 2022 Cost Reduction Plan.

*Selling, general and administrative*

| | Fiscal Year | | Change |
| | 2023 | 2022 | 2023 vs. 2022 |
|---|---|---|---|
| | (in thousands) | | |
| Selling, general and administrative expense ...................................... | $18,345 | $17,876 | $469 |

Selling, general and administrative expense consists primarily of selling, marketing, customer support, financial and management costs. All domestic sales and the majority of international sales of HDD sputtering products in Asia are made through Intevac's direct sales force. Intevac has offices in Singapore, Malaysia and China to support Intevac's customers in Asia.

Selling, general and administrative expenses increased in fiscal 2023 over the amount spent in fiscal 2022 as higher severance charges, higher legal fees, higher training expenses, higher travel expenses, and higher variable compensation expenses were offset in part by lower stock-based compensation expenses and lower consulting fees. Selling, general and administrative expense in fiscal 2022 is net of $966,000 in TSA and shared services fees earned since the Photonics divestiture.

*Cost reduction plans*

During the third quarter of fiscal 2023, Intevac substantially completed implementation of the 2023 Cost Reduction Plan, which is intended to reduce expenses by reducing our workforce by 23 percent, including employees and contractors. Intevac incurred restructuring costs of $2.0 million in severance, $2,000 in stock-based compensation associated with the modification of certain stock-based awards and other employee-related expenses associated with the 2023 Cost Reduction Plan. Additionally as part of the 2023 Cost Reduction Plan the Company incurred a benefit of $462,000 related to the stock-based compensation forfeitures related to the employees affected by the reduction in workforce. Substantially all cash outlays in connection with the 2023 Cost Reduction Plan occurred in the third quarter of fiscal 2023. The cost of implementing the 2023 Cost Reduction Plan was reported under cost of net revenues ($490,000) and operating expenses ($1.3 million in selling, general and administrative expense and $117,000 in R&D expense) in the consolidated statements of operations. Implementation of the 2023 Cost Reduction Plan is expected to reduce salary, wages and other employee-related expenses and contractor payments by approximately $4.6 million on an annual basis.

During the first quarter of 2022, the Company implemented the 2022 Cost Reduction Plan to realign the Company's operational focus, scale the business and improve costs. The 2022 Cost Reduction Plan included (i) reducing the Company's workforce by 6% and (ii) eliminating several R&D programs and product offerings. We incurred restructuring costs of $1.2 million for estimated severance and the related modification of certain stock-based awards. Other costs incurred as part of the 2022 Cost Reduction Plan include: (i) a benefit of $1.3 million related to the stock-based compensation forfeitures related to the employees affected by the reduction in workforce, (ii) $1.5 million for fixed asset disposals, and (iii) $755,000 for write-offs of excess inventory. Substantially all cash outlays in connection with the 2022 Cost Reduction Plan were completed in the fourth quarter of fiscal 2022. The cost of implementing the 2022 Cost Reduction Plan was reported under cost of net revenues and operating expenses in the consolidated statements of operations. Implementation of the 2022 Cost Reduction Plan reduced salary, wages and other employee-related expenses by approximately $2.1 million on an annual basis and reduced depreciation expense by $720,000 on an annual basis.

*Interest income and other income (expense), net*

| | Fiscal Year | | Change |
| | 2023 | 2022 | 2023 vs. 2022 |
|---|---|---|---|
| | | (in thousands) | |
| Interest income and other income (expense), net ................................... | $2,456 | $1,085 | $1,371 |

Interest income and other income (expense), net in fiscal 2023 included $2.5 million of interest income on investments and other income of $113,000, offset in part by $165,000 of foreign currency losses. Interest income and other income (expense), net in fiscal 2022 included $1.2 million of interest income on investments and other income of $31,000, offset in part by $186,000 of foreign currency losses. The increase in interest income in 2023 over 2022 reflected higher interest rates on Intevac's investments, offset in part by lower invested balances.

*Provision for income taxes*

| | Fiscal Year | | Change |
| | 2023 | 2022 | 2023 vs. 2022 |
|---|---|---|---|
| | | (in thousands) | |
| Provision for income taxes ............................................. | $1,822 | $1,327 | $495 |

Intevac's effective tax rate from continuing operations was (16.9%) for fiscal 2023 and (8.6%) for fiscal 2022 and we recorded income tax expense of $1.8 million in fiscal 2023 and $1.3 million in fiscal 2022. The income tax expense consists primarily of income taxes in foreign jurisdictions in which we conduct business and foreign withholding taxes. We maintain a full valuation allowance for domestic deferred tax assets, including net operating loss carryforwards and certain domestic tax credits. Intevac's effective tax rate differs from the U.S. statutory rate in both fiscal 2023 and fiscal 2022 primarily due to the Company not recognizing an income tax benefit on the domestic loss.

We assess the likelihood that our deferred tax assets will be recovered based upon our consideration of many factors, including the current economic climate, our expectations of future taxable income, and our ability to project such income. We maintain a full valuation allowance for our U.S. deferred tax assets due to uncertainty regarding their realization as of December 30, 2023.

*Discontinued Operations*

| | Fiscal Year | | Change |
| | 2023 | 2022 | 2023 vs. 2022 |
|---|---|---|---|
| | | (in thousands) | |
| Income (loss) from discontinued operations, net of tax ................................... | $420 | $(321) | $741 |

Income (loss) from discontinued operations consists primarily of the results of operations of the Photonics business which we sold to EOTECH, LLC ("EOTECH") on December 30, 2021. The income (loss) from discontinued operations in fiscal 2023 increased to a net income of $420,000 in fiscal 2023 as compared to a net loss of $321,000 in fiscal 2022. Income from discontinued operations for fiscal 2023 is comprised primarily of a stock-based compensation forfeiture benefit related to the termination of certain employees upon the completion of the assignment and novation of all government contracts to EOTECH in the first quarter of fiscal 2023 and accretion on the lease liability that was assigned to EOTECH. The loss from discontinued operations for fiscal 2022 includes salaries and wages and employee benefits up to and including January 4, 2022, the date when employees were conveyed to EOTECH, severance for several employees that were not hired by EOTECH, stock-based compensation expense associated with the acceleration of stock awards, contract termination costs associated with software maintenance agreements, settlement of the net working capital adjustment and incremental legal expenses associated with the divestiture, offset in part by a stock-based compensation divestiture-related forfeiture benefit.

**Liquidity and Capital Resources**

At December 30, 2023, Intevac had $72.2 million in cash, cash equivalents, restricted cash and investments compared to $112.8 million at December 31, 2022. During fiscal 2023, cash, cash equivalents, restricted cash and investments decreased by $40.6 million due primarily to cash used by operating activities, purchases of fixed assets, and tax payments related to the net share settlement of restricted stock units offset in part by cash received from the sale of Intevac common stock to Intevac's employees through Intevac's employee benefit plans.

Cash, cash equivalents, restricted cash and investments consist of the following:

| | December 30, 2023 | December 31, 2022 |
|---|---|---|
| | (in thousands) | |
| Cash and cash equivalents | $51,441 | $ 68,904 |
| Restricted cash | 700 | 786 |
| Short-term investments | 17,405 | 25,541 |
| Long-term investments | 2,687 | 17,585 |
| Total cash, cash-equivalents, restricted cash and investments | $72,233 | $112,816 |

Cash used by operating activities totaled $35.1 million in fiscal 2023 compared to cash used by operating activities of $7.4 million in fiscal 2022. Lower operating cash flow in fiscal 2023 was a result of investments made in working capital, offset in part by a smaller loss recognized from continuing operations.

Accounts receivable totaled $18.6 million at December 30, 2023 and $15.8 million at December 31, 2022. The number of days outstanding for Intevac's accounts receivable was 128 at December 30, 2023 compared to 123 at December 31, 2022. Net inventories totaled $43.8 million at December 30, 2023 compared to $30.0 million at December 31, 2022. Inventory turns were 0.5 in fiscal 2023 and 1.1 in fiscal 2022. Accounts payable decreased to $5.8 million at December 30, 2023 compared to $11.6 million at December 31, 2022 primarily related to decreased purchases of inventory in second half of fiscal 2023. Other accrued liabilities were $1.8 million at December 30, 2023 and $5.4 million at December 31, 2022. Other accrued liabilities at December 31, 2022 included a $1.0 million accrual for the settlement of the PAGA lawsuit which was paid on January 20, 2023. Accrued payroll and related liabilities increased to $3.5 million at December 30, 2023 compared to $3.1 million at December 31, 2022 as a result of higher variable compensation accruals. Customer advances decreased from $24.7 million at December 31, 2022 to $21.9 million at December 30, 2023 primarily as a result of recognition of revenue, offset in part by the recognition of new orders. Customer advances for orders with deliveries beyond one year are included in long term liabilities.

Investing activities generated cash of $18.3 million in fiscal 2023 and used cash of $28.4 million in fiscal 2022. Proceeds from sales and maturities of investments, net of purchases totaled $23.6 million in fiscal 2023 as the Company liquidated investments from its investment portfolio to fund operating costs and inventory purchases. Purchases of investments, net of proceeds from sales and maturities of investments, totaled $25.7 million in fiscal 2022. Capital expenditures were $5.4 million in fiscal 2023 and $1.9 million in fiscal 2022.

During fiscal 2022, the Company acquired the outstanding shares of Hia, Inc, a supplier of magnetic bars, to bring the manufacturing of these magnetic bars in-house and to protect our technology and product quality while continuing to improve our products. The Company paid $700,000 on the closing date of the acquisition. Further contingent consideration will consist of amounts payable upon achievement of certain development and commercialization milestones, which is estimated to be up to $500,000, and a royalty arrangement. Contingent consideration is not recorded in an asset acquisition until the contingency is resolved (when the contingent consideration is paid or becomes payable) or when probable and reasonably estimable. The first milestone was achieved and contingent consideration in the amount of $250,000 was paid on January 17, 2023 and was accrued in the fourth quarter of fiscal 2022. Transaction costs incurred in connection with the Hia acquisition totaled $63,000.

Financing activities used cash of $624,000 in fiscal 2023 and generated cash of $2.4 million in fiscal 2022. The sale of Intevac common stock to Intevac's employees through Intevac's employee benefit plans provided $1.4 million in fiscal 2023 and $3.1 million in fiscal 2022. Tax payments related to the net share settlement of restricted stock units were $1.7 million in fiscal 2023 and $724,000 in fiscal 2022.

Intevac's investment portfolio consists principally of investment grade money market mutual funds, U.S. treasury and agency securities, asset backed securities, certificates of deposit, commercial paper, municipal bonds and corporate bonds. Intevac regularly monitors the credit risk in its investment portfolio and takes measures, which may include the sale of certain securities, to manage such risks in accordance with its investment policies.

As of December 30, 2023, approximately $31.1 million of cash and cash equivalents and $2.5 million of investments were domiciled in foreign tax jurisdictions. Intevac expects a significant portion of these funds to remain offshore in the short term. If the Company chose to repatriate these funds to the United States, it would be required to accrue and pay additional taxes on any portion of the repatriation subject to foreign withholding taxes.

We believe that our existing cash, cash equivalents and investments and cash flows from operating activities will be adequate to meet our liquidity needs for the next twelve months and for the foreseeable future beyond the next twelve months. Our significant funding requirements include procurement of manufacturing inventories, operating expenses, non-cancelable operating lease obligations, capital expenditures, contingent consideration payments and variable compensation. We have flexibility over some of these uses of cash, including capital expenditures and discretionary operating expenses, to preserve our liquidity position. Capital expenditures for fiscal 2024 are projected to be approximately $3.0 million to $4.0 million related to network infrastructure and security, and laboratory and test equipment to support our R&D programs.

## Off-Balance Sheet Arrangements

Off-balance sheet firm commitments relating to outstanding letters of credit amounted to approximately $700,000 as of December 30, 2023. These letters of credit and bank guarantees are collateralized by $700,000 of restricted cash. We do not maintain any other off-balance sheet arrangements, transactions, obligations, or other relationships that would be expected to have a material current or future effect on the consolidated financial statements.

## Climate Change

We believe that neither climate change, nor governmental regulations related to climate change, have had any material effect on our business, financial condition or results of operations.

## Critical Accounting Policies and Estimates

The preparation of consolidated financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America requires management to make judgments, assumptions and estimates that affect the amounts reported. Note 1 of Notes to Consolidated Financial Statements describes the significant accounting policies used in the preparation of the consolidated financial statements. Certain of these significant accounting policies are considered to be critical accounting policies. Note that these critical accounting policies and estimates relate solely to our continuing operations. The accounting policies related to our discontinued operations are discussed in Note 2, "Divestiture and Discontinued Operations," to our consolidated financial statements.

A critical accounting policy is defined as one that is both material to the presentation of Intevac's consolidated financial statements and requires management to make difficult, subjective or complex judgments that could have a material effect on Intevac's financial condition or results of operations. Specifically, these policies have the following attributes: (1) Intevac is required to make assumptions about matters that are highly uncertain at the time of the estimate; and (2) different estimates Intevac could reasonably have used, or changes in the estimate that are reasonably likely to occur, would have a material effect on Intevac's financial condition or results of operations.

Estimates and assumptions about future events and their effects cannot be determined with certainty. Intevac bases its estimates on historical experience and on various other assumptions believed to be applicable and reasonable under the circumstances. These estimates may change as new events occur, as additional information is obtained and as Intevac's operating environment changes. These changes have historically been minor and have been included in the consolidated financial statements as soon as they became known. In addition, management is periodically faced with uncertainties, the outcomes of which are not within its control and will not be known for prolonged periods of time. These uncertainties are discussed in the section above entitled "Risk Factors." Based on a critical assessment of its accounting policies and the underlying judgments and uncertainties affecting the application of those policies, management believes that Intevac's consolidated financial statements are fairly stated in accordance with accounting principles generally accepted in the United States of America and provide a meaningful presentation of Intevac's financial condition and results of operations.

Management believes that the following are Intevac's critical accounting policies:

### *Revenue Recognition*

A majority of our equipment sales revenue, which includes systems, technology upgrades, service and spare parts is recognized when products are shipped from our manufacturing facilities. We recognize revenue for equipment sales at a point in time following the transfer of control of such products to the customer, which typically occurs upon shipment or delivery depending on the terms of the underlying contracts. Intevac recognizes revenue in certain circumstances before delivery has occurred (commonly referred to as bill and hold transactions). In such circumstances, among other things, risk of ownership has passed to the customer, the customer has made a written fixed commitment to purchase the finished goods, the customer has requested the finished goods be held for future delivery as scheduled and designated by them, and no additional performance obligations exist by Intevac. For these transactions, the finished goods are segregated from inventory and normal billing and credit terms granted. Our contracts with customers may include multiple performance obligations. Under the revenue standard we allocate revenue for such arrangements to each performance obligation based on its relative standalone selling price. We generally determine standalone selling prices based on the prices charged to customers or by using expected cost plus margin. The expected costs associated with our base warranties are recognized as expense when the equipment is sold.

### *Inventories*

Inventories are valued using average actual costs and are stated at the lower of cost or net realizable value. The carrying value of inventory is reduced for estimated obsolescence by the difference between its cost and the net realizable value based upon assumptions about future demand. Intevac evaluates the inventory carrying value for potential excess and obsolete inventory exposures by analyzing historical and anticipated demand. In addition, inventories are evaluated for potential obsolescence due to the effect of known and anticipated engineering change orders and new products. If actual demand were to be substantially lower than estimated, additional inventory adjustments for excess or obsolete inventory might be required, which could have a material adverse effect on Intevac's business, financial condition and results of operations.

### *Warranty*

Intevac estimates the costs that may be incurred under the warranty it provides and records a liability in the amount of such costs at the time the related revenue is recognized. Estimated warranty costs are determined by analyzing specific product and historical configuration statistics and regional warranty support costs. Intevac's warranty obligation is affected by product failure rates, material usage, and labor costs incurred in correcting product failures during the warranty period. As Intevac's customer service engineers and process support engineers are highly trained and deployed globally, labor availability is a significant factor in determining labor costs. The quantity and availability of critical replacement parts is another significant factor in estimating warranty costs. Unforeseen component failures or exceptional component performance can also result in changes to warranty costs. If actual warranty costs differ substantially from our estimates, revisions to the estimated warranty liability would be required.

### *Income Taxes*

Intevac accounts for income taxes by recognizing deferred tax assets and liabilities using enacted tax rates for the effect of temporary differences between the book and tax bases of recorded assets and liabilities, net operating losses and tax credit carryforwards. Deferred tax assets are also reduced by a valuation allowance if it is more likely than not that a portion of the deferred tax asset will not be realized. Management has determined that it is more likely than not that its future taxable income will not be sufficient to realize its entire deferred tax assets.

In determining whether to establish or maintain a valuation allowance against a deferred tax asset, the Company reviews available evidence to determine whether it is more likely than not that all or a portion of the Company's net deferred tax assets will be realized in future periods. Consideration is given to various positive and negative factors that could affect the realization of the net deferred tax assets. In making such a determination, the Company considers, among other things, future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, historical financial performance, the length of statutory carry forward periods, experience with operating loss and tax credit carry forwards not expiring unused. If the Company determines that it would be able to realize its deferred tax assets in the future in excess of their net recorded amount, the Company would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

The effective tax rate is highly dependent upon the geographic composition of worldwide earnings, tax regulations governing each region, non-tax deductible expenses and availability of tax credits. Management carefully monitors the changes in many factors and adjusts the effective income tax rate as required. If actual results differ from these estimates, Intevac could be required to record additional valuation allowances on deferred tax assets or adjust its effective income tax rate, which could have a material adverse effect on Intevac's business, financial condition and results of operations.

The calculation of tax liabilities involves significant judgment in estimating the impact of uncertainties in the application of complex tax laws. Resolution of these uncertainties in a manner inconsistent with Intevac's expectations could have a material impact on Intevac's results of operations and financial condition.

### *Equity-Based Compensation*

Restricted stock units ("RSUs") granted to employees and directors are measured at their fair value on the grant date. All RSUs granted in fiscal years 2023 and 2022 were granted for no consideration; therefore, their fair value was equal to the share price at the date of grant. The fair value of performance-based restricted stock units ("PRSUs") granted in fiscal year 2022 with market-based conditions was calculated using the Monte Carlo model. This model requires Intevac to estimate the expected volatility of the price of Intevac's common stock and the expected life of the equity-based awards. Estimating volatility and expected life requires significant judgment and an analysis of historical data. Intevac may have to increase or decrease compensation expense for equity-based awards if actual results differ significantly from Intevac's estimates. The fair value of PRSUs granted in fiscal year 2023 with performance conditions was equal to the share price at the date of grant. Stock-based compensation expense is recorded based on the probability of achievement of the performance conditions specified in the 2023 PRSU grant. The Company evaluates the strategic goals and determines the probability of achieving each goal for accounting purposes commencing in the quarter granted. Management expectations related to the achievement of performance goals associated with 2023 PRSUs with performance conditions are assessed regularly to determine whether such grants are expected to vest. Intevac accounts for forfeitures as they occur rather than estimating expected forfeitures.

**Item 7A.** *Quantitative and Qualitative Disclosures About Market Risk*

Not applicable for smaller reporting companies.

**Item 8.**    *Financial Statements and Supplementary Data*

## INTEVAC, INC.

## CONSOLIDATED FINANCIAL STATEMENTS

### Contents

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders of
Intevac, Inc.

## Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Intevac, Inc. (a Delaware corporation) and its subsidiaries (the "Company") as of December 30, 2023 and December 31, 2022, and the related consolidated statements of operations, comprehensive income (loss), stockholders' equity, and cash flows for each of the two years in the period ended December 30, 2023, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 30, 2023 and December 31, 2022, and the results of its operations and its cash flows for each of the two years in the period ended December 30, 2023, in conformity with accounting principles generally accepted in the United States of America.

## Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

## Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

*Inventory Valuation—Adjustments for Excess or Obsolete Inventories*

As described in Notes 1 and 7 to the consolidated financial statements, the Company's consolidated inventories balance was $43.8 million as of December 30, 2023. The Company's inventories are valued using average actual costs and are stated at the lower of cost or net realizable value. The Company adjusts the carrying value of inventories for estimated excess quantities and obsolescence equal to the difference between the costs of inventories and the net realizable value based upon assumptions about future demand, market conditions and product life expectancy. If actual demand were to be substantially lower than estimated, there could be a significant adverse impact on the carrying value of inventories and results of operations.

The principal considerations for our determination that performing procedures relating to net realizable value adjustments to inventories is a critical audit matter are the significant amount of judgement by management in developing the assumptions of the forecasted product demand, which in turn led to significant auditor judgement, subjectivity, and effort in performing audit procedures and evaluating audit evidence relating to the forecasted product demand. Additionally, for certain new product launches there may be limited historical data with which to evaluate forecasts.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of internal controls relating to management's adjustments for excess or obsolete inventories, including internal controls over the development of assumptions related to forecasted product demand. The procedures also included, among others, testing management's process for developing the estimate of the adjustments for excess or obsolete inventories, testing the completeness and accuracy of the underlying data used in the estimate, and evaluating management's assumptions of forecasted product demand. Evaluating management's demand forecast for reasonableness involved considering historical sales by product, and determining whether the demand forecast used was consistent with evidence obtained in other areas of the audit.

/s/ BPM LLP

We have served as the Company's auditor since 2015.

San Jose, California
February 15, 2024

# INTEVAC, INC.
## CONSOLIDATED BALANCE SHEETS

| | December 30, 2023 | December 31, 2022 |
|---|---|---|
| | (In thousands, except par value) | |

### ASSETS

| | | |
|---|---|---|
| Current assets | | |
| Cash and cash equivalents | $ 51,441 | $ 68,904 |
| Short-term investments | 17,405 | 25,541 |
| Trade and other accounts receivable, net of allowances of $0 at both December 30, 2023 and December 31, 2022 | 18,613 | 15,823 |
| Inventories | 43,795 | 30,003 |
| Prepaid expenses and other current assets | 2,123 | 1,898 |
| Total current assets | 133,377 | 142,169 |
| Property, plant and equipment, net | 7,664 | 3,658 |
| Operating lease right-of-use assets | 7,658 | 3,390 |
| Long-term investments | 2,687 | 17,585 |
| Restricted cash | 700 | 786 |
| Intangible assets, net of amortization of $178 at December 30, 2023 and $42 at December 31, 2022 | 954 | 1,090 |
| Deferred income taxes and other long-term assets | 3,466 | 4,381 |
| Total assets | $156,506 | $173,059 |

### LIABILITIES AND STOCKHOLDERS' EQUITY

| | | |
|---|---|---|
| Current liabilities: | | |
| Current operating lease liabilities | $ 1,008 | $ 3,404 |
| Accounts payable | 5,800 | 11,610 |
| Accrued payroll and related liabilities | 3,475 | 3,087 |
| Other accrued liabilities | 1,820 | 5,430 |
| Customer advances | 20,407 | 2,444 |
| Total current liabilities | 32,510 | 25,975 |
| Noncurrent liabilities: | | |
| Noncurrent operating lease liabilities | 6,976 | 1,417 |
| Customer advances | 1,482 | 22,215 |
| Other long-term liabilities | 21 | — |
| Total noncurrent liabilities | 8,479 | 23,632 |
| Commitments and contingencies | | |
| Stockholders' equity: | | |
| Undesignated preferred stock, $0.001 par value, 10,000 shares authorized, no shares issued and outstanding | — | — |
| Common stock, $0.001 par value : | | |
| Authorized shares — 50,000 issued and outstanding shares — 26,396 and 25,548 at December 30, 2023 and December 31, 2022, respectively | 26 | 26 |
| Additional paid-in capital | 210,320 | 206,355 |
| Treasury stock, 5,087 shares at both December 30, 2023 and December 31, 2022 | (29,551) | (29,551) |
| Accumulated other comprehensive income (loss) | 97 | (193) |
| Accumulated deficit | (65,375) | (53,185) |
| Total stockholders' equity | 115,517 | 123,452 |
| Total liabilities and stockholders' equity | $156,506 | $173,059 |

See accompanying notes.

33

**INTEVAC, INC.**
**CONSOLIDATED STATEMENTS OF OPERATIONS**

| | Year Ended | |
|---|---|---|
| | December 30, 2023 | December 31, 2022 |
| | (In thousands, except per share amounts) | |
| Net revenues | $ 52,665 | $ 35,761 |
| Cost of net revenues | 32,439 | 20,675 |
| Gross profit | 20,226 | 15,086 |
| Operating expenses: | | |
|     Research and development | 15,125 | 13,722 |
|     Selling, general and administrative | 18,345 | 17,876 |
| Total operating expenses | 33,470 | 31,598 |
| Operating loss | (13,244) | (16,512) |
| Interest income | 2,509 | 1,240 |
| Other income (expense), net | (53) | (155) |
| Loss from continuing operations before provision for income taxes | (10,788) | (15,427) |
| Provision for income taxes | 1,822 | 1,327 |
| Net loss from continuing operations | (12,610) | (16,754) |
| Income (loss) from discontinued operations, net of tax | 420 | (321) |
| Net loss | $(12,190) | $(17,075) |
| Net income (loss) per share: | | |
|     Basic and diluted—continuing operations | $ (0.48) | $ (0.67) |
|     Basic and diluted—discontinued operations | $ 0.02 | $ (0.01) |
|     Basic and diluted—net income (loss) | $ (0.47) | $ (0.68) |
| Weighted average shares outstanding: | | |
|     Basic and diluted | 26,121 | 25,192 |

See accompanying notes.

**INTEVAC, INC.**
**CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS**

| | Year Ended | |
|---|---|---|
| | December 30, 2023 | December 31, 2022 |
| | (In thousands) | |
| Net loss | $(12,190) | $(17,075) |
| Other comprehensive income (loss), before tax | | |
|     Change in unrealized net loss on available-for-sale investments | 422 | (454) |
|     Foreign currency translation losses | (132) | (317) |
| Other comprehensive income (loss), before tax | 290 | (771) |
| Income tax expense related to items in other comprehensive income (loss) | — | — |
| Other comprehensive income (loss), net of tax | 290 | (771) |
| Comprehensive loss | $(11,900) | $(17,846) |

See accompanying notes.

# INTEVAC, INC.
## CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
### (In thousands)

| | Common Stock | | Additional Paid-In Capital | Treasury Stock | | Accumulated Other Comprehensive Income (Loss) | Accumulated Deficit | Total Stockholders' Equity |
|---|---|---|---|---|---|---|---|---|
| | Shares | Amount | | Shares | Amount | | | |
| Balance at January 1, 2022 | 24,636 | $ 25 | $199,073 | 5,087 | $(29,551) | $ 578 | $(36,110) | $134,015 |
| Shares issued in connection with: | | | | | | | | |
| Exercise of stock options | 388 | 1 | 1,872 | — | — | — | — | 1,873 |
| Settlement of RSUs | 371 | — | — | — | — | — | — | — |
| Employee stock purchase plan | 279 | — | 1,244 | — | — | — | — | 1,244 |
| Shares withheld in connection with net share settlement of RSUs | (126) | — | (724) | — | — | — | — | (724) |
| Equity-based compensation expense | — | — | 4,890 | — | — | — | — | 4,890 |
| Net loss | — | — | — | — | — | — | (17,075) | (17,075) |
| Other comprehensive loss | — | — | — | — | — | (771) | — | (771) |
| Balance at December 31, 2022 | 25,548 | $ 26 | $206,355 | 5,087 | $(29,551) | $(193) | $(53,185) | $123,452 |
| Shares issued in connection with: | | | | | | | | |
| Exercise of stock options | 53 | — | 272 | — | — | — | — | 272 |
| Settlement of RSUs | 776 | — | — | — | — | — | — | — |
| Employee stock purchase plan | 304 | — | 1,059 | — | — | — | — | 1,059 |
| Shares withheld in connection with net share settlement of RSUs | (285) | — | (1,739) | — | — | — | — | (1,739) |
| Equity-based compensation expense | — | — | 4,373 | — | — | — | — | 4,373 |
| Net loss | — | — | — | — | — | — | (12,190) | (12,190) |
| Other comprehensive income | — | — | — | — | — | 290 | — | 290 |
| Balance at December 30, 2023 | 26,396 | $ 26 | $210,320 | 5,087 | $(29,551) | $ 97 | $(65,375) | $115,517 |

See accompanying notes.

**INTEVAC, INC.**
**CONSOLIDATED STATEMENTS OF CASH FLOWS**

| | Year Ended | |
|---|---|---|
| | December 30, 2023 | December 31, 2022 |
| | (In thousands) | |
| **Operating activities** | | |
| Net loss | $(12,190) | $ (17,075) |
| Adjustments to reconcile net loss to net cash and cash equivalents used in operating activities: | | |
|     Depreciation and amortization | 1,402 | 1,446 |
|     Net amortization (accretion) of investment premiums and discounts | (191) | (196) |
|     Amortization of intangible assets | 136 | 42 |
|     Equity-based compensation | 4,373 | 4,890 |
|     Straight-line rent adjustment and amortization of lease incentives | (1,105) | (843) |
|     Foreign currency loss on liquidation of entity | — | 14 |
|     (Gain) loss on disposal of fixed assets | (41) | 1,467 |
|     Deferred income taxes | 1,014 | 836 |
|     Changes in assets and liabilities: | | |
|         Accounts receivable | (2,824) | (1,528) |
|         Inventories | (13,792) | (24,105) |
|         Prepaid expenses and other assets | (324) | 42 |
|         Accounts payable | (5,810) | 6,290 |
|         Accrued payroll and other accrued liabilities | (2,951) | (1,266) |
|         Customer advances | (2,770) | 22,552 |
| Total adjustments | (22,883) | 9,641 |
| Net cash and cash equivalents used in operating activities | (35,073) | (7,434) |
| **Investing activities** | | |
| Purchase of investments | (14,780) | (52,385) |
| Proceeds from sales and maturities of investments | 38,427 | 26,649 |
| Proceeds from sales of property and equipment | 65 | — |
| Purchase of Hia, Inc., net of cash acquired | — | (763) |
| Purchase of leasehold improvements and equipment | (5,431) | (1,919) |
| Net cash and cash equivalents provided by (used in) investing activities | 18,281 | (28,418) |
| **Financing activities** | | |
| Proceeds from issuance of common stock | 1,365 | 3,083 |
| Payment of acquisition-related contingent consideration | (250) | — |
| Taxes paid related to net share settlement | (1,739) | (724) |
| Net cash and cash equivalents provided by (used in) financing activities | (624) | 2,359 |
| Effect of exchange rate changes on cash | (133) | (331) |
| Net decrease in cash, cash equivalents and restricted cash | (17,549) | (33,824) |
| Cash, cash equivalents and restricted cash at beginning of period | 69,690 | 103,514 |
| Cash, cash equivalents and restricted cash at end of period | $ 52,141 | $ 69,690 |
| Cash paid (received) for: | | |
|     Income taxes | $ 820 | $ 569 |
|     Income tax refund | $ 5 | $ — |

See accompanying notes.

## INTEVAC, INC.

## NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

### 1. Description of Business and Basis of Presentation

*Description of Business*

Intevac, Inc. (together with its subsidiaries, "Intevac", the "Company" or "we") is a leader in the design and development of high-productivity, thin-film processing systems. Intevac's production-proven platforms are designed for high-volume manufacturing of substrates with precise thin-film properties, such as for the hard disk drive ("HDD") and advanced coatings ("ADVC") (formerly known as display cover panel ("DCP")) markets.

*Principles of Consolidation and Basis of Presentation*

The consolidated financial statements include the accounts of Intevac, Inc. and its subsidiaries after elimination of inter-company balances and transactions.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ materially from those estimates.

*Fiscal Year End Date*

Intevac operates under a 52-53 week fiscal year ending on the Saturday nearest to December 31 of each year in order to improve the alignment of financial and business processes and to streamline financial reporting. Each fiscal quarter consists of 13 weeks, with an occasional fourth quarter extending to 14 weeks, if necessary, for the fiscal year to end on the Saturday nearest to December 31. The Company's fiscal 2023 and fiscal 2022 years ended on December 30, 2023 and December 31, 2022, respectively.

*Reportable Segment*

During fiscal 2021, we sold the business of one of our reporting segments, Photonics. Therefore, we have one reportable segment remaining. See Note 2 for additional disclosure related to discontinued operations.

The remaining segment, Thin Film Equipment ("TFE"), designs, develops and markets vacuum process equipment solutions for high-volume manufacturing of small substrates with precise thin-film properties, such as for the HDD and ADVC markets, as well as other adjacent thin-film markets. The TFE segment also previously designed, developed and marketed manufacturing equipment for the photovoltaic ("PV") solar cell and advanced semiconductor packaging ("ASP") industries.

In March 2022, the Company's management realigned its operational focus and eliminated several research and development ("R&D") programs and product offerings. As part of this realignment effort, the Company ceased its efforts to develop and market several of its manufacturing platforms for the ADVC, PV and ASP industries.

*Discontinued Operations*

On December 30, 2021, the Company sold its Photonics business. Due to the sale of the Photonics business during the fourth quarter of 2021, we have classified the results of the Photonics business as discontinued operations in our consolidated statements of operations for all periods presented. All amounts included in the Notes to Consolidated Financial Statements relate to continuing operations unless otherwise noted. See Note 2.

*Cash, Cash Equivalents and Investments*

Intevac considers all highly liquid investments with original maturities of three months or less when purchased to be cash equivalents. Available-for-sale securities, comprised of certificates of deposit, commercial paper, obligations of the U.S. government and its agencies, corporate debt securities, asset backed securities and municipal bonds, are carried at fair value, with unrealized gains and losses recorded within accumulated other comprehensive income (loss) as a separate component of stockholders' equity. Realized gains and losses and declines in value judged to be other than temporary, if any, on available-for-sale securities are included in earnings. Purchases and sales of investment securities are recognized on a trade date basis. The cost of investment securities sold is determined by the specific identification method.

### Restricted Cash

Restricted cash of $600,000 as of December 30, 2023 secures a standby letter of credit obligation associated with a lease obligation and the restriction on the cash will be removed when the letter of credit expires. In addition, Intevac pledged $100,000 as collateral for various guarantees with its bank.

### Derivative Instruments and Hedging Arrangements

*Foreign Exchange Exposure Management* — Intevac enters into forward foreign currency contracts that economically hedge the gains and losses generated by the re-measurement of certain recorded assets and liabilities in a non-functional currency and to offset certain operational exposures from the impact of changes in foreign currency exchange rates. Such exposures result from the portion of the Company's operations, assets and liabilities that are denominated in currencies other than the U.S. dollar, primarily the Singapore dollar. These foreign currency exchange contracts are entered into to support transactions made in the normal course of business, and accordingly, are not speculative in nature. The contracts are for periods consistent with the terms of the underlying transactions, generally one year or less. Changes in the fair value of these undesignated hedges are recognized in other income (expense), net immediately as an offset to the changes in the fair value of the asset or liability being hedged.

### Fair Value Measurement—Definition and Hierarchy

Intevac reports certain financial assets and liabilities at fair value. Intevac defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Fair value measurements are classified and disclosed in one of the following three categories:

*Level 1*—Valuations based on quoted prices in active markets for identical assets or liabilities.

*Level 2*—Valuations based on other than quoted prices in active markets for identical assets and liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

*Level 3*—Valuations based on inputs that are generally unobservable and typically reflect management's estimates of assumptions that market participants would use in pricing the asset or liability.

### Trade Accounts Receivable and Allowance for Credit Losses

The Company's accounts receivable are recorded at invoiced amounts less allowance for any credit losses. In accordance with the Financial Accounting Standards Board ("FASB")'s Accounting Standards Update ("ASU") 2016-13 that we adopted on January 1, 2023, the Company recognizes credit losses based on forward-looking current expected credit losses ("CECL"). The Company makes estimates of expected credit losses based upon its assessment of various factors, including the age of accounts receivable balances, credit quality of its customers, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect its ability to collect from customers. The allowance for credit losses is recognized in the consolidated statement of operations. The uncollectible accounts receivable are written off in the period in which a determination is made that all commercially reasonable means of recovering them have been exhausted. The total allowance for credit losses was $0 at both December 30, 2023 and December 31, 2022, and there was no write-off of accounts receivable for the periods presented.

### Inventories

Inventories are generally stated at the lower of cost or net realizable value, with cost determined on an average cost basis.

### Property, Plant and Equipment

Equipment and leasehold improvements are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets as follows: computers and software, 3 years; machinery and equipment, 5 years; furniture, 7 years; vehicles, 4 years; and leasehold improvements, remaining lease term.

### Impairment of Long-Lived Assets

Long-lived assets and certain identifiable finite-lived intangible assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Determination of recoverability of long-lived assets is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. Measurement of an impairment loss for long-lived assets and certain identifiable intangible assets that management expects to hold and use is based on the fair value of the asset. When an impairment loss is recognized, the carrying amount of the asset is reduced to its estimated fair value.

### Acquisitions

Acquisition Method. Acquisitions that meet the definition of a business under Accounting Standards Codification ("ASC") 805, "Business Combinations," ("ASC 805") are accounted for using the acquisition method of accounting. Under the acquisition method of accounting, assets acquired, liabilities assumed, contractual contingencies, and contingent consideration, when applicable, are recorded at fair value at the acquisition date. Any excess of the purchase price over the fair value of the net assets acquired is recorded as goodwill. The application of the acquisition method of accounting requires management to make significant estimates and assumptions in the determination of the fair value of assets acquired and liabilities assumed in connection with the allocation of the purchase price consideration to the assets acquired and liabilities assumed. Transaction costs associated with business combinations are expensed as incurred and are included in general and administrative expense in the consolidated statements of operations. Contingent consideration, if any, is recognized and measured at fair value as of the acquisition date.

Cost Accumulation Model. Acquisitions that do not meet the definition of a business under ASC 805 are accounted for as an asset acquisition, utilizing a cost accumulation model. Assets acquired and liabilities assumed are recognized at cost, which is the consideration the acquirer transfers to the seller, including direct transaction costs, on the acquisition date. The cost of the acquisition is then allocated to the assets acquired based on their relative fair values. Goodwill is not recognized in an asset acquisition. Direct transaction costs include those third-party costs that can be directly attributable to the asset acquisition and would not have been incurred absent the acquisition transaction.

Contingent consideration, representing an obligation of the acquirer to transfer additional assets or equity interests to the seller if future events occur or conditions are met, is recognized when probable and reasonably estimable. Contingent consideration recognized is included in the initial cost of the assets acquired, with subsequent changes in the recorded amount of contingent consideration recognized as an adjustment to the cost basis of the acquired assets. Subsequent changes are allocated to the acquired assets based on their relative fair value.

### Income Taxes

Intevac accounts for income taxes by recognizing deferred tax assets and liabilities using enacted tax rates for the effect of temporary differences between the book and tax bases of recorded assets and liabilities. Deferred tax assets and liabilities are recognized using enacted tax rates for the effect of temporary differences between book and tax bases of recorded assets and liabilities. Deferred tax assets are reduced by a valuation allowance if it is more likely than not that a portion of the deferred tax asset will not be realized.

In determining whether to establish or maintain a valuation allowance against a deferred tax asset, the Company reviews available evidence to determine whether it is more likely than not that all or a portion of the Company's net deferred tax assets will be realized in future periods. Consideration is given to various positive and negative factors that could affect the realization of the net deferred tax assets. In making such a determination, the Company considers, among other things, future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, historical financial performance, the length of statutory carry forward periods, experience with operating loss and tax credit carry forwards not expiring unused. If the Company determines that it would be able to realize its deferred tax assets in the future in excess of their net recorded amount, the Company would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

The effective tax rate is highly dependent upon the level of Intevac's projected earnings, the geographic composition of worldwide earnings, tax regulations governing each region, net operating loss carryforwards, availability of tax credits and the effectiveness of Intevac's tax planning strategies. Intevac carefully monitors the changes in many factors and adjust its effective income tax rate on a timely basis. If actual results differ from the estimates, this could have a material effect on Intevac's business, financial condition and results of operations.

The calculation of tax liabilities involves significant judgment in estimating the impact of uncertainties in the application of complex tax laws. Resolution of these uncertainties in a manner inconsistent with Intevac's expectations could have a material effect on Intevac's business, financial condition and results of operations.

Intevac recognizes accrued interest and penalties related to unrecognized tax benefits in the provision for income taxes.

### Sales and Value Added Taxes

Taxes collected from customers and remitted to governmental authorities are presented on a net basis in the accompanying consolidated statements of operations.

### Revenue Recognition

A majority of our equipment sales revenue, which includes systems, technology upgrades, service and spare parts is recognized when products are shipped from our manufacturing facilities. We recognize revenue for equipment sales at a point in time following the transfer of control of such products to the customer, which typically occurs upon shipment or delivery depending on the terms of the underlying contracts. Intevac recognizes revenue in certain circumstances before delivery has occurred (commonly referred to as bill and hold transactions). In such circumstances, among other things, risk of ownership has passed to the customer, the customer has made a written fixed commitment to purchase the finished goods, the customer has requested the finished goods be held for future delivery as scheduled and designated by them, and no additional performance obligations exist by Intevac. For these transactions, the finished goods are segregated from inventory and normal billing and credit terms granted. Our contracts with customers may include multiple performance obligations. For such arrangements, under the revenue standard we allocate revenue to each performance obligation based on its relative standalone selling price. We generally determine standalone selling prices based on the prices charged to customers or by using expected cost plus margin. Under the revenue standard, the expected costs associated with our base warranties are recognized as expense when the equipment is sold.

### Advertising Costs

Advertising costs are expensed as incurred. Advertising costs were not material for all periods presented.

### Foreign Currency Translation

The functional currency of Intevac's foreign subsidiaries in Singapore and Hong Kong is the U.S. dollar. The functional currency of Intevac's foreign subsidiaries in China and Malaysia is the local currency of the country in which the respective subsidiary operates. Assets and liabilities recorded in foreign currencies are translated at year-end exchange rates; revenues and expenses are translated at average exchange rates during the year. The effects of foreign currency translation adjustments are included in stockholders' equity as a component of accumulated other comprehensive income in the accompanying consolidated balance sheets. The effects of foreign currency transactions are included in other income (expense), net in the determination of net income. Losses from foreign currency transactions were $165,000 and $186,000 in 2023 and 2022, respectively.

*Comprehensive Income (Loss)*

The changes in accumulated other comprehensive income (loss) by component, were as follows for the years ended December 30, 2023 and December 31, 2022:

| | Foreign currency | Unrealized holding gains (losses) on available-for-sale investments | Total |
|---|---|---|---|
| | | (in thousands) | |
| Balance at January 1, 2022 | $ 608 | $ (30) | $ 578 |
| Other comprehensive loss before reclassification | (331) | (454) | (785) |
| Amounts reclassified from other comprehensive income (loss) | 14 | — | 14 |
| Net current-period other comprehensive loss | (317) | (454) | (771) |
| Balance at December 31, 2022 | 291 | $(484) | (193) |
| Other comprehensive income (loss) before reclassification | (132) | 422 | 290 |
| Amounts reclassified from other comprehensive income (loss) | — | — | — |
| Net current-period other comprehensive income (loss) | (132) | 422 | 290 |
| Balance at December 30, 2023 | $ 159 | $ (62) | $ 97 |

*Employee Stock Plans*

Intevac has equity-based compensation plans that provide for the grant to employees of equity-based awards, including incentive or non-statutory stock options, performance-based stock options ("PSOs"), restricted stock, stock appreciation rights, restricted stock units ("RSUs"), performance-based restricted stock units ("PRSUs") and performance shares. In addition, these plans provide for the grant of non-statutory stock options and RSUs to non-employee directors and consultants. Intevac also has an employee stock purchase plan, which provides Intevac's employees with the opportunity to purchase Intevac common stock at a discount through payroll deductions. See Note 4 for a complete description of these plans and their accounting treatment.

**Recent Accounting Pronouncements Not Yet Adopted**

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. This ASU updates reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses and information used to assess segment performance. This ASU is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. We are assessing the effect of this update on our consolidated financial statements and related disclosures.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Tax Disclosures. This ASU expands disclosures in an entity's income tax rate reconciliation table and regarding cash taxes paid both in the U.S. and foreign jurisdictions. The update will be effective for annual periods beginning after December 15, 2024. We are assessing the effect of this update on our consolidated financial statements and related disclosures.

We have assessed all other ASUs issued but not yet adopted and concluded that those not disclosed are not relevant to the Company or are not expected to have a material impact.

## 2. Divestiture and Discontinued Operations

### Sale of Photonics

On December 30, 2021, the Company entered into an asset purchase agreement (the "Purchase Agreement") with EOTECH, LLC ("EOTECH") governing the sale of the Company's Photonics business to EOTECH in exchange for (i) $70.0 million in cash consideration, (ii) up to $30.0 million in earnout payments and (iii) the assumption by EOTECH of certain liabilities of the Photonics business as specified in the Purchase Agreement. The transaction closed on December 30, 2021. Under the Purchase Agreement, EOTECH also agreed to pay to the Company, if earned, earnout payments of up to an aggregate of $30.0 million based on achievement of fiscal year 2023, 2024 and 2025 Photonics segment revenue targets for the Integrated Visual Augmentation System ("IVAS") program as specified in the Purchase Agreement. At any time prior to December 31, 2024, EOTECH may elect to pay to the Company $14.0 million, which would terminate EOTECH's obligations with respect to any remaining earnout payments. As of December 30, 2023, there have been no earnout payments under the Purchase Agreement. The cash proceeds do not include any estimated future payments from the revenue earnout as the Company has elected to record the proceeds when the consideration is deemed realizable. The Company believes the disposition of the Photonics business will allow it to benefit from a streamlined business model, simplified operating structure, and enhanced management focus.

In connection with the Photonics sale, the Company and EOTECH also entered into a Transition Service Agreement (the "TSA") and a Lease Assignment Agreement. The TSA, which expired on June 30, 2022, outlined the information technology, people, and facility support the parties provided to each other for a period after the closing of the sale. The Lease Assignment Agreement assigns the lease obligation for two buildings in the Company's California campus to EOTECH. As part of the assignment, the Company has agreed to subsidize a portion of EOTECH's lease payments through the remainder of the lease term which expires in March 2024. In August 2022, Intevac and EOTECH entered into a Shared Services Agreement (the "Shared Services Agreement") to share certain building maintenance costs.

TSA fees of $989,000 were earned in fiscal 2022. The agreed-upon charges for such services were generally intended to allow the service provider to recover all costs and expenses of providing such services. The TSA and shared service fees were included in selling, general and administrative expenses and cost of sales, respectively, in the Company's consolidated statement of operations. Additionally, during fiscal 2022, the Company sold inventory in the amount of $148,000 to EOTECH. Charges for fiscal 2023 and fiscal 2022 associated with the Shared Services Agreement were $143,000 and $40,000, respectively. Accounts receivable from EOTECH of $62,000 at December 30, 2023 and $49,000 at December 31, 2022 were included in trade and other accounts receivable in the Company's consolidated balance sheets.

### Discontinued Operations

Based on its magnitude and because the Company exited certain markets, the sale of the Photonics segment represents a significant strategic shift that has a material effect on the Company's operations and financial results, and the Company has separately reported the results of its Photonics segment as discontinued operations in the consolidated statements of operations for the years ended December 30, 2023 and December 31, 2022.

The operating results of the discontinued operations only reflect revenues and expenses that are directly attributable to the Photonics segment that have been eliminated from continuing operations. The key components from discontinued operations related to the Photonics segment are as follows (in thousands):

| | Year Ended, | |
| --- | --- | --- |
| | December 30, 2023 | December 31, 2022 |
| | (In thousands, except per share amounts) | |
| Operating expenses: | | |
| Selling, general and administrative | $(420) | $ 321 |
| Total operating expenses | (420) | 321 |
| Operating income (loss)—discontinued operations | 420 | (321) |

| | Year Ended, | |
| --- | --- | --- |
| | December 30, 2023 | December 31, 2022 |
| | (In thousands, except per share amounts) | |
| Other income (expense)—discontinued operations .............................. | — | — |
| Income (loss) discontinued operations before provision for (benefit from) income taxes ... | 420 | (321) |
| Provision for (benefit from) income taxes ..................................... | — | — |
| Net income (loss) discontinued operations net of tax ............................ | $420 | $(321) |

The cash flows related to discontinued operations have not been segregated and are included in the consolidated statements of cash flows. The following table presents cash flow and non-cash information related to discontinued operations for the years ended December 30, 2023 and December 31, 2022, respectively (in thousands):

| | 2023 | 2022 |
| --- | --- | --- |
| | (in thousands) | |
| Equity-based compensation ......................................................... | $(260) | $(229) |

## 3. Revenue

The following tables represent a disaggregation of revenue from contracts with customers for fiscal 2023 and 2022.

### Major Products and Service Lines

| | 2023 | | | | 2022 | | | | |
| --- | --- | --- | --- | --- | --- | --- | --- | --- | --- |
| | (in thousands) | | | | | | | | |
| | HDD | PV | ASP | Total | HDD | ADVC | PV | ASP | Total |
| Systems, upgrades and spare parts ........... | $47,846 | $ 28 | $ 17 | $47,891 | $29,507 | $ 1 | $273 | $100 | $29,881 |
| Field service ........................... | 4,677 | — | 97 | 4,774 | 5,647 | 43 | 190 | — | 5,880 |
| Total net revenues ....................... | $52,523 | $ 28 | $114 | $52,665 | $35,154 | $44 | $463 | $100 | $35,761 |

### Primary Geography Markets

| | 2023 | 2022 |
| --- | --- | --- |
| | (in thousands) | |
| United States ............................................................... | $ 4,499 | $ 4,558 |
| Asia ....................................................................... | 48,058 | 31,103 |
| Europe ..................................................................... | 108 | 100 |
| Total net revenues ........................................................... | $52,665 | $35,761 |

### Timing of Revenue Recognition

| | 2023 | 2022 |
| --- | --- | --- |
| | (in thousands) | |
| Products transferred at a point in time ................................................ | $52,665 | $35,761 |
| Products and services transferred over time ............................................ | — | — |
| Total net revenues .................................................................. | $52,665 | $35,761 |

The following table reflects the changes in our contract assets, which we classify as accounts receivable, unbilled and our contract liabilities which we classify as deferred revenue and customer advances for fiscal 2023:

| | December 30, 2023 | December 31, 2022 | Change |
|---|---|---|---|
| | (In thousands) | | |
| Contract assets: | | | |
| Accounts receivable, unbilled ........................................ | $ 393 | $ 424 | $ (31) |
| Contract liabilities: | | | |
| Deferred revenue ............................................. | $ 376 | $ 2,446 | $(2,070) |
| Customer advances ............................................ | 21,889 | 24,659 | (2,770) |
| | $22,265 | $27,105 | $(4,840) |

Accounts receivable, unbilled represents a contract asset for revenue that has been recognized in advance of billing the customer. For our system and certain upgrade sales, our customers generally pay in three installments, with a portion of the system price billed upon receipt of an order, a portion of the price billed upon shipment, and the balance of the price due upon completion of installation and acceptance of the system at the customer's factory. Accounts receivable, unbilled generally represents the balance of the system price that is due upon completion of installation and acceptance less the amount that has been deferred as revenue for the performance of the installation tasks. During fiscal 2023, contract assets decreased by $31,000 primarily due to billing of spare parts that were accrued and unbilled at December 31, 2022, offset in part by the accrual of revenue for a system delivered during fiscal 2023, which was pending acceptance as of December 30, 2023 and the accrual of revenue related to spare parts sold to a customer as of December 30, 2023.

Customer advances generally represent amounts billed to the customer prior to transferring goods which represents a contract liability. The Company has elected to use the practical expedient to disregard the effect of the time value of money in a significant financing component when its payment terms are less than one year. These contract advances are liquidated when revenue is recognized. Customer advances with deliveries beyond one year are included in long term liabilities. Deferred revenue generally represents amounts billed to a customer for completed systems at the customer site that are undergoing installation and acceptance testing where transfer of control has not yet occurred as Intevac does not yet have a demonstrated history of meeting the acceptance criteria upon the customer's receipt of product and represents a contract liability. During fiscal 2023, we recognized revenue of $3.6 million and $2.2 million that was included in customer advances and deferred revenue, respectively, at the beginning of the period.

In May 2023, the Company received notice of the cancellation of a $54.6 million order for eight 200 Lean HDD systems due to the customer postponing previously planned media capacity additions, and, accordingly, the Company removed the order from backlog. The customer contract associated with the cancelled order requires the customer to pay the Company a prorated price based upon the percentage of work completed on the order. The Company has received customer advances in the amount of $19.1 million associated with the cancelled order, all of which will be utilized to settle this customer obligation. In September 2023, the Company applied $444,000 of billings against these advances in connection with inventory scrapped at the customer's direction. In December 2023, the Company received notice of the cancellation of a $11.4 million order for two 200 Lean HDD systems due to the customer postponing previously planned media capacity additions, and, accordingly, the Company removed the order from backlog. The Company has not received any customer advances associated with the cancelled order. The Company expects to invoice the customer in the first quarter of fiscal 2024 for the cancellation fee associated with this order.

On December 30, 2023, we had $42.4 million of remaining performance obligations, which we also refer to as backlog and expect to recognize as revenue: 79% in 2024 and 21% in 2025.

## 4. Equity-Based Compensation

Intevac accounts for share-based awards in accordance with the provisions of the accounting guidance which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees, consultants and directors based upon the grant-date fair value of those awards. The estimated fair value of Intevac's equity-based awards is amortized over the awards' service periods using the graded vesting attribution method.

***Descriptions of Plans***

*Equity Incentive Plans*

At December 30, 2023, Intevac had equity-based awards outstanding under the 2020 Equity Incentive Plan and the 2012 Equity Incentive Plan (the "Plans") and the 2003 Employee Stock Purchase Plan (the "ESPP"). Intevac's stockholders approved all of these plans.

The Plans are a broad-based, long-term retention program intended to attract and retain qualified management and employees, and align stockholder and employee interests. The Plans permit the grant of incentive or non-statutory stock options, PSOs, restricted stock, stock appreciation rights, RSUs, PRSUs and performance shares. Option price, vesting period, and other terms are determined by the administrator of the Plans, but the option price shall generally not be less than 100% of the fair market value per share on the date of grant. As of December 30, 2023, 6.5 million shares of common stock were authorized for future issuance under the Plans. The 2020 Equity Incentive Plan expires no later than May 13, 2030.

On January 19, 2022, the Board of Directors adopted the 2022 Inducement Equity Incentive Plan (the "Inducement Plan") and, subject to the adjustment provisions of the Inducement Plan, reserved 1,200,000 shares of the Company's common stock for issuance pursuant to equity awards granted under the Inducement Plan. The Inducement Plan provides for the grant of equity-based awards, including nonstatutory stock options, restricted stock units, restricted stock, stock appreciation rights, performance shares and performance units, and its terms are substantially similar to the Company's 2020 Equity Incentive Plan. The Inducement Plan was adopted without stockholder approval pursuant to Rule 5635(c)(4) of the Nasdaq Listing Rules. In accordance with that rule, awards under the Inducement Plan may only be made to individuals not previously employees or non-employee directors of the Company (or following such individuals' bona fide period of non-employment with the Company), as an inducement material to the individuals' entry into employment with the Company.

*2003 Employee Stock Purchase Plan*

The ESPP provides that eligible employees may purchase Intevac's common stock through payroll deductions at a price equal to 85% of the lower of the fair market value at the entry date of the applicable offering period or at the end of each applicable purchase interval. Offering periods are generally two years in length, and consist of a series of six-month purchase intervals. Eligible employees may join the ESPP at the beginning of any six-month purchase interval. Under the terms of the ESPP, employees can choose to have up to 50% of their base earnings withheld to purchase Intevac common stock (not to exceed $25,000 per year). As of December 30, 2023, 445,878 shares remained available for issuance under the ESPP.

The effect of recording equity-based compensation for fiscal 2023 and 2022 was as follows (in thousands):

|  | 2023 | 2022 |
|---|---:|---:|
| Equity-based compensation by type of award: | | |
| Stock options | $ (14) | $ (156) |
| RSUs | 2,154 | 2,184 |
| PRSUs | 1,592 | 2,379 |
| Employee stock purchase plan | 641 | 483 |
| Total equity-based compensation | $4,373 | $4,890 |

Included in the table above:

(a)  A reversal of $462,000 in equity-based compensation expense related to forfeitures of awards due to our 2023 cost reduction plan for fiscal 2023. A reversal of $1.3 million in equity-based compensation expense related to forfeitures of awards due to our 2022 cost reduction plan and a $37,000 benefit related to the modification of certain stock-based awards for fiscal 2022. (See Note 13. Restructuring and Other Costs, Net); and

(b)  Equity-based compensation reported in discontinued operations of ($260,000) for fiscal 2023, and ($229,000) for fiscal 2022. Equity-based compensation expense allocated to discontinued operations for fiscal 2022 includes $75,000 related to the modification of certain stock-based awards and is net of a divestiture-related forfeiture benefit of $446,000 that was recognized when employees were conveyed to EOTECH upon closing of the Photonics divestiture. (See Note 2. Divestiture and Discontinued Operations.)

Equity-based compensation expense is based on awards which vest. Intevac accounts for forfeitures as they occur, rather than estimating expected forfeitures.

### Stock Options

The exercise price of each stock option equals the market price of Intevac's stock on the date of grant. Most options are scheduled to vest over three and/or four years and expire no later than ten years after the grant date. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model. This model was developed for use in estimating the value of publicly traded options that have no vesting restrictions and are fully transferable. Intevac's employee stock options have characteristics significantly different from those of publicly traded options.

The computation of the expected volatility assumption used in the Black-Scholes calculations for new grants is based on historical volatility of Intevac's stock price. The risk-free interest rate is based on the yield available on U.S. Treasury Strips with an equivalent remaining term. The expected life of employee stock options represents the weighted-average period that the stock options are expected to remain outstanding and was determined based on historical experience of similar awards, giving consideration to the contractual terms of the stock-based awards and vesting schedules. The dividend yield assumption is based on Intevac's history of not paying dividends and the assumption of not paying dividends in the future. The Company did not grant any stock options in fiscal 2023 and fiscal 2022.

A summary of the stock option activity is as follows:

| | Shares | Weighted Average Exercise Price | Weighted Average Remaining Contractual Term (years) | Aggregate Intrinsic Value |
|---|---|---|---|---|
| Options outstanding at December 31, 2022 | 383,099 | $7.07 | 2.40 | $327,711 |
| Options cancelled and forfeited | (188,286) | $7.97 | | |
| Options exercised | (52,813) | $5.15 | | |
| Options outstanding at December 30, 2023 | 142,000 | $6.57 | 1.57 | $ 900 |
| Options exercisable at December 30, 2023 | 141,750 | $6.58 | 1.57 | $ 675 |

The total intrinsic value of options exercised during fiscal years 2023 and 2022 was $99,000 and $206,000, respectively. At December 30, 2023, Intevac had no unrecognized compensation expense related to stock options.

### RSUs

A summary of the RSU activity is as follows:

| | Shares | Weighted Average Grant Date Fair Value | Weighted Average Remaining Contractual Term (years) | Aggregate Intrinsic Value |
|---|---|---|---|---|
| Non-vested RSUs at December 31, 2022 | 1,309,792 | $5.14 | 1.21 | $8,474,354 |
| Granted | 452,444 | $4.66 | | |
| Vested | (584,627) | $5.16 | | |
| Cancelled | (262,522) | $5.12 | | |
| Non-vested RSUs at December 30, 2023 | 915,087 | $4.89 | 1.04 | $3,953,176 |

Time-based RSUs are converted into shares of Intevac common stock upon vesting on a one-for-one basis. Time-based RSUs typically are scheduled to vest over three and/or four years. Vesting of time-based RSUs is subject to the grantee's continued service with Intevac. The compensation expense related to these awards is determined using the fair market value of

Intevac common stock on the date of the grant, and the compensation expense is recognized over the vesting period. At December 30, 2023, Intevac had $2.0 million of total unrecognized compensation expense related to RSUs that will be recognized over the weighted-average period of 1.04 years.

A summary of the PRSU activity is as follows:

| | Shares | Weighted Average Grant Date Fair Value | Weighted Average Remaining Contractual Term (years) | Aggregate Intrinsic Value |
|---|---|---|---|---|
| Non-vested PRSUs at December 31, 2022 | 1,089,339 | $3.54 | 0.49 | $7,048,023 |
| Granted | 525,656 | $4.92 | | |
| Vested | (190,903) | $4.26 | | |
| Cancelled | (263,799) | $3.57 | | |
| Non-vested PRSUs at December 30, 2023 | 1,160,293 | $4.04 | 1.99 | $5,012,466 |

At December 30, 2023, Intevac had $2.0 million of total unrecognized compensation expense related to PRSUs that will be recognized over the weighted-average period of 1.16 years.

In May 2023, we granted to members of our senior management awards of performance-based restricted stock units (the "2023 PRSU Awards") covering an aggregate of 525,656 shares of Intevac common stock (at maximum performance). The 2023 PRSU Awards are eligible to be earned based on achievement of five strategic goals during a three-year performance period commencing on May 18, 2023 and ending on May 31, 2026 (the "2023-2026 Performance Period"). The 2023 PRSU Awards will vest, if at all, in five possible tranches. Each of the five tranches will vest only if the applicable strategic goal is achieved within the 2023-2026 Performance Period, and each tranche may only be achieved once during the 2023-2026 Performance Period. If a strategic goal is not achieved within the 2023-2026 Performance Period, the corresponding PRSUs will not vest, and all unvested PRSUs at the end of the 2023-2026 Performance Period will immediately be forfeited. Stock compensation expense is recorded based on the probability of achievement of the performance conditions specified in the PRSU grant. The Company evaluated the strategic goals in the context of its current long-range financial plan and its product development roadmap and determined the probability of achieving each goal for accounting purposes commencing in the quarter granted. Management expectations related to the achievement of performance goals associated with PRSUs with performance conditions are assessed regularly to determine whether such grants are expected to vest. The fair value of each PRSU is the Company's stock price on the date of grant. Over the 2023-2026 Performance Period, the number of shares expected to be issued may be adjusted upward or downward based upon the probability of achievement of the performance conditions.

In fiscal 2022, we granted to members of our senior management awards of PRSUs ("2022 PRSU Awards") covering an aggregate of 1.2 million shares of Intevac common stock (at maximum performance). The 2022 PRSU Awards are eligible to be earned based on achievement of certain stock prices based on the average closing price of the Company's stock over a 30-day period (the "Company Stock Price Hurdle") during a performance period commencing on the grant date and ending on May 31, 2025 (or earlier, upon a change in control, as defined in the Company's 2022 Inducement Equity Incentive Plan or 2020 Equity Incentive Plan, as applicable) (the "2022-2025 Performance Period"). The 2022 PRSU Awards will vest, if at all, in five possible tranches. Each of the five tranches will vest only if the applicable Company Stock Price Hurdle is achieved within the 2022-2025 Performance Period, and each tranche may only be achieved once during the Performance Period. If a Company Stock Price Hurdle is not achieved within the 2022-2025 Performance Period, the corresponding 2022 PRSUs will not vest, and all unvested 2022 PRSUs at the end of the 2022-2025 Performance Period will immediately be forfeited. The fair value of each 2022 PRSU award was estimated on the date of grant using a Monte Carlo simulation.

Intevac estimated the weighted-average fair value of 2022 PRSU Awards using the following weighted-average assumptions:

|  | 2022 |
|---|---|
| Weighted-average fair value of grants per share | $ 3.58 |
| Expected volatility | 56.70% |
| Risk-free interest rate | 3.11% |
| Dividend yield | None |

### *ESPP*

The fair value of the employee stock purchase right is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions:

|  | 2023 | 2022 |
|---|---|---|
| Stock Purchase Rights: |  |  |
| Weighted-average fair value of grants per share | $ 0.91 | $ 1.26 |
| Expected volatility | 40.33% | 52.57% |
| Risk free interest rate | 5.15% | 1.94% |
| Expected term of purchase rights (in years) | 1.08 | 1.24 |
| Dividend yield | None | None |

The expected life of purchase rights is the period of time remaining in the current offering period.

The ESPP activity during fiscal 2023 and 2022 is as follows:

|  | 2023 | 2022 |
|---|---|---|
|  | (in thousands, except per share amounts) | |
| Shares purchased | 304 | 279 |
| Weighted-average purchase price per share | $3.48 | $4.46 |
| Aggregate intrinsic value of purchase rights exercised | $ 463 | $ 220 |

As of December 30, 2023, Intevac had $494,000 of total unrecognized compensation expense related to purchase rights that will be recognized over the weighted-average period of 0.7 years.

## 5. Earnings Per Share

Intevac calculates basic earnings per share ("EPS") using net loss and the weighted-average number of shares outstanding during the reporting period. Diluted EPS includes the effect from potential issuance of common stock pursuant to the exercise of employee stock options and vesting of RSUs.

The following table sets forth the computation of basic and diluted net loss per share:

|  | 2023 | 2022 |
|---|---|---|
|  | (in thousands, except per share amounts) | |
| Net loss from continuing operations | $(12,610) | $(16,754) |
| Net income (loss) from discontinued operations, net of tax | 420 | (321) |
| Net loss | $(12,190) | $(17,075) |
| Weighted-average shares – basic | 26,121 | 25,192 |
| Effect of dilutive potential common shares | — | — |
| Weighted-average shares – diluted | 26,121 | 25,192 |

|  | 2023 | 2022 |
|---|---|---|
|  | (in thousands, except per share amounts) | |
| Basic and diluted net income (loss) per share: | | |
| Continuing operations . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $(0.48) | $(0.67) |
| Discontinued operations . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ 0.02 | $(0.01) |
| Net loss per share . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $(0.47) | $(0.68) |

As the Company is in a net loss position from continuing operations, all of the Company's equity instruments are considered antidilutive.

## 6. Concentrations

### *Credit Risk and Significant Customers*

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist of cash equivalents, short- and long-term investments, restricted cash, and accounts receivable. Intevac generally invests its excess cash in money market funds, certificates of deposit, commercial paper, obligations of the U.S. government and its agencies, corporate debt securities, asset backed securities and municipal bonds. The Company has adopted an investment policy and established guidelines relating to credit quality, diversification and maturities of its investments in order to preserve principal and maintain liquidity. All investment securities in Intevac's portfolio have an investment grade credit rating.

Intevac's accounts receivable tend to be concentrated in a limited number of customers. The following customer accounted for at least 10 percent of Intevac's accounts receivable at December 30, 2023 and December 31, 2022.

|  | 2023 | 2022 |
|---|---|---|
| Seagate Technology . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 95% | 88% |

Intevac's largest customers tend to change from period to period. Historically, a significant portion of Intevac's revenues in any particular period have been attributable to sales to a limited number of customers. Intevac performs credit evaluations of its customers' financial condition and generally requires deposits on system orders but does not generally require collateral or other security to support customer receivables.

The following customers accounted for at least 10 percent of Intevac's consolidated net revenues in fiscal 2023 and/or 2022.

|  | 2023 | 2022 |
|---|---|---|
| Seagate Technology . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 92% | 80% |
| Western Digital Corporation . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | * | 18% |

* Less than 10%

### *Products*

Disk manufacturing products contributed a significant portion of Intevac's revenues in fiscal 2023 and 2022. Intevac expects that the ability to maintain or expand its current levels of revenues in the future will depend upon continuing market demand for its products; its success in enhancing its existing systems and developing and manufacturing competitive disk manufacturing equipment, such as the 200 Lean; its success in utilizing Intevac's expertise in complex manufacturing equipment to develop and sell new manufacturing equipment products for ADVC.

**7. Balance Sheet Details**

Balance sheet details were as follows as of December 30, 2023 and December 31, 2022:

*Trade and Other Accounts Receivable, Net*

| | December 30, 2023 | December 31, 2022 |
|---|---|---|
| | (in thousands) | |
| Trade receivables and other | $18,220 | $15,399 |
| Unbilled costs and accrued profits | 393 | 424 |
| Less: allowance for credit losses | — | — |
| | $18,613 | $15,823 |

*Inventories*

Inventories are stated at the lower of average cost or net realizable value and consist of the following:

| | December 30, 2023 | December 31, 2022 |
|---|---|---|
| | (in thousands) | |
| Raw materials | $37,346 | $19,116 |
| Work-in-progress | 6,449 | 9,499 |
| Finished goods | — | 1,388 |
| | $43,795 | $30,003 |

Finished goods inventory at December 31, 2022 is comprised of a refurbished system at a customer location where the sales transaction did not meet our revenue recognition criteria as set forth in Note 1.

In May 2023, the Company received notice of the cancellation of a $54.6 million order for eight 200 Lean HDD systems. In December 2023, the Company received notice of the cancellation of a $11.4 million order for two 200 Lean HDD systems. The customer contract associated with the cancelled orders requires the customer to pay the Company a prorated price based upon the percentage of work completed on the order. The Company has received customer advances in the amount of $19.1 million associated with the cancelled order for eight 200 Lean HDD systems, all of which will be utilized to settle this customer obligation. The Company has not received any customer advances associated with the cancelled order for two 200 Lean HDD systems. The Company expects to invoice the customer in the first quarter of 2024 for the cancellation fee associated with this order. In fiscal 2024, as part of the cancellation of the orders for the ten 200 Lean HDD systems, the customer is expected to take delivery of $12.5 million of inventory on hand at December 30, 2023 and $3.2 million of inventory on order plus reimburse us for any supplier cancellation charges and the costs associated with managing the inventory. Some portion of the inventory will be utilized to satisfy other outstanding purchase orders from this customer in backlog.

*Property, Plant and Equipment, Net*

| | December 30, 2023 | December 31, 2022 |
|---|---|---|
| | (in thousands) | |
| Leasehold improvements | $ 8,959 | $ 9,567 |
| Machinery and equipment | 20,964 | 19,016 |
| | 29,923 | 28,583 |
| Less accumulated depreciation and amortization | 22,259 | 24,925 |
| Total property, plant and equipment, net | $ 7,664 | $ 3,658 |

Net property, plant and equipment by geographic region at December 30, 2023 and December 31, 2022 was as follows:

| | December 30, 2023 | December 31, 2022 |
|---|---|---|
| | (in thousands) | |
| United States | $7,018 | $3,143 |
| Asia | 646 | 515 |
| Net property, plant & equipment | $7,664 | $3,658 |

### *Deferred Income Taxes and Other Long-Term Assets*

| | December 30, 2023 | December 31, 2022 |
|---|---|---|
| | (in thousands) | |
| Deferred income taxes | $3,342 | $4,356 |
| Prepaid expenses | 124 | 25 |
| | $3,466 | $4,381 |

### *Accounts Payable*

Included in accounts payable is $93,000 and $99,000 of book overdraft at December 30, 2023 and December 31, 2022, respectively.

### *Other Accrued Liabilities*

| | December 30, 2023 | December 31, 2022 |
|---|---|---|
| | (in thousands) | |
| Other taxes payable | $ 947 | $ 838 |
| Deferred revenue | 376 | 2,446 |
| Accrued product warranties | 184 | 163 |
| Income taxes payable | 174 | 187 |
| Other | 139 | 216 |
| Litigation settlement | — | 1,012 |
| Restructuring | — | 318 |
| Acquisition–related contingent consideration payable (See Note 15. Acquisition of Hia, Inc.) | — | 250 |
| Total other accrued liabilities | $1,820 | $5,430 |

### *Other Long-Term Liabilities*

| | December 30, 2023 | December 31, 2022 |
|---|---|---|
| | (in thousands) | |
| Accrued product warranties | $21 | $— |
| Total other long-term liabilities | $21 | $— |

## 8. Financial Instruments

### *Cash, Cash Equivalents and Investments*

Cash and cash equivalents, short-term investments and long-term investments consist of:

| | December 30, 2023 | | | |
| --- | --- | --- | --- | --- |
| | Amortized Cost | Unrealized Holding Gains | Unrealized Holding Losses | Fair Value |
| | (in thousands) | | | |
| Cash and cash equivalents: | | | | |
| Cash | $19,050 | $— | $— | $19,050 |
| Money market funds | 15,090 | — | — | 15,090 |
| Commercial paper | 14,659 | — | 4 | 14,655 |
| U.S. treasury securities | 2,646 | — | — | 2,646 |
| Total cash and cash equivalents | $51,445 | $— | $ 4 | $51,441 |
| Short-term investments: | | | | |
| Asset backed securities | $ 12 | $— | $— | $ 12 |
| Certificates of deposit | 1,850 | — | — | 1,850 |
| Commercial paper | 3,506 | — | 1 | 3,505 |
| Corporate bonds and medium-term notes | 5,373 | — | 36 | 5,337 |
| Municipal bonds | 221 | — | 2 | 219 |
| U.S. treasury and agency securities | 6,498 | 1 | 17 | 6,482 |
| Total short-term investments | $17,460 | $ 1 | $ 56 | $17,405 |
| Long-term investments: | | | | |
| Asset backed securities | $ 460 | $— | $ 4 | $ 456 |
| Corporate bonds and medium-term notes | 2,230 | 1 | — | 2,231 |
| Total long-term investments | $ 2,690 | $ 1 | $ 4 | $ 2,687 |
| Total cash, cash equivalents, and investments | $71,595 | $ 2 | $ 64 | $71,533 |

| | December 31, 2022 | | | |
| --- | --- | --- | --- | --- |
| | Amortized Cost | Unrealized Holding Gains | Unrealized Holding Losses | Fair Value |
| | (in thousands) | | | |
| Cash and cash equivalents: | | | | |
| Cash | $ 26,465 | $— | $— | $ 26,465 |
| Money market funds | 9,589 | — | — | 9,589 |
| Commercial paper | 32,856 | — | 6 | 32,850 |
| Total cash and cash equivalents | $ 68,910 | $— | $ 6 | $ 68,904 |
| Short-term investments: | | | | |
| Asset backed securities | $ 2,012 | $— | $ 13 | $ 1,999 |
| Certificates of deposit | 3,850 | — | 10 | 3,840 |
| Commercial paper | 9,443 | — | 28 | 9,415 |
| Corporate bonds and medium-term notes | 4,210 | — | 32 | 4,178 |
| Municipal bonds | 1,486 | — | 25 | 1,461 |
| U.S. treasury securities | 4,771 | — | 123 | 4,648 |
| Total short-term investments | $ 25,772 | $— | $231 | $ 25,541 |
| Long-term investments: | | | | |
| Asset backed securities | $ 6,749 | $— | $ 85 | $ 6,664 |
| Corporate bonds and medium-term notes | 5,366 | — | 102 | 5,264 |
| Municipal bonds | 224 | — | 6 | 218 |
| U.S. treasury and agency securities | 5,493 | — | 54 | 5,439 |
| Total long-term investments | $ 17,832 | $— | $247 | $ 17,585 |
| Total cash, cash equivalents, and investments | $112,514 | $— | $484 | $112,030 |

The contractual maturities of investment securities at December 30, 2023 are presented in the following table.

|  | Amortized Cost | Fair Value |
|---|---|---|
|  | (in thousands) | |
| Due in one year or less | $49,855 | $49,796 |
| Due after one through five years | 2,690 | 2,687 |
|  | $52,545 | $52,483 |

Our investment portfolio includes both corporate and government securities that have a maximum maturity of three years. The longer the duration of these securities, the more susceptible they are to changes in market interest rates and bond yields. As yields increase, those securities with a lower yield-at-cost show a mark-to-market unrealized loss. Most of our unrealized losses are due to changes in market interest rates and bond yields. We believe that we have the ability to realize the full value of all these investments upon maturity. As of December 30, 2023, we had 70 investments in a gross unrealized loss position. The following table provides the fair market value of Intevac's investments with unrealized losses that are not deemed to be other-than temporarily impaired as of December 30, 2023.

|  | December 30, 2023 | | | |
|---|---|---|---|---|
|  | In Loss Position for Less than 12 Months | | In Loss Position for Greater than 12 Months | |
|  | Fair Value | Gross Unrealized Losses | Fair Value | Gross Unrealized Losses |
|  | (In thousands) | | | |
| Asset backed securities | $ — | $— | $ 456 | $ 4 |
| Commercial paper | 18,160 | 5 | — | — |
| Corporate bonds and medium-term notes | 1,091 | 1 | 4,845 | 35 |
| Municipal bond | — | — | 219 | 2 |
| U.S. treasury and agency securities | — | — | 1,981 | 17 |
|  | $19,251 | $ 6 | $7,501 | $ 58 |

All prices for the fixed maturity securities including U.S. treasury and agency securities, asset backed securities, certificates of deposit, commercial paper, corporate bonds, and municipal bonds are received from independent pricing services utilized by Intevac's outside investment manager. This investment manager performs a review of the pricing methodologies and inputs utilized by the independent pricing services for each asset type priced by the vendor. In addition, on at least an annual basis, the investment manager conducts due diligence visits and interviews with each pricing vendor to verify the inputs utilized for each asset class. The due diligence visits include a review of the procedures performed by each vendor to ensure that pricing evaluations are representative of the price that would be received to sell a security in an orderly transaction. Any pricing where the input is based solely on a broker price is deemed to be a Level 3 price. Intevac uses the pricing data obtained from its outside investment manager as the primary input to make its assessments and determinations as to the ultimate valuation of the above-mentioned securities and has not made, during the periods presented, any material adjustments to such inputs.

The following table represents the fair value hierarchy of Intevac's investment securities measured at fair value on a recurring basis as of December 30, 2023.

|  | Fair Value Measurements at December 30, 2023 | | |
|---|---|---|---|
|  | Total | Level 1 | Level 2 |
|  | (in thousands) | | |
| Recurring fair value measurements: | | | |
| Money market funds | $15,090 | $15,090 | $ — |
| U.S. treasury and agency securities | 9,128 | 5,628 | 3,500 |
| Asset backed securities | 468 | — | 468 |
| Certificates of deposit | 1,850 | — | 1,850 |

| | Fair Value Measurements at December 30, 2023 | | |
|---|---|---|---|
| | Total | Level 1 | Level 2 |
| | (in thousands) | | |
| Commercial paper | 18,160 | — | 18,160 |
| Corporate bonds and medium-term notes | 7,568 | — | 7,568 |
| Municipal bonds | 219 | — | 219 |
| Total recurring fair value measurements | $52,483 | $20,718 | $31,765 |

*Derivatives*

The Company uses foreign currency forward contracts to mitigate variability in gains and losses generated from the re-measurement of certain monetary assets and liabilities denominated in foreign currencies and to offset certain operational exposures from the impact of changes in foreign currency exchange rates. These derivatives are carried at fair value with changes recorded in interest income and other, net in the consolidated statements of operations. Changes in the fair value of these derivatives are largely offset by re-measurement of the underlying assets and liabilities. Cash flows from such derivatives are classified as operating activities. The derivatives have maturities of approximately 30 days. There were no outstanding derivatives at December 30, 2023.

The following table summarizes the Company's outstanding derivative instruments on a gross basis as recorded in its consolidated balance sheets as of December 31, 2022:

| | At December 31, 2022 | | |
|---|---|---|---|
| Derivative Instrument | Notional Amount | Balance Sheet Line Item | Derivative Assets Fair Value |
| | (in thousands) | | |
| Undesignated Hedges: | | | |
| Forward Foreign Currency Contracts | $2,240 | (a) | $4 |
| Total Hedges | $2,240 | | $4 |

(a) Other current assets

**9. Equity**

*Stock Repurchase Program*

On November 21, 2013, Intevac's Board of Directors approved a stock repurchase program authorizing up to $30.0 million in repurchases. On August 15, 2018, Intevac's Board of Directors approved a $10.0 million increase to the original stock repurchase program authorizing up to $40.0 million. Under this authorization, Intevac may purchase shares of its common stock under a systematic stock repurchase program and may also make supplemental stock repurchases from time to time, depending on market conditions, stock price and other factors. At December 30, 2023, $10.4 million remains available for future stock repurchases under the repurchase program. The Company did not make any stock repurchases in fiscal 2023 and 2022.

Intevac records treasury stock purchases under the cost method using the first-in, first-out (FIFO) method. Upon reissuance of treasury stock, amounts in excess of the acquisition cost are credited to additional paid-in capital. If Intevac reissues treasury stock at an amount below its acquisition cost and additional paid-in capital associated with prior treasury stock transactions is insufficient to cover the difference between the acquisition cost and the reissue price, this difference is recorded against the accumulated deficit.

## 10. Income Taxes

The provision for income taxes on income from operations for fiscal 2023 and 2022 consists of the following (in thousands):

|  | 2023 | 2022 |
|---|---|---|
| **Federal:** | | |
| Current | $ — | $ — |
| Deferred | — | (121) |
|  | — | (121) |
| **State:** | | |
| Current | 3 | 4 |
| Deferred | — | — |
|  | 3 | 4 |
| **Foreign:** | | |
| Current | 805 | 490 |
| Deferred | 1,014 | 954 |
|  | 1,819 | 1,444 |
| Total | $1,822 | $1,327 |
| Income taxes on discontinued operations | $ — | $ — |
| Income taxes on continuing operations | $1,822 | $1,327 |

Income (loss) before income taxes for fiscal 2023 and 2022 consisted of the following (in thousands):

|  | 2023 | 2022 |
|---|---|---|
| U.S | $(17,089) | $(20,570) |
| Foreign | 6,301 | 5,143 |
|  | $(10,788) | $(15,427) |
| Effective tax rate | (16.9%) | (8.6%) |

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts for income tax purposes. Significant components of deferred tax assets are as follows (in thousands):

|  | December 30, 2023 | December 31, 2022 |
|---|---|---|
| **Deferred tax assets:** | | |
| Vacation, warranty and other accruals | $ 312 | $ 525 |
| Depreciation and amortization | 283 | 229 |
| Purchased technology | 29 | 14 |
| Inventory valuation | 304 | 1,116 |
| Equity-based compensation | 851 | 841 |
| Lease liability | 2,101 | 898 |
| Section 174 R&D adjustment | 4,701 | 2,440 |
| Net operating loss, research and other tax credit carryforwards | 53,940 | 56,310 |
| Other | 53 | 7 |
|  | 62,574 | 62,380 |
| Valuation allowance for deferred tax assets | (56,923) | (57,310) |
| Total deferred tax assets | 5,651 | 5,070 |

| | December 30, 2023 | December 31, 2022 |
|---|---|---|
| Deferred tax liabilities: | | |
| Intangible amortization | (283) | (160) |
| ROU asset | (2,026) | (554) |
| Total deferred tax liabilities | (2,309) | (714) |
| Net deferred tax assets | $ 3,342 | $4,356 |
| As reported on the consolidated balance sheets: | | |
| Non-current deferred tax assets | $ 3,342 | $4,356 |

Intevac accounts for income taxes in accordance with ASC 740, *Income Taxes*, which requires that deferred tax assets and liabilities be recognized using enacted tax rates for the effect of temporary differences between the financial reporting and tax bases of recorded assets and liabilities.

Accounting standards also require that deferred tax assets be reduced by a valuation allowance if it is more likely than not that some portion of or all of the deferred tax assets will not be realized. Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. In fiscal 2014, a valuation allowance of $9.4 million was established to record the portion of the Singapore deferred tax assets that more likely than not will not be realized. The Company concluded that, as of December 29, 2018, it is more likely than not that the Company will generate sufficient taxable income in Singapore to realize its deferred tax assets and reversed the valuation allowance during the fourth quarter of 2018. This reversal resulted in the recognition of a non-cash income tax benefit of $7.9 million for fiscal 2018. The Company has considered all positive and negative evidence regarding the ability to fully realize the deferred tax assets, including past operating results and the forecast of future taxable income. This conclusion, and the resulting reversal of the deferred tax asset valuation allowance, was based upon consideration of a number of factors, including the Company's completion of 7 consecutive quarters of profitability and its forecast of future profitability under multiple scenarios that support the utilization of net operating loss carryforwards. After recognizing the reversal, the Company does not have a remaining valuation allowance against the deferred tax assets in Singapore at December 30, 2023.

In fiscal 2012, a valuation allowance of $23.4 million was established to record the portion of the U.S. federal deferred tax asset that more likely than not will not be realized. For fiscal 2023 a valuation allowance increase of $321,000 and for fiscal 2022 a valuation allowance increase of $3.1 million were recorded for the U.S. federal deferred tax assets. A valuation allowance is recorded against the entire state deferred tax assets, which consists of state income tax temporary differences and deferred research and other tax credits that are not realizable in the foreseeable future.

As of December 30, 2023, our federal, foreign and state net operating loss carryforwards for income tax purposes were approximately $43.4 million, $18.6 million and $112.1 million, respectively. The federal and state net operating loss carryforwards are subject to various limitations under Section 382 of the Internal Revenue Code and applicable state tax laws. If not utilized, the federal net operating loss carryforwards and the state net operating loss carryforwards will begin to expire in 2034 and 2028, respectively. The foreign net operating loss carryforwards do not expire. As of December 30, 2023, our federal and state tax credit carryforwards for income tax purposes were approximately $18.9 million and $13.4 million, respectively. If not utilized, the federal tax credit carryforwards will begin to expire in 2024 and the state tax credits carry forward indefinitely.

We account for Global Intangible Low-Taxed Income ("GILTI") earned by certain foreign subsidiaries in the year the tax is incurred.

On August 16, 2022, the Inflation Reduction Act of 2022 ("IRA") was signed into U.S. law. The IRA includes implementation of a new alternative minimum tax, an excise tax on stock buybacks, and significant tax incentives for energy and climate initiatives, among other provisions. The Company is evaluating the provisions included under the IRA and does not expect the provisions to have a material impact to the Company's consolidated financial statements.

A provision of the Tax Cuts and Jobs Act ("TCJA") took effect on January 1, 2022 that amended Section 174 to require capitalization and amortization of research and experimental ("R&E") expenditures and software development costs. The capitalized R&E and software development costs associated with research conducted in the United States is amortized ratably over a 5-year period (15-year period for research conducted outside of the United States), beginning with the midpoint of the taxable year in which such expenditures are paid or incurred. This new provision of the TCJA will increase the Company's annual taxable income.

The difference between the tax provision at the statutory federal income tax rate and the tax provision for fiscal 2023 and 2022 on continuing operations was as follows (in thousands):

|  | 2023 | 2022 |
|---|---|---|
| Income tax (benefit) at the federal statutory rate | $(2,266) | $(3,240) |
| State income taxes, net of federal benefit | 3 | 4 |
| Change in valuation allowance: | | |
| U.S | 321 | 3,129 |
| Foreign | — | — |
| Effect of foreign operations taxed at various rates | (266) | (219) |
| Research tax credits | (1,009) | (788) |
| Effect of tax rate changes, permanent differences and adjustments of prior deferrals | 5,039 | 2,441 |
| Unrecognized tax benefits | — | — |
| Total provision for income taxes on continuing operations | $ 1,822 | $ 1,327 |

Intevac has not provided for foreign withholding taxes on approximately $1.9 million of undistributed earnings from non-U.S. operations as of December 30, 2023 because Intevac intends to reinvest such earnings indefinitely outside of the United States. If Intevac were to distribute these earnings, foreign withholding tax would be payable. For all other undistributed foreign earnings, Intevac also intends to reinvest such earnings indefinitely outside of the United States.

The total amount of gross unrecognized tax benefits was $7.6 million as of December 30, 2023, none of which would affect Intevac's effective tax rate if realized. The aggregate changes in the balance of gross unrecognized tax benefits were as follows for fiscal 2023 and 2022:

|  | 2023 | 2022 |
|---|---|---|
| Beginning balance | $ 730 | $718 |
| Additions based on tax positions related to the current year | 430 | 12 |
| Increases for tax positions of prior years | 6,448 | — |
| Lapse of statute of limitations | (9) | — |
| Ending balance | $7,599 | $730 |

The Company does not anticipate any changes in the amount of unrecognized tax benefits in the next twelve months. It is Intevac's policy to include interest and penalties related to unrecognized tax benefits in the provision for income taxes on the consolidated statements of operations. During fiscal 2023 and 2022, Intevac recognized a net tax expense (benefit) of $0. As of December 30, 2023, Intevac did not have any accrued interest related to unrecognized tax benefits. Intevac did not accrue any penalties related to these unrecognized tax benefits because Intevac has other tax attributes which would offset any potential taxes due.

Intevac is subject to income taxes in the U.S. federal jurisdiction, and various state and foreign jurisdictions. Tax regulations within each jurisdiction are subject to the interpretation of the related tax laws and regulations and require significant judgment to apply. As of December 30, 2023, all of the tax years remained open to examination by the federal and state taxing authorities, for three or four years from the tax year in which net operating losses or tax credits are utilized completely. Singapore is open to examination from 2020 forward.

The Inland Revenue Authority of Singapore ("IRAS") conducted a review of the fiscal 2017 through 2019 tax returns of the Company's wholly-owned subsidiary, Intevac Asia Pte. Ltd. IRAS had challenged the Company's tax position with respect to certain aspects of the Company's transfer pricing. The IRAS has concluded their audit and notified us on January 18, 2024 that there are no adjustments to our tax returns for years 2017 through 2019. Presently, there are no other active income tax examinations in the jurisdictions where Intevac operates.

## 11. Employee Benefit Plans

### *Employee Savings and Retirement Plan*

In 1991, Intevac established a defined contribution retirement plan with 401(k) plan features. The plan covers all United States employees eighteen years and older. Employees may make contributions by a percentage reduction in their salaries, not to exceed the statutorily prescribed annual limit. Intevac made cash contributions of $154,000 for fiscal 2023 and $151,000 for fiscal 2022. Employees may choose among several investment options for their contributions and their share of Intevac's contributions, and they are able to move funds between investment options at any time. Intevac's common stock is not one of the investment options. Administrative expenses relating to the plan are insignificant.

### *Employee Bonus Plans*

Intevac has various employee incentive plans. Bonus plans award annual cash bonuses to Intevac's executives, key contributors and employees based on the achievement of profitability and other specific performance criteria. Prior to fiscal 2023, Intevac had a profit-sharing plan that provided for the distribution of a percentage of pre-tax profits to substantially all of Intevac's employees not eligible for other performance-based incentive plans, up to a maximum percentage of compensation. Charges to expense under these plans were $1.4 million and $1.2 million, respectively, for fiscal 2023 and 2022.

## 12. Commitments and Contingencies

### *Leases*

Intevac leases certain manufacturing facilities, warehouses, office space, and equipment under non-cancelable operating leases that expire at various times up to June 2029 and has options to renew most leases, with rentals to be negotiated. Certain of Intevac's leases contain provisions for rental adjustments. Operating lease rentals are expensed on a straight-line basis over the life of the lease beginning on the date we take possession of the property. At lease inception, we determine the lease term by assuming the exercise of those renewal options that are reasonably assured. The exercise of lease renewal options is at our sole discretion. The lease term is used to determine whether a lease is financing or operating and is used to calculate straight-line rent expense. Additionally, the depreciable life of leasehold improvements is limited by the expected lease term. Leases with an initial term of 12 months or less are not recorded on the consolidated balance sheet; we recognize lease expense for these leases on a straight-line basis over the lease term.

The Company and EOTECH have entered into a Lease Assignment Agreement that assigns a portion of the Company's lease obligation regarding its Santa Clara, California campus to EOTECH. The Company is contingently liable should EOTECH default on future lease obligations through the lease termination date of March 2024. The aggregate amount of the future lease obligations under this arrangement is $293,000 as of December 30, 2023. As the Company is not being released as the primary obligor under the original lease, the lease assignment has been accounted for as a sublease.

In consideration of EOTECH's assumption of the above-mentioned lease obligations, which assumed lease obligations pertain in part to excess space beyond that required for EOTECH's currently anticipated operation of the Photonics business, the Company agreed to pay to EOTECH the amount of $2.1 million (the "Unused Space Amount"), which Unused Space Amount was payable in (i) one initial installment of $308,000 on January 10, 2022 and (ii) seven (7) equal quarterly installments of $259,000. The final payment was made in October 2023.

The following table reflects our lease assets and our lease liabilities at December 30, 2023 and December 31, 2022.

| | December 30, 2023 | December 31, 2022 |
|---|---|---|
| | (in thousands) | |
| Assets: | | |
| Operating lease ROU assets .................................................... | $7,658 | $3,390 |

| | December 30, 2023 | December 31, 2022 |
|---|---|---|
| | (in thousands) | |
| Liabilities: | | |
| Current operating lease liabilities | $1,008 | $3,404 |
| Noncurrent operating lease liabilities | 6,976 | 1,417 |
| | $7,984 | $4,821 |

*Lease Costs:*

The components of lease costs were as follows:

| | 2023 | 2022 |
|---|---|---|
| | (in thousands) | |
| Operating lease cost | $1,613 | $1,624 |
| Operating lease cost subleased / assigned property | 869 | 974 |
| Short-term lease cost | 125 | 43 |
| Less: sublease income | (869) | (974) |
| Total lease cost, net | $1,738 | $1,667 |

As of December 30, 2023 the maturity of operating lease liabilities was as follows:

| | Continuing Operations | Discontinued Operations (b) | Total |
|---|---|---|---|
| | (in thousands) | | |
| 2024 | $ 1,335(a) | 296 | $ 1,631 |
| 2025 | 2,110 | — | 2,110 |
| 2026 | 1,852 | — | 1,852 |
| 2027 | 1,799 | — | 1,799 |
| 2028 | 1,841 | — | 1,841 |
| 2029 | 786 | — | 786 |
| Total lease payments | $ 9,723 | $296 | 10,019 |
| Less: Interest | (2,032) | (3) | (2,035) |
| Present value of lease liabilities | $ 7,691 | $293 | 7,984 |

(a) The amount is net of a tenant improvement allowance of $292,000 that the Company expects to receive from the landlord.

(b) The operating lease liabilities in discontinued operations represent the lease obligations that were assigned to EOTECH but which are being accounted for as a sublease as the Company has not been relieved of its primary obligations with the landlord.

*Lease Term and Discount Rate:*

| | December 30, 2023 | December 31, 2022 |
|---|---|---|
| Weighted-average remaining lease term (in years) | 5.01 | 1.69 |
| Weighted-average discount rate | 8.37% | 5.81% |

*Other information:*

Supplemental cash flow information related to leases was as follows (in thousands):

| | 2023 | 2022 |
|---|---|---|
| | (in thousands) | |
| Operating cash outflows from operating leases | $1,831 | $1,757 |
| ROU assets obtained in exchange for new operating lease liabilities | $6,520 | $1,122 |

## Guarantees

### *Officer and Director Indemnifications*

As permitted or required under Delaware law and to the maximum extent allowable under that law, Intevac has certain obligations to indemnify its current and former officers and directors for certain events or occurrences while the officer or director is, or was, serving at Intevac's request in such capacity. These indemnification obligations are valid as long as the director or officer acted in good faith and in a manner the person reasonably believed to be in, or not opposed to, the best interests of the Company and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. The maximum potential amount of future payments Intevac could be required to make under these indemnification obligations is unlimited; however, Intevac has a director and officer insurance policy that mitigates Intevac's exposure and enables Intevac to recover a portion of any future amounts paid. As a result of Intevac's insurance policy coverage, Intevac believes the estimated fair value of these indemnification obligations is not material.

### *Other Indemnifications*

As is customary in Intevac's industry, many of Intevac's contracts provide remedies to certain third parties such as defense, settlement, or payment of judgments for intellectual property claims related to the use of its products. Such indemnification obligations may not be subject to maximum loss clauses. Historically, payments made related to these indemnifications have been immaterial.

### *Letters of Credit*

As of December 30, 2023, we had letters of credit and bank guarantees outstanding totaling $700,000, including the standby letter of credit outstanding under the Santa Clara, California facility lease and various other guarantees with its bank. These letters of credit and bank guarantees are collateralized by $700,000 of restricted cash.

### *Warranty*

Intevac provides for the estimated cost of warranty when revenue is recognized. Intevac's warranty is subject to contract terms and, for its systems, the warranty typically ranges between 12 and 24 months from customer acceptance. During this warranty period any defective non-consumable parts are replaced and installed at no charge to the customer. Intevac uses estimated repair or replacement costs along with its historical warranty experience to determine its warranty obligation. The provision for the estimated future costs of warranty is based upon historical cost and product performance experience. Intevac exercises judgment in determining the underlying estimates.

On the consolidated balance sheets, the short-term portion of the warranty provision is included in other accrued liabilities, while the long-term portion is included in other long-term liabilities. The expense associated with product warranties issued or adjusted is included in cost of net revenues on the consolidated statements of operations.

The following table displays the activity in the warranty provision account for fiscal 2023 and 2022:

| | 2023 | 2022 |
|---|---|---|
| | (in thousands) | |
| Beginning balance | $ 163 | $ 346 |
| Expenditures incurred under warranties | (214) | (312) |
| Accruals for product warranties | 262 | 147 |
| Adjustments to previously existing warranty accruals | (6) | (18) |
| Ending balance | $ 205 | $ 163 |

### *Legal Matters*

From time to time, Intevac receives notification from third parties, including customers and suppliers, seeking indemnification, litigation support, payment of money or other actions in connection with claims made against them. In addition, from time to time, Intevac receives notification from third parties claiming that Intevac may be or is infringing their intellectual property or other rights. Intevac also is subject to various other legal proceedings and claims, both asserted and unasserted, that arise in the ordinary course of business. Although the outcome of these claims and proceedings cannot be predicted with certainty, Intevac does not believe that any of these other existing proceedings or claims will have a material adverse effect on its consolidated financial condition or results of operations.

In July 2020, Robin Quiusky, a former contract employee who worked for us via a staffing agency, filed an action against us under the Private Attorneys General Act ("PAGA") in California state court (Quiusky v. Intevac, Inc., et al) alleging that the Company failed to provide rest and meal breaks, pay overtime and reimburse business expenses for non-exempt California employees. The former employee subsequently added class action claims to his original complaint. The parties participated in a confidential mediation on February 1, 2022, and reached a settlement resolving the case. The court approved the settlement in November 2022 and payment on the claims was made on January 20, 2023. The settlement effectively extinguishes the Quiusky v. Intevac, Inc., et al lawsuit. The settlement includes the dismissal of all claims against the Company and related parties in the Quiusky lawsuit and claim under the PAGA, without any admission of liability or wrongdoing attributed to the Company. Because of the uncertainty surrounding this litigation, no litigation reserve had been previously established by the Company resulting in the full $1.0 million settlement expense being recognized in the fourth quarter of fiscal 2021.

## 13. Restructuring Charges

During the third quarter of fiscal 2023, Intevac substantially completed implementation of a cost reduction plan (the "2023 Cost Reduction Plan"), which is intended to reduce expenses by reducing our workforce by 23 percent including employees and contractors. Intevac incurred restructuring costs of $2.0 million in severance, $2,000 in stock-based compensation associated with the modification of certain stock-based awards and other employee-related expenses associated with the 2023 Cost Reduction Plan. Additionally, as part of the 2023 Cost Reduction Plan the Company incurred a benefit of $462,000 related to the stock-based compensation forfeitures related to the employees affected by the reduction in workforce. Substantially all cash outlays in connection with the 2023 Cost Reduction Plan occurred in the third quarter of fiscal 2023. The cost of implementing the 2023 Cost Reduction Plan was reported under cost of net revenues and operating expenses in the consolidated statements of operations. Implementation of the 2023 Cost Reduction Plan is expected to reduce salary, wages and other employee-related expenses and contractor payments by approximately $4.6 million on an annual basis.

During the first quarter of fiscal 2022, Intevac substantially completed implementation of the 2022 cost reduction plan (the "2022 Cost Reduction Plan"), which was intended to reduce our overall cost structure and optimize our operational design, inclusive of the stranded overhead associated with the divestiture of the Photonics business. The restructuring program includes management reorganization and the right sizing of certain technology development, marketing and administrative functions. We incurred restructuring costs of $1.2 million in estimated severance and the related modification of certain stock-based awards. Other costs incurred as part of the 2022 Cost Reduction Plan include: (i) a benefit of $1.3 million related to the stock-based compensation forfeitures related to the employees affected by the reduction in workforce, (ii) $1.5 million for fixed asset disposals and (iii) $755,000 for write-offs of excess inventory. The 2022 Cost Reduction Plan reduced the workforce by 6 percent. The cost of implementing the 2022 Cost Reduction Plan was reported under cost of net revenues and operating expenses in the consolidated statements of operations. Implementation of the 2022 Cost Reduction Plan reduced salary, wages and other employee-related expenses by approximately $2.1 million on an annual basis.

During the fourth quarter of fiscal 2021, the Company recorded asset impairment and restructuring charges associated with the sale of the Photonics division including (i) $693,000 in severance and other employee-related costs related to the termination of the Photonics general manager; (ii) $1.2 million in asset impairment charges on the Company's ROU asset and (iii) $665,000 in accruals for common area charges associated with an unused space commitment to EOTECH. In consideration of EOTECH's assumption of certain lease obligations related to the Company's Santa Clara, California campus, which assumed lease obligations pertain in part to excess space beyond that required EOTECH's currently anticipated operation of the Photonics division, the Company agreed to pay EOTECH the amount of $2.1 million, which is payable in (i) one initial installment of $308,000 on January 10, 2022 and (ii) seven equal quarterly installments of $259,000. The Company recorded an asset impairment charge against its ROU asset in the amount of $1.2 million associated with the excess space noted above. The Company recorded a liability to EOTECH in the amount of $665,000, the amount related to common area charges which are not included in the base rental payments or the lease liability on the Company's consolidated balance sheets.

The following table summarizes the significant activities within, and components of, the restructuring liabilities.

| | Employee Termination Costs | Other Exit Costs | Total |
|---|---|---|---|
| | (in thousands) | | |
| Balance at January 1, 2022 | $ 358 | $ 665 | $ 1,023 |
| Provision for restructuring charges under the 2022 Cost Reduction Plan | 1,232 | — | 1,232 |
| Cash payments made | (1,269) | — | (1,269) |
| Non-cash utilization | 37 (a) | — | 37 |
| Provision for restructuring charges associated with Photonics sale (b) | 112 | 15 | 127 |
| Cash payments made | (395) | (362) | (757) |
| Non-cash utilization | (75)(a) | — | (75) |
| Balance at December 31, 2022 | $ — | $ 318 | $ 318 |
| Provision for restructuring charges under the 2023 Cost Reduction Plan | 1,950 | — | 1,950 |
| Cash payments made | (1,948) | — | (1,948) |
| Non-cash utilization | (2)(a) | — | (2) |
| Provision for restructuring charges associated with Photonics sale (b) | — | 7 | 7 |
| Cash payments made | — | (325) | (325) |
| Balance at December 30, 2023 | $ — | $ — | $ — |

(a) Acceleration of equity awards.
(b) Included in discontinued operations.

## 14. Related Party Transaction

A member of the Company's Board of Directors through November 2022, Mark Popovich, rendered professional services to the Company at a rate of $3,125 per week plus expenses commencing May 23, 2022 through October 7, 2022. The Company incurred charges of approximately $62,500 associated with the professional services arrangement with Mr. Popovich in fiscal 2022.

## 15. Acquisition of Hia, Inc.

On August 26, 2022 (the "Closing Date"), the Company completed the acquisition of Hia, Inc., a supplier of magnetic bars, to bring the manufacturing of these magnetic bars in-house and to protect our technology and product quality while continuing to improve our products. Pursuant to the Stock Purchase Agreement, dated August 26, 2022, between the Company, Hia and the other parties thereto, the Company paid an aggregate purchase price of $700,000 to Hia's stockholders on the Closing Date. Further contingent consideration will consist of amounts payable upon achievement of certain development and commercialization milestones, which consideration is estimated to be up to $500,000. The first milestone was achieved and contingent consideration in the amount of $250,000 was paid on January 17, 2023 and was accrued in the fourth quarter of 2022. The Company is also obligated pay a royalty of $1,500 for each magnetic bar sold through December 31, 2030. If at any time prior to December 31, 2030, the Company effects a change of control or a sale, license, transfer or other disposition to a third party (other than an affiliate of Intevac) of all or substantially all of the assets or rights associated with the magnetic bars, then, upon the closing of such transaction, a payment of $1.7 million (minus any royalty payments previously paid) will immediately become due and payable, which payment shall fulfill the Company's royalty obligations. Transaction costs incurred in connection with the Hia acquisition totaled $63,000, which are included as a component of the purchase price paid in connection with the Hia acquisition.

The Company determined this transaction represented an asset acquisition as substantially all of the value was in the technology intangible assets of Hia. Contingent consideration is not recorded in an asset acquisition until the contingency is resolved (when the contingent consideration is paid or becomes payable) or when probable and reasonably estimable. The first milestone was achieved and contingent consideration in the amount of $250,000 was paid on January 17, 2023 and was accrued in the fourth quarter of 2022. Upon recognition, the amount, including the tax effect of $67,000, is included in the measurement of the acquired asset. The technology intangible assets are being amortized on a straight-line basis over a period of 8.3 years. Total amortization expense during fiscal 2023 and fiscal 2022 was $136,000 and $42,000, respectively. Annual amortization expense related to the acquired technology intangible assets in each of the succeeding years is estimated to be approximately $136,000 per year from fiscal 2024 through fiscal 2030.

The Hia acquisition was treated for tax purposes as a nontaxable transaction and, as such, the historical tax bases of the acquired assets and assumed liabilities, net operating losses, and other tax attributes of Hia will carryover. As a result, there is no step-up to fair value of the underlying tax bases of the acquired net assets in connection with the Hia acquisition. The acquisition method of accounting includes the establishment of a net deferred tax asset or liability resulting from book tax basis differences related to assets acquired and liabilities assumed on the date of acquisition. When an acquisition of a group of assets is purchased in a transaction that is not accounted for as a business combination under ASC 805, "Business Combinations", a difference between the book and tax bases of the assets arises. ASC 740, "Income Taxes," requires the use of simultaneous equations to determine the assigned value of the asset and the related deferred tax asset or liability. As goodwill is not recognized in an asset acquisition, recognizing deferred tax assets or liabilities for temporary differences in an asset acquisition results in adjusting the carrying amount of the acquired assets and liabilities.

The purchase price was allocated to the technology intangible assets and the deferred tax asset and liability as follows:

| | (In thousands) |
|---|---|
| Consideration: | |
| Cash payment | $ 702 |
| Transaction costs | 63 |
| Less cash acquired | (2) |
| Total consideration | $ 763 |
| Assets acquired: | |
| Technology intangible assets | $ 815 |
| Deferred tax asset | 119 |
| Total assets acquired | $ 934 |
| Liability assumed: | |
| Deferred tax liability | $(171) |
| | $ 763 |

The following table represents the gross carrying amount of the technology intangible assets at December 30, 2023:

| | (In thousands) |
|---|---|
| Initial cost of technology intangible assets recognized on the acquisition date | $ 815 |
| Achievement of the first milestone and recognition of contingent consideration payable | 250 |
| Deferred tax liability associated with the recognition of the first milestone | 67 |
| Gross carrying amount at December 30, 2023 | $1,132 |

Information regarding the technology intangible assets is as follows (in thousands):

| | December 30, 2023 | December 31, 2022 |
|---|---|---|
| | (In thousands) | |
| Technology intangible assets: | | |
| Gross carrying amount | $1,132 | $1,132 |
| Accumulated Amortization | (178) | (42) |
| Net carrying amount | $ 954 | $1,090 |

**Item 9.** *Changes in and Disagreements With Accountants on Accounting and Financial Disclosure*

None.

**Item 9A.** *Controls and Procedures*

**Management's Report on Assessment of Internal Controls Over Financial Reporting**

*Evaluation of Disclosure Controls and Procedures*

Intevac's management, with the participation of Intevac's Chief Executive Officer (the "CEO") and Chief Financial Officer (the "CFO"), evaluated the effectiveness of Intevac's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of the end of the period covered by this Annual Report. Based on this evaluation, the CEO and CFO concluded that Intevac's disclosure controls and procedures were effective as of December 30, 2023 in providing reasonable assurance that information required to be disclosed by Intevac in reports that Intevac files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and is accumulated and communicated to Intevac's management, including Intevac's CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure.

*Management's Annual Report on Internal Control over Financial Reporting*

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) for Intevac. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Intevac's management, with the participation of the CEO and CFO, conducted an evaluation of the effectiveness of Intevac's internal control over financial reporting based on criteria established in the 2013 *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that Intevac's internal control over financial reporting was effective as of December 30, 2023.

*Changes in Internal Control over Financial Reporting*

Beginning January 1, 2023, we implemented ASC 326, Financial Instruments—Credit Losses. Although the new standard is expected to have an immaterial impact on our ongoing results of operations, we did implement changes to our processes related to the assessment of credit losses, including the utilization of an expected credit loss model, which requires consideration of a broader range of information to estimate expected credit losses over the entire lifetime of the asset, including losses where probability is considered remote, reporting of credit losses and the control activities within them.

There was no change in our internal control over financial reporting during our fourth quarter of fiscal 2023 that has materially affected, or is reasonably likely to materially affect, Intevac's internal control over financial reporting.

**Item 9B.** *Other Information*

*Securities Trading Plans of Directors and Executive Officers*

During our last fiscal quarter, no director or officer, as defined in Rule 16a-1(f), adopted or terminated a "Rule 10b5-1 trading arrangement" or a "non-Rule 10b5-1 trading arrangement," each as defined in Regulation S-K Item 408.

**Item 9C.** *Disclosure Regarding Foreign Jurisdictions that Prevent Inspections*

Not applicable.

**PART III**

**Item 10.** *Directors, Executive Officers and Corporate Governance*

The information required by this item relating to the Company's executive officers and key employees is included under the caption "Executive Officers of Intevac" under Item 1 of this Annual Report. The other information required by this item is included under the captions "Election of Directors," [and] "Corporate Governance Matters" in the Company's Proxy Statement for the 2024 Annual Meeting of Stockholders and is incorporated herein by reference.

**Item 11.** *Executive Compensation*

The information required by this item is included under the caption "Executive Compensation and Related Information" in the Company's Proxy Statement for the 2024 Annual Meeting of Stockholders and is incorporated herein by reference.

**Item 12.** *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

The information required by this item is included under the caption "Security Ownership of Certain Beneficial Owners and Management" in the Company's Proxy Statement for the 2024 Annual Meeting of Stockholders and is incorporated herein by reference.

**Item 13.** *Certain Relationships and Related Transactions, and Director Independence*

The information required by this item is included under the captions "Certain Relationships and Related Party Transactions" and "Corporate Governance Matters" in the Company's Proxy Statement for the 2024 Annual Meeting of Stockholders and is incorporated herein by reference.

**Item 14.** *Principal Accountant Fees and Services*

The information required by this item is included under the caption "Principal Accountant Fees and Services" in the Company's Proxy Statement for the 2024 Annual Meeting of Stockholders and is incorporated herein by reference.

**Item 15.** *Exhibits and Financial Statement Schedules*

(a) The following documents are filed as part of this Annual Report on Form 10-K:

1. Financial Statements:

See "Index to Consolidated Financial Statements" in Item 8 of this Form 10-K.

All other schedules have been omitted since the required information is not present in amounts sufficient to require submission of the schedule or because the information required is included in the consolidated financial statements or notes thereto.

2. Exhibits

| Exhibit Number | Description | Incorporated by Reference | | |
| --- | --- | --- | --- | --- |
| | | Form | Exhibit | File Date |
| 2.1 | Asset Purchase Agreement, dated as of December 30, 2021, by and between Intevac, Inc., Intevac Photonics, Inc. and EOTECH, LLC | 8-K | 2.1 | January 30, 2022. |
| 2.2 | First Amendment to Asset Purchase Agreement, dated March 7, 2022, by and among Intevac, Inc., Intevac Photonics, Inc. and EOTECH, LLC | 10-Q | 2.1 | May 10, 2022 |
| 3.1 | Certificate of Incorporation of the Registrant | 8-K | 3.1 | July 23, 2007 |
| 3.2 | Bylaws of the Registrant, as amended | 8-K | 3.1 | March 15, 2012 |
| 4.1 | Description of the Registrant's Common Stock | 10-K | 4.1 | February 12, 2020 |
| 10.1+ | The Registrant's 2003 Employee Stock Purchase Plan, as amended February 15, 2023 | DEF 14A | A | April 12, 2023 |
| 10.2+ | The Registrant's 2012 Equity Incentive Plan, as amended March 21, 2018 | DEF 14A | B | April 11, 2018 |
| 10.3+ | Form of Restricted Stock Unit Agreement for 2012 Equity Incentive Plan | 10-Q | 10.4 | May 1, 2012 |
| 10.4+ | Form of Restricted Stock Agreement for 2012 Equity Incentive Plan | 10-Q | 10.5 | May 1, 2012 |
| 10.5+ | Form of Stock Option Agreement for 2012 Equity Incentive Plan | 10-Q | 10.6 | May 1, 2012 |
| 10.6 | Lease dated March 20, 2014 regarding the space located at 3544, 3560, 3570 and 3580 Bassett Street, Santa Clara, California | 10-Q | 10.8 | April 29, 2014 |
| 10.7 | Lease Assignment Agreement dated as of December 30, 2021, by and between Intevac, Inc., and EOTECH, LLC | 10-K | 10.10 | February 17, 2022 |
| 10.8 | First Amendment to Lease, dated as of November 21, 2023, by and between the Company and HGIT BASSETT CAMPUS LP, for premises located in Santa Clara, California | 8-K | 10.1 | December 6, 2023 |
| 10.9+ | The Registrant's 2020 Equity Incentive Plan as amended February 15, 2023 | DEF 14A | B | April 12, 2023 |
| 10.10+ | Form of Restricted Stock Unit Agreement for 2020 Equity Incentive Plan | S-8 (No. 33-238262) | 4.5 | May 14, 2020 |
| 10.11+ | Form of Stock Option Agreement for 2020 Equity Incentive Plan | S-8 (No. 33-238262) | 4.7 | May 14, 2020 |
| 10.12+ | Form of Outside Director Restricted Stock Unit Agreement for 2020 Equity Incentive Plan | S-8 (No. 33-238262) | 4.8 | May 14, 2020 |

| Exhibit Number | Description | Incorporated by Reference | | |
|---|---|---|---|---|
| | | Form | Exhibit | File Date |
| 10.13+ | Intevac, Inc. 2022 Inducement Equity Incentive Plan | 8-K | 10.2 | January 20, 2022 |
| 10.14+ | Form of RSU Agreement under the Intevac, Inc. 2022 Inducement Equity Incentive Plan | 8-K | 10.3 | January 20, 2022 |
| 10.15+ | The Registrant's 401(k) Profit Sharing Plan (P) | S-1 (No. 33-97806) | | |
| 10.16+ | Form of Director and Officer Indemnification Agreement | 10-K | 10.9 | March 14, 2008 |
| 10.17+ | The Registrant's Executive Incentive Plan | 10-Q | 10.1 | May 4, 2023 |
| 10.18+ | Employment Agreement, dated January 18, 2022, by and between Nigel Hunton and Intevac, Inc. | 8-K | 10.1 | January 20, 2022 |
| 10.19+ | Form of 2022 PRSU Award Agreement (Company Stock Price Hurdle) under the 2022 Inducement Equity Incentive Plan | 8-K | 10.1 | May 19, 2022 |
| 10.20+ | Form of 2022 PRSU Award Agreement (Company Stock Price Hurdle) under the 2020 Equity Incentive Plan | 8-K | 10.2 | May 19, 2022 |
| 10.21+ | Form of the 2023 PRSU Award Agreement under the 2020 Equity Incentive Plan | 10-Q | 10.1 | August 3, 2023 |
| 10.22+ | Change in Control Agreement with John Dickinson dated June 20, 2023 | 10-Q | 10.2 | August 3, 2023 |
| 10.23+ | Transition Agreement and Release with James Moniz dated August 2, 2023 | 10-Q | 10.3 | August 3, 2023 |
| 21.1 | Subsidiaries of the Registrant | | | |
| 23.1 | Consent of Independent Registered Public Accounting Firm | | | |
| 24.1 | Power of Attorney (see signature page) | | | |
| 31.1 | Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 | | | |
| 31.2 | Certification of Interim Chief Financial Officer, Secretary and Treasurer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 | | | |
| 32.1 | Certifications Pursuant to U.S.C. 1350, adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 | | | |
| 97.1 | Compensation Recovery Policy | | | |
| 101 | The following financial statements from the Registrant's Annual Report on Form 10-K for the year ended December 30, 2023, formatted in Inline XBRL (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Operations, (iii) Consolidated Statements of Comprehensive Loss, (iv) Consolidated Statements of Stockholders' Equity, (v) Consolidated Statements of Cash Flows, and (vi) Notes to Consolidated Financial Statements. | | | |
| 104 | Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101) | | | |

(P)  Paper exhibit.

+  Management compensatory plan or arrangement

**Item 16.**  *Form 10-K Summary*

Not applicable.

## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on February 15, 2024.

INTEVAC, INC.

/s/ KEVIN SOULSBY
Kevin Soulsby
Interim Chief Financial Officer, Secretary and Treasurer

## POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Nigel D. Hunton and Kevin Soulsby and each of them, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Report on Form 10-K, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

| Signature | Title | Date |
|---|---|---|
| /s/ NIGEL D. HUNTON<br>(Nigel D. Hunton) | President,<br>Chief Executive Officer and Director<br>(Principal Executive Officer) | February 15, 2024 |
| /s/ KEVIN SOULSBY<br>(Kevin Soulsby) | Interim Chief Financial Officer, Secretary and Treasurer (Principal Financial and Accounting Officer) | February 15, 2024 |
| /s/ DAVID S. DURY<br>(David S. Dury) | Chairman of Board | February 15, 2024 |
| /s/ KEVIN D. BARBER<br>(Kevin D. Barber) | Director | February 15, 2024 |
| /s/ DOROTHY D. HAYES<br>(Dorothy D. Hayes) | Director | February 15, 2024 |
| /s/ MICHELE F. KLEIN<br>(Michele F. Klein) | Director | February 15, 2024 |

